Prospectus

CORPORATE BENEFITS LIFE INSURANCE
A FLEXIBLE PREMIUM
VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company
and
Security Life Separate Account L1

Consider carefully the policy charges and deductions beginning on page 49 in this prospectus.

You should read this prospectus and keep it for future reference. A prospectus for each underlying investment portfolio must accompany and should be read together with this prospectus.

This policy is not available in all jurisdictions. This policy is not offered in any jurisdiction where this type of offering is not legal. Depending on the state where it is issued, policy features may vary. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different.

We and our affiliates offer other insurance products which may have different fees and charges and better match your needs. Contact your agent/registered representative if your would like information about these other products.

Replacing your existing life insurance policy(ies) with this policy may not be beneficial to you. Your existing policy(ies) may be subject to fees or penalties upon surrender or cancellation.

Your Policy
- is a flexible premium variable universal life insurance policy
- is issued by Security Life of Denver Insurance Company
- is designed primarily for use on a multi-life basis when the insured people share a common employment or business relationship
- is returnable by you during the free look period or right to examine policy period if you are not satisfied.

Your Policy Premium Payments
- are flexible, so the premium amount and frequency may vary
- are allocated to variable investment options and the guaranteed interest division based on your instructions
- are subject to specified deductions.

Your Account Value
- is the sum of your holdings in the variable investment options, the guaranteed interest division and the loan division
- has no guaranteed minimum value under the variable investment options. The value varies with the value of the underlying investment portfolio
- has a minimum guaranteed rate of return under the guaranteed interest division only
- is subject to specified expenses and charges.

Death Proceeds
- are paid if the policy is in force when the insured person dies
- are equal to the death benefit *minus* any outstanding policy loans, accrued loan interest and unpaid charges incurred before the insured person dies
- are calculated under your choice of options
  * Option 1 - a stated death benefit
  * Option 2 - a stated death benefit *plus* your account value
  * Option 3 - a stated death benefit *plus* the sum of the premiums we receive *minus* partial withdrawals you have taken
- are generally not subject to federal income taxes if your policy continues to meet the federal income tax definition of life insurance.

Neither the SEC nor any state securities commission has approved these securities or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This life insurance policy IS NOT a bank deposit or obligation, federally insured, or backed by any bank or government agency.

Date of Prospectus May 1, 2002

ISSUED BY:	Security Life of Denver	**UNDERWRITTEN BY:**	ING America Equities, Inc.
	Insurance Company		1290 Broadway
	ING Security Life Center		Denver, CO 80203-5699
	1290 Broadway		(303) 860-2000
	Denver, CO 80203-5699		
	(800) 525-9852		

THROUGH ITS: Security Life Separate Account L1

ADMINISTERED BY: Customer Service Center
P.O. Box 173888
Denver, CO 80217-3888
(877) 253-5050

"ING Security Life," "we," "us," "our," and the "company" refer to Security Life of Denver Insurance Company. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our customer service center or your agent/registered representative.

TABLE OF CONTENTS

POLICY SUMMARY

This summary highlights some important points about your policy. The policy is more fully described in the other sections of this prospectus which should be read carefully before you purchase a policy.

Your Policy

This policy is available only to groups of ten or more insured people. This policy is for use on a multi-life basis where the insured people share a common employment or business relationship. The policy may be owned by an individual corporation, trust, association or similar entity. ***See Policy Issuance, page 25.***

Your policy provides life insurance protection on the insured person. The policy includes the basic policy, applications, and riders or endorsements. As long as the policy remains in force, we pay a death benefit at the death of the insured person. While your policy is in force, you may access your policy value by taking loans or partial withdrawals. You may also surrender your policy for its surrender value. When the insured person reaches age 100 you may surrender the policy or it will continue under the continuation of coverage option. ***See Continuation of Coverage, page 34.***

Factors to Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the investment options your policy provides, its other features and benefits, its risks and the fees and expenses you will incur. Consider the following matters, among others:

- Life Insurance Coverage - Life insurance is not a short-term investment and should be purchased only if you need life insurance coverage. You should evaluate your need for life insurance coverage before purchasing a policy.
- Investment Risk - The value of the available variable investment options may fluctuate with the markets and interest rates. You should evaluate the policy's long-term

investment potential and risks before purchasing a policy.
- Fees and Expenses - A policy's fees and expenses reflect costs associated with its features and benefits. Before purchasing a policy, compare the value that these various features and benefits have to you, given your particular circumstances, with the fees and expenses for those features and benefits.
- Exchanges - Replacing your existing life insurance policy(ies) with this policy may not be beneficial to you. Before purchasing a policy, determine whether your existing policy(ies) will be subject to fees or penalties upon surrender or cancellation. Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) with those of this policy.
- Sales Compensation - We pay compensation to firms for sales of the policy. ***See Distribution of the Policies, page 45.***

Free Look Period

Within limits specified by state law, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason. Generally, the refund will equal all premium payments we have received or the account value, depending on state law. The policy is then void. ***See Free Look Period, page 42.***

Premium Payments

The policy is a flexible premium policy because the amount and frequency of the premium payments you make may vary within limits. You must make premium payments:

- for us to issue your policy;
- sufficient to keep your policy in force; and
- as necessary to continue certain benefits.

Depending on the amount of premium you choose to pay, it may not be enough to keep your policy or certain riders in force. ***See Premium Payments, page 25.***

Allocation of Net Premium

This policy has premium-based charges which are subtracted from your payments. We add the balance, or the net premium, to your policy based on your investment instructions. You may allocate the net premium among one or more variable investment options and the guaranteed interest division. *See Allocation of Net Premium, page 26.*

The following information summarizes the policy charges and deductions. For details on these charges, *see Charges and Deductions, page 49.*

Charges and Deductions

All charges presented here are guaranteed maximums unless stated otherwise.

Charges and Deductions

Other Than Investment Portfolio Annual Expenses
(*See Charges and Deductions, page 49*)

Premium Deductions – Maximum amount deducted when each premium is received.

Charge	Amount Deducted
Tax Charges	• 2.5% of premium for state and local taxes; • 1.5% of premium for estimated federal tax treatment of deferred acquisition costs. No tax charges are assessed on first year premium in excess of target premium.
Initial Sales Charge	• 2% of premium up to policy or segment target premium in the first policy or segment year; • Each year thereafter, 0.5% of each premium received.

Premium Deduction – Maximum amount deducted at the beginning of each policy year.

Charge	Amount Deducted			
Deferred Sales Charge	Deferred Sales Charge - Percentage of Premium*			
	Policy or Segment Year When Premium Payments are Made	Up to Target Premium	In Excess of Target Premium	Deducted at the Beginning of Policy or Segment Years
	1	2%	1%	2-8
	2	1.75%	N/A	3-9
	3	1.75%	N/A	4-10
	4	1.75%	N/A	5-11
	5	0.5%	N/A	6-12
	6	0.5%	N/A	7-13
	7	0.5%	N/A	8-14
	8	0.5%	N/A	9-15
	9	0.5%	N/A	10-16
	10	0.5%	N/A	11-17
	* These are the percentages used to determine the annual charge. Once determined, the annual charge is made once each year for seven years.			

Monthly Charges – Maximum amount deducted each month from account value.

Charge	Amount Deducted
Mortality & Expense Risk Charge	• 0.01667% of account value invested in the variable investment options (equivalent annual rate of 0.20%).
Administrative Charge	• $12 per month in the first policy year; • $6 per month thereafter.
Cost of Insurance Charge	Varies based on current cost of insurance rates for each segment and the net amount at risk. Current cost of insurance rates depend on the characteristics of the group of insured people, such as ages, risk class, size of the group and the total premium the group pays. Different cost of insurance rates will apply to each death benefit segment. These rates are never more than the guaranteed maximum rates shown in the policy.

Transaction Fees – Maximum amount deducted on the transaction date.

Charge	Amount Deducted
Partial Withdrawal Fee	• Two percent of the amount withdrawn, up to $25.
Excess Illustration Fee	• $25 per illustration after the first each policy year. • We currently do not deduct this fee, but we reserve the right to deduct it in the future.

Guaranteed Interest Division

The guaranteed interest division guarantees principal and is part of our general account. Amounts you direct into the guaranteed interest division are credited with interest at a fixed rate. ***See Guaranteed Interest Division, page 23.***

Variable Investment Options

The variable investment options under your policy are divisions of Security Life Separate Account L1 (the separate account), a separate account of the company. Each variable investment option invests in a corresponding mutual fund (investment portfolio). If you invest in the variable investment options, you may make or lose money depending on market conditions. You do not invest directly in or hold shares of the investment portfolios.

Investment Portfolio Fees and Expenses

The variable investment options purchase shares of the investment portfolios at net asset value. This price reflects investment management fees, 12b-1 distribution fees and other direct expenses which are set by the investment portfolio and deducted from the investment portfolio's assets as described in the following table. The fees and expenses are shown in gross amounts and net amounts after waiver or reimbursement of fees or expenses by the investment portfolio adviser.

These fees and expenses are not direct charges against a variable investment option's assets or reductions from policy values; rather, these expenses are included in computing each underlying investment portfolio's net asset value, which is the share price used to calculate the unit values of the variable investment options. For a more complete description of the investment portfolios' fees and expenses, see each investment portfolio's prospectus.

We receive 12b-1 distribution fees from some investment portfolios. Additionally, each of the investment portfolios or their affiliates pays us compensation for recordkeeping, administration or other services. The amount of compensation is usually based on the aggregate assets of the investment portfolio from policies that we issue or administer. Some investment portfolios or their affiliates pay us more than others and some of the amounts we receive may be significant.

Risks Associated with Investing in the Investment Portfolios

Each investment portfolio has its own investment objective and risks. Information about the risks associated with investing in the investment portfolios is located in their separate prospectuses. Read the investment portfolio prospectuses in conjunction with this prospectus, and retain the prospectuses for future reference. ***See also Investment Portfolio Objectives, page 15.***

An investment portfolio available through the policy may not be the same as a retail mutual fund with the same or similar name. Accordingly, the management, expenses and performance of an investment portfolio is likely to differ from a similarly named retail mutual fund.

The information in the following table was provided to us by the investment portfolios and we have not independently verified this information.

Investment Portfolio Annual Expenses (As a Percentage of Portfolio Average Net Assets)

Portfolio	Investment Management Fees	12b-1 Fees	Other Expenses	Total Portfolio Expenses	Fees and Expenses Waived or Reimbursed	Total Net Portfolio Expenses
AIM Variable Insurance Funds						
AIM V.I. Capital Appreciation Fund – Series I [1]	0.61%	N/A	0.24%	0.85%	N/A	0.85%
AIM V.I. Government Securities Fund – Series I [1,2]	0.50%	N/A	0.57%	1.07%	N/A	1.07%
The Alger American Fund						
Alger American Growth Portfolio	0.75%	0.00%	0.06%	0.81%	N/A	0.81%
Alger American MidCap Growth Portfolio	0.80%	0.00%	0.08%	0.88%	N/A	0.88%
Alger American Small Capitalization Portfolio	0.85%	0.00%	0.07%	0.92%	N/A	0.92%
Fidelity Variable Insurance Products Fund						
Growth Portfolio [3]	0.58%	N/A	0.10%	0.68%	N/A	0.68%
Index 500 Portfolio [4]	0.24%	N/A	0.11%	0.35%	N/A	0.35%
Overseas Portfolio [3]	0.73%	N/A	0.19%	0.92%	N/A	0.92%
The GCG Trust						
Equity Income Portfolio	0.94%	0.00%	0.01%	0.95%	0.00%	0.95%
Fully Managed Portfolio	0.94%	0.00%	0.01%	0.95%	0.00%	0.95%
Growth Portfolio [5]	1.01%	0.00%	0.01%	1.02%	0.00%	1.02%
Hard Assets Portfolio	0.94%	0.00%	0.01%	0.95%	0.00%	0.95%
Limited Maturity Bond Portfolio	0.53%	0.00%	0.01%	0.54%	0.00%	0.54%
Liquid Asset Portfolio	0.53%	0.00%	0.01%	0.54%	0.00%	0.54%
Mid-Cap Growth Portfolio	0.88%	0.00%	0.01%	0.89%	0.00%	0.89%
Research Portfolio	0.88%	0.00%	0.01%	0.89%	0.00%	0.89%
Total Return Portfolio	0.88%	0.00%	0.01%	0.89%	0.00%	0.89%
ING Partners, Inc						
ING UBS Tactical Asset Allocation Portfolio – Initial Class [6]	0.90%	N/A	0.20%	1.10%	N/A	1.10%
ING Van Kampen Comstock Portfolio – Initial Class [6]	0.60%	N/A	0.35%	0.95%	N/A	0.95%
ING Income Shares						
ING VP Bond Portfolio – Class R Shares	0.40%	N/A	0.10%	0.50%	N/A	0.50%
ING Variable Portfolios, Inc						
ING VP Index Plus LargeCap Portfolio – Class R Shares [7]	0.35%	N/A	0.10%	0.45%	N/A	0.45%
ING VP Index Plus MidCap Portfolio – Class R Shares [7]	0.40%	N/A	0.15%	0.55%	N/A	0.55%
ING VP Index Plus SmallCap Portfolio – Class R Shares [7]	0.40%	N/A	0.31%	0.71%	0.11%	0.60%
ING Variable Products Trust						
ING VP Growth Opportunities Portfolio – Class R Shares [8]	0.75%	N/A	1.07%	1.82%	0.92%	0.90%
ING VP MagnaCap Portfolio – Class R Shares [8]	0.75%	N/A	1.47%	2.22%	1.32%	0.90%
ING VP MidCap Opportunities Portfolio – Class R Shares [8]	0.75%	N/A	1.91%	2.66%	1.76%	0.90%
ING VP SmallCap Opportunities Portfolio – Class R Shares [8]	0.75%	N/A	0.40%	1.15%	0.25%	0.90%

Portfolio	Investment Management Fees	12b-1 Fees	Other Expenses	Total Portfolio Expenses	Fees and Expenses Waived or Reimbursed	Total Net Portfolio Expenses
INVESCO Variable Investment Funds, Inc.						
INVESCO VIF-Core Equity Fund [9]	0.75%	N/A	0.34%	1.09%	0.00%	1.09%
INVESCO VIF-Health Sciences Fund	0.75%	N/A	0.31%	1.06%	0.00%	1.06%
INVESCO VIF-High Yield Fund [9]	0.60%	N/A	0.42%	1.02%	0.00%	1.02%
INVESCO VIF-Small Company Growth Fund [9, 10]	0.75%	N/A	0.54%	1.29%	0.04%	1.25%
Janus Aspen Series Service Shares [11]						
Janus Aspen Aggressive Growth Portfolio	0.65%	0.25%	0.02%	0.92%	N/A	0.92%
Janus Aspen Growth Portfolio	0.65%	0.25%	0.01%	0.91%	N/A	0.91%
Janus Aspen International Growth Portfolio	0.65%	0.25%	0.06%	0.96%	N/A	0.96%
Janus Aspen Worldwide Growth Portfolio	0.65%	0.25%	0.04%	0.94%	N/A	0.94%
Neuberger Berman Advisers Management Trust						
Partners Portfolio [12]	0.82%	N/A	0.05%	0.87%	N/A	0.87%
Pioneer Variable Contracts Trust						
Mid Cap Value VCT Portfolio – Class I Shares	0.65%	N/A	0.14%	0.79%	N/A	0.79%
Small Cap Value VCT Portfolio – Class I Shares [13, 14]	0.75%	N/A	77.09%	77.84%	76.59%	1.25%
Putnam Variable Trust						
Putnam VT Growth and Income Fund – Class IB Shares [15]	0.46%	0.25%	0.05%	0.76%	N/A	0.76%
Putnam VT New Opportunities Fund – Class IB Shares [15]	0.54%	0.25%	0.05%	0.84%	N/A	0.84%
Putnam VT Small Cap Value Fund – Class IB Shares [15]	0.80%	0.25%	0.14%	1.19%	N/A	1.19%
Putnam VT Voyager Fund – Class IB Shares [15]	0.53%	0.25%	0.04%	0.82%	N/A	0.82%
Van Eck Worldwide Insurance Trust						
Worldwide Bond Fund	1.00%	N/A	0.24%	1.24%	0.05%	1.19%
Worldwide Emerging Markets Fund	1.00%	N/A	0.30%	1.30%	0.02%	1.28%
Worldwide Real Estate Fund	1.00%	N/A	0.62%	1.62%	0.12%	1.50%

---

[1] Compensation to the Company for administrative or recordkeeping services may be paid out of fund assets in an amount up to 0.25% annually. Any such fees paid from the AIM Funds' assets are included in the "Other Expenses" column.

[2] Other Expenses includes Interest Expense of 0.28%.

[3] Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time.

[4] The fund's manager has voluntarily agreed to reimburse the class to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions and extraordinary expenses) exceed 0.28%. This arrangement can be discontinued by the fund's manager at any time. Including this reimbursement, the Management (Advisory) Fees, Other Expenses and Total Fund Annual Expenses in 2001 were 0.24%, 0.04% and 0.28%, respectively.

[5]   DSI has agreed to a voluntary fee waiver of 0.05% of assets in excess of $1.3 billion with respect to the Growth Series through December 31, 2002.

[6]   Other Expenses shown in the above table are based on estimated amounts for the current fiscal year.

[7]   ING Investments, LLC, the investment adviser to each Portfolio, has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible reimbursement to ING Investments, LLC within three years. The amount of each Portfolio's expenses waived or reimbursed during the last fiscal year by the Portfolio's investment adviser is shown under the heading "Fees and Expenses Waived or Reimbursed" in the table above. For each Portfolio, the expense limits will continue through at least December 31, 2002.

[8]   ING Investments, LLC has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses subject to possible reimbursement to ING Investments, LLC within three years. The amount of each Portfolio's expenses waived or reimbursed during the last fiscal year by ING Investments, LLC is shown under the heading "Fees and Expenses Waived or Reimbursed" in the table above. The expense limits will continue through at least October 31, 2002.

[9]   The Portfolios' "Other Expenses" and "Total Portfolio Expenses" were lower than the figure shown because their custodian fees were reduced under expense offset arrangements.

[10]   INVESCO absorbed a portion of VIF-Small Company Growth Fund's "Other Expenses" and "Total Portfolio Expenses." After this absorption, these expenses are 0.50% and 1.25%, respectively.

[11]   Long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers, Inc. All expenses are shown without the effect of any expense offset arrangements.

[12]   Neuberger Berman Management Inc. ("NBMI") has undertaken through April 30, 2005 to reimburse certain operating expenses, excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of the Portfolios' average daily net asset value.

[13]   The Total Net Fund Annual Expenses in the table above reflect the expense limitation in effect through December 31, 2002 under which Pioneer has agreed not to impose all or a portion of its management fee and if necessary, to limit other ordinary operating expenses to the extent required to reduce Class I expenses to 1.25% of the average daily net assets attributable to Class I shares; the portion of the portfolio expenses attributable to Class II shares will be reduced only to the extent such expenses are reduced for Class I shares.

[14]   The Portfolio commenced operations on November 8, 2001, therefore Other Expenses shown above are annualized. Including the reimbursements and waivers applied by Pioneer, the Management (Advisory) Fees, Other Expenses and Total Fund Annual Expenses for the year ended December 31, 2001 were 0.00%, 1.25%, and 1.25%, respectively.

[15]   Reflects an increase in 12b-1 fees payable to Putnam Investment Management, LLC ("Putnam Management"). The Trustees currently limit payments on class IB shares to 0.25% of average net assets. Actual 12b-1 fees during the most recent fiscal year were 0.22% of average net assets.

Policy Values

Your account value is the amount you have in the guaranteed interest division, *plus* the amount you have in each variable investment option. If you have an outstanding policy loan, your account value includes the amount in the loan division. ***See Policy Values, page 34.***

Your Account Value in the Variable Investment Options

Accumulation units are the way we measure value in the variable investment options. Accumulation unit value is the value of a unit of a variable investment option on a valuation date. Each variable investment option has a different accumulation unit value. ***See Determining the Value in the Variable Investment Options, page 35.***

The accumulation unit value for each variable investment option reflects the investment performance of the underlying investment portfolio during the valuation period. Each accumulation unit value reflects asset-based charges under the policy and the expenses of the investment portfolios. ***See Determining the Value in the Variable Investment Options, page 35, and How We Calculate Accumulation Unit Values, page 35.***

Transfers of Account Value

You generally may make an unlimited number of free transfers among the variable investment options or to the guaranteed interest division. There are restrictions on transfers from the guaranteed interest division. The minimum transfer amount is $100. ***See Transfers of Account Value, page 36.***

Special Policy Features

Designated Deduction Option

You may designate one investment option from which we will deduct all your monthly and deferred sales charges. ***See Designated Deduction Option, page 33.***

Riders

You may add benefits to your policy by rider. There may be an additional monthly charge from your account value for these benefits. ***See Riders, page 32.***

Dollar Cost Averaging

Dollar cost averaging is a systematic plan of transferring account values to selected investment options. It is intended to protect your policy's value from short-term price fluctuations. However, dollar cost averaging does not assure a profit, nor does it protect against a loss in a declining market. Dollar cost averaging is free. ***See Dollar Cost Averaging, page 37.***

Automatic Rebalancing

Automatic rebalancing periodically reallocates your net account value among your selected investment options to maintain your specified distribution of account value among those investment options. Automatic rebalancing is free. ***See Automatic Rebalancing, page 38.***

Loans

You may take a loan against your policy's net account value. We charge an annual loan interest rate of 3.25%. When you take a policy loan, we transfer an amount equal to your loan to the loan division as collateral for your loan. We credit an annual interest rate of 3% on amounts held in the loan division as collateral for your loan. A loan may have tax consequences. ***See Policy Loans, page 38, and Tax Considerations, page 52.***

Partial Withdrawals

You may withdraw part of your net account value after your first policy anniversary. You may make up to twelve partial withdrawals per policy year. Partial withdrawals may reduce your policy's death benefit and will reduce your account value.

Some policies with a high account value may qualify for a partial withdrawal before the first policy anniversary. Partial withdrawals may have tax consequences. ***See Partial Withdrawals, page 39, and Tax Considerations, page 52.***

Policy Modification, Termination and Continuation Features

Right to Change Policy

For 24 months after the policy date you may change your policy to a guaranteed policy, unless state law requires differently. There is no charge for this change. ***See Right to Change Policy, page 34.***

Surrender

You may surrender your policy for its surrender value at any time before the death of the insured person. All insurance coverage ends on the date we receive your request. ***See Surrender, page 42.***

Lapse

In general, insurance coverage continues as long as your policy's net account value is enough to pay the monthly deductions. ***See Lapse, page 41.***

Reinstatement

You may reinstate your policy and rider within five years of its lapse if you still own the policy and the insured person is still insurable. You will need to pay required reinstatement premiums.

If you had a policy loan when coverage ended, we will reinstate it with accrued loan interest to the date of the lapse. ***See Reinstatement, page 41.***

Continuation of Coverage

If the policy is in force on the policy anniversary nearest the insured person's 100th birthday, the policy will automatically continue pursuant to the terms of the policy unless you surrender it or such continuation is prohibited by state law. ***See Continuation of Coverage, page 34.***

Death Benefits

After the insured person's death, we pay death proceeds to the beneficiaries if your policy is still in force. Depending on the death benefit option you have chosen and whether or not you have coverage under an adjustable term insurance rider, your policy's death benefit may vary.

Generally, we require a minimum target death benefit of $50,000 per policy. ***See Death Benefits, page 27.***

Tax Considerations

Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract. ***See Tax Status of the Policy, page 53.***

Assuming the policy qualifies as a life insurance contract, under current federal income tax law, your account value earnings are generally not subject to income tax as long as they remain within your policy. However depending on circumstances, the following events may cause taxable consequences for you:

- partial withdrawals;
- loans;
- surrender; or
- lapse.

In addition, if your policy is a modified endowment contract, a loan against or secured by the policy may cause income taxation. A penalty tax may be imposed on a distribution from a modified endowment contract as well. ***See Modified Endowment Contracts, page 54.***

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

You should consult a qualified legal or tax adviser before you purchase your policy.

How the Policy Works



INFORMATION ABOUT ING SECURITY LIFE, THE SEPARATE ACCOUNT AND THE INVESTMENT OPTIONS

Security Life of Denver Insurance Company

We are a stock life insurance company organized under the laws of the State of Colorado in 1929. Our headquarters are located at 1290 Broadway, Denver, Colorado 80203-5699. We are admitted to do business in the District of Columbia and all states except New York. At the close of 2001, we had over $387.3 billion of life insurance in force. As of December 31, 2001 our total assets were over $12.5 billion and capital and surplus were over $670 million measured on a statutory basis of accounting, as prescribed or permitted by the Colorado Division of Insurance.

We are a wholly owned indirect subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the field of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands.

ING companies offer a complete line of life insurance products, including:
- annuities
- individual life
- group life
- pension products
- market life reinsurance.

The principal underwriter and distributor for our policies is ING America Equities, Inc. ING America Equities is a stock corporation organized under the laws of the State of Colorado in 1993. It is a wholly owned subsidiary of Security Life of Denver Insurance Company and is registered as a broker-dealer with the SEC and the National Association of Securities Dealers, Inc. ("NASD"). ING America Equities, Inc. is located at 1290 Broadway, Denver, Colorado 80203-5699.

Security Life Separate Account L1

Separate Account Structure

We established Security Life Separate Account L1 (the "separate account") on November 3, 1993, under Colorado insurance law. It is a unit investment trust, registered with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act"). The SEC does not supervise our management of the separate account or ING Security Life.

The separate account is used to support our variable life insurance policies and for other purposes allowed by law and regulation. We may offer other variable life insurance policies with different benefits and charges that invest in the separate account. We do not discuss these policies in this prospectus. The separate account may invest in other securities not available for the policy described in this prospectus.

We own all the assets in the separate account. We credit gains to or charge losses against the separate account without regard to performance of other investment accounts.

Order of Separate Account Liabilities

State law provides that we may not charge general account liabilities against the separate account's assets equal to its reserves and other liabilities. This means that if we ever became insolvent, the separate account assets will be used first to pay separate account policy claims. Only if separate account assets remain after these claims have been satisfied can these assets be used to pay other policy owners and creditors.

The separate account may have liabilities from assets credited to other variable life policies offered by the separate account. If the assets of the separate account are greater than required reserves and policy liabilities, we may transfer the excess to our general account.

Investment Options

Investment options include the variable and the guaranteed interest divisions, but not the loan

division. The separate account has several variable investment options which invest in shares of underlying investment portfolios. The investment performance of a policy depends on the performance of the investment portfolios you choose.

Investment Portfolios

Each of the investment portfolios is a separate series of an open-end management investment company. The investment company receives investment advice from a registered investment adviser who, other than Aeltus Investment Management, Inc., Directed Services, Inc., ING Investments, LLC, and ING Life Insurance and Annuity Company are not affiliated with us.

The investment portfolios sell shares to separate accounts of insurance companies. These insurance companies may or may not be affiliated with us. This is known as "shared funding." Investment portfolios may sell shares as the underlying investment for both variable annuity and variable life insurance contracts. This process is known as "mixed funding."

The investment portfolios may sell shares to certain qualified pension and retirement plans that qualify under Section 401 of the Internal Revenue Code, as amended. As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts and retirement plans, or their participants.

If there is a material conflict, we will consider what should be done, including removing the investment portfolio from the separate account. There are certain risks with mixed and shared funding, and with selling shares to qualified pension and retirement plans. See the investment portfolios' prospectuses.

Investment Portfolio Objectives

Each investment portfolio has a different investment objective that it tries to achieve by following its own investment strategy. The objectives and policies of each investment portfolio affect its return and its risks. With this prospectus, you must receive the current prospectus for each investment portfolio. We summarize the investment objectives for each investment portfolio here, but you should carefully read each investment portfolio prospectus.

Certain investment portfolios offered under this policy have names, investment objectives and policies similar to other funds managed by the portfolio's investment adviser. The investment results of a portfolio may be higher or lower than those of other funds managed by the same adviser. There is no assurance, and no representation is made, that the investment results of any investment portfolio will be comparable to those of another fund managed by the same investment adviser.

INVESTMENT PORTFOLIO OBJECTIVES		
Variable Investment Option	**Investment Company/Adviser/ Manager/ Sub-Adviser**	**Investment Objective**
AIM V.I. Capital Appreciation Fund – Series I	**Investment Company**: AIM Variable Insurance Funds **Investment Adviser**: A I M Advisors, Inc.	Seeks growth of capital. Seeks to meet its objective by investing principally in common stocks of companies the portfolio managers believe are likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.
AIM V.I. Government Securities Fund – Series I	**Investment Company**: AIM Variable Insurance Funds **Investment Adviser**: A I M Advisors, Inc.	Seeks to achieve a high level of current income consistent with reasonable concern for safety of principal. Seeks to meet its objective by investing in debt securities issued, guaranteed or otherwise backed by the United States Government.

INVESTMENT PORTFOLIO OBJECTIVES		
Variable Investment Option	**Investment Company/Adviser/ Manager/ Sub-Adviser**	**Investment Objective**
Alger American Growth Portfolio	**Investment Manager**: Fred Alger Management, Inc.	Seeks long-term capital appreciation by focusing on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the portfolio invests primarily in the equity securities of large companies. The portfolio considers a large company to have a market capitalization of $1 billion or greater.
Alger American MidCap Growth Portfolio	**Investment Manager**: Fred Alger Management, Inc.	Seeks long-term capital appreciation by focusing on midsize companies with promising growth potential. Under normal circumstances, the portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the S&P MidCap 400 Index.
Alger American Small Capitalization Portfolio	**Investment Manager**: Fred Alger Management, Inc.	Seeks long-term capital appreciation by focusing on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the portfolio invests primarily in the equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of the Russell 2000® Growth Index or the S&P SmallCap 600 Index.
Growth Portfolio	**Investment Company**: Fidelity Variable Insurance Products **Investment Manager**: Fidelity Management & Research Company	Seeks to achieve capital appreciation. Normally invests primarily in common stocks of companies the investment adviser believes have above-average growth potential (often called "growth" stocks).
Index 500 Portfolio	**Investment Company**: Fidelity Variable Insurance Products **Investment Manager**: Fidelity Management & Research Company **Sub-Adviser**: Deutsche Asset Management, Inc.	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the Standard & Poor's 500 Index (S&P 500). Normally invests at least 80% of assets in common stocks included in the S&P 500.
Overseas Portfolio	**Investment Company**: Fidelity Variable Insurance Products **Investment Manager**: Fidelity Management & Research Company	Seeks long-term growth of capital. Normally invests at least 80% of total assets in foreign securities, primarily in common stocks.
Equity Income Portfolio	**Investment Company**: The GCG Trust **Investment Manager**: Directed Services, Inc. **Portfolio Manager**: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital. Normally invests at least 80% of its assets in common stocks, with 65% in the common stocks of well-established companies paying above-average dividends.

INVESTMENT PORTFOLIO OBJECTIVES		
Variable Investment Option	**Investment Company/Adviser/ Manager/ Sub-Adviser**	**Investment Objective**
Fully Managed Portfolio	**Investment Company**: The GCG Trust **Investment Manager**: Directed Services, Inc. **Portfolio Manager**: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk. Pursues an active asset allocation strategy whereby investments are allocated among three asset classes–equity securities, debt securities, and money market instruments. Invests primarily in common stocks of established companies that are believed to have above-average potential for capital growth.
Growth Portfolio	**Investment Company**: The GCG Trust **Investment Manager**: Directed Services, Inc. **Portfolio Manager**: Janus Capital	Seeks capital appreciation. Invests primarily in equity securities selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.
Hard Assets Portfolio	**Investment Company**: The GCG Trust **Investment Manager**: Directed Services, Inc. **Portfolio Manager**: Baring International Investment Limited (an affiliate)	Seeks long-term capital appreciation. Invests at least 80% of its assets in the equities of producers of commodities.
Limited Maturity Bond Portfolio	**Investment Company**: The GCG Trust **Investment Manager**: Directed Services, Inc. **Portfolio Manager**: ING Investment Management, LLC (an affiliate)	Seeks highest current income consistent with low risk to principal and liquidity. As a secondary objective, seeks to enhance total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal. Invests primarily in a diversified portfolio of limited maturity debt securities with average maturity dates of five years or less and in no cases more than seven years.
Liquid Asset Portfolio	**Investment Company**: The GCG Trust **Investment Manager**: Directed Services, Inc. **Portfolio Manager**: ING Investment Management, LLC (an affiliate)	Seeks high level of current income consistent with the preservation of capital and liquidity. Invests primarily in obligations of the U.S. government and its agencies and instrumentalities, bank obligations, commercial paper and short-term corporate debt securities that mature in less than one year. The Portfolio seeks to maintain a stable $1 share price.
Mid-Cap Growth Portfolio	**Investment Company**: The GCG Trust **Investment Manager**: Directed Services, Inc. **Portfolio Manager**: Massachusetts Financial Services Company	Seeks long-term growth of capital. Normally invests at least 80% of its net assets in common stocks and related securities (such as preferred stocks, convertible securities and depositary receipts) of companies with medium market capitalizations which the Portfolio Manager believes have above-average growth potential.

Security Life and Separate Account

INVESTMENT PORTFOLIO OBJECTIVES

Variable Investment Option	Investment Company/Adviser/ Manager/ Sub-Adviser	Investment Objective
Research Portfolio	**Investment Company**: The GCG Trust **Investment Manager**: Directed Services, Inc. **Portfolio Manager**: Massachusetts Financial Services Company	Seeks long-term growth of capital and future income. Normally invests at least 80% of its net assets in common stocks and related securities (such as preferred stocks, convertible securities and depositary receipts). Focus is on companies the Portfolio Manager believes have favorable prospects for long-term growth, attractive valuations based on current and expected earnings or cash flow, dominant or growing market share and superior management.
Total Return Portfolio	**Investment Company**: The GCG Trust **Investment Manager**: Directed Services, Inc. **Portfolio Manager**: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. A secondary objective is the reasonable opportunity for growth of capital and income. Invests primarily in a combination of equity and fixed income securities.
ING UBS Tactical Asset Allocation Portfolio – Initial Class	**Investment Company**: ING Partners, Inc. **Investment Adviser**: ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company) **Sub-Adviser**: UBS Global Asset Management (US) Inc.	Seeks total return, consisting of long-term capital appreciation and current income. Allocates assets between a stock portion that is designed to track the performance of the S&P 500 Composite Stock Index and a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.
ING Van Kampen Comstock Portfolio – Initial Class	**Investment Company**: ING Partners, Inc. **Investment Adviser**: ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company) **Sub-Adviser**: Morgan Stanley Investment Management Inc. d/b/a Van Kampen	Seeks capital growth and income. Invests in a portfolio of equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks consisting principally of common stocks.
ING VP Bond Portfolio (formerly Aetna Income Shares d/b/a Aetna Bond VP)– Class R Shares	**Investment Company**: ING Income Shares **Investment Adviser**: ING Investments, LLC **Sub-Adviser**: Aeltus Investment Management, Inc. (Aeltus)	Seeks to maximize total return as is consistent with reasonable risk, through investment in a diversified portfolio consisting of debt securities. Under normal market conditions, invests at least 80% of net assets in high-grade corporate bonds, mortgage-related and other asset-backed securities, and securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

INVESTMENT PORTFOLIO OBJECTIVES

Variable Investment Option	Investment Company/Adviser/ Manager/ Sub-Adviser	Investment Objective
ING VP Index Plus LargeCap Portfolio (formerly Aetna Index Plus Large Cap VP) – Class R Shares	**Investment Company**: ING Variable Portfolios, Inc. (formerly Aetna Variable Portfolios, Inc.) **Investment Adviser**: ING Investments, LLC **Sub-Adviser**: Aeltus Investment Management, Inc. (Aeltus)	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Index (S&P 500), while maintaining a market level of risk. Invests at least 80% of net assets in stocks included in the S&P 500. The S&P 500 is a stock market index comprised of common stocks of 500 of the largest companies traded in the U.S. and selected by Standard & Poor's Corporation.
ING VP Index Plus MidCap Portfolio (formerly Aetna Index Plus Mid Cap VP) – Class R Shares	**Investment Company**: ING Variable Portfolios, Inc. (formerly Aetna Variable Portfolios, Inc.) **Investment Adviser**: ING Investments, LLC **Sub-Adviser**: Aeltus Investment Management, Inc. (Aeltus)	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P 400), while maintaining a market level of risk. Invests at least 80% of net assets in stocks included in the S&P 400. The S&P 400 is a stock market index comprised of common stocks of 400 mid-capitalization companies traded in the U.S. and selected by Standard & Poor's Corporation.
ING VP Index Plus SmallCap Portfolio (formerly Aetna Index Plus Small Cap VP) – Class R Shares	**Investment Company**: ING Variable Portfolios, Inc. (formerly Aetna Variable Portfolios, Inc.) **Investment Adviser**: ING Investments, LLC **Sub-Adviser**: Aeltus Investment Management, Inc. (Aeltus)	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P 600), while maintaining a market level of risk. Invests at least 80% of net assets in stocks included in the S&P 600. The S&P 600 is a stock market index comprised of common stocks of 600 small-capitalization companies traded in the U.S. and selected by Standard & Poor's Corporation.
ING VP Growth Opportunities Portfolio (formerly Pilgrim VP Growth Opportunities Portfolio) – Class R Shares	**Investment Company**: ING Variable Products Trust (formerly Pilgrim Variable Products Trust) **Investment Adviser**: ING Investments, LLC (formerly ING Pilgrim Investments, LLC)	Seeks long-term growth of capital. Invests primarily in common stock of U.S. companies that the portfolio managers feel have above average prospects for growth. Under normal market conditions, invests at least 65% of total assets in securities purchased on the basis of the potential for capital appreciation. These securities may be from large-cap, mid-cap or small-cap companies.
ING VP MagnaCap Portfolio (formerly Pilgrim VP MagnaCap Portfolio) – Class R Shares	**Investment Company**: ING Variable Products Trust (formerly Pilgrim Variable Products Trust) **Investment Adviser**: ING Investments, LLC (formerly ING Pilgrim Investments, LLC)	Seeks growth of capital, with dividend income as a secondary consideration. Under normal conditions, invests at least 80% of assets in equity securities that meet the following criteria: attractive valuation characteristics; dividends; and balance sheet strength. Candidates are also analyzed for some catalyst or vector of change that may spark an increase in share price. Normally, investments are generally in larger companies that are included in the largest 500 U.S. companies as measured by sales, earnings or assets.

Security Life and Separate Account

INVESTMENT PORTFOLIO OBJECTIVES

Variable Investment Option	Investment Company/Adviser/ Manager/ Sub-Adviser	Investment Objective
ING VP MidCap Opportunities Portfolio (formerly Pilgrim VP MidCap Opportunities Portfolio) – Class R Shares	**Investment Company**: ING Variable Products Trust (formerly Pilgrim Variable Products Trust) **Investment Adviser**: ING Investments, LLC (formerly ING Pilgrim Investments, LLC)	Seeks long-term capital appreciation. Normally invests at least 80% of assets in the common stocks of mid-sized U.S. companies that the portfolio managers feel have above average prospects for growth. For this Portfolio, mid-size companies are those with market capitalizations that fall within the range of companies in the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index).
ING VP SmallCap Opportunities Portfolio (formerly Pilgrim VP SmallCap Opportunities Portfolio) – Class R Shares	**Investment Company**: ING Variable Products Trust (formerly Pilgrim Variable Products Trust) **Investment Adviser**: ING Investments, LLC (formerly ING Pilgrim Investments, LLC)	Seeks long-term capital appreciation. Normally invests at least 80% of assets in the common stock of smaller, lesser-known U.S. companies that the portfolio manager believes have above average prospects for growth. For this Portfolio, smaller companies are those with market capitalizations that fall within the range of companies in the Russell 2000® Index, which is an index that measures the performance of small companies.
VIF-Core Equity Fund (formerly, VIF-Equity Income Fund)	**Investment Company**: INVESCO Variable Investment Funds, Inc. **Investment Adviser**: INVESCO Funds Group, Inc.	Seeks to provide a high total return through both growth and current income by normally investing at least 65% (80% effective July 31, 2002) of its assets in common and preferred stock. At least 50% of common stock which the Fund holds will be dividend-paying common and preferred stocks. Stocks selected for the Fund generally are expected to produce income and consistent, stable returns. Although the Fund focuses on stocks of larger companies with a history of paying dividends, it also may invest in companies that have not paid regular dividends. The Fund will normally invest up to 5% of its assets in debt securities, generally corporate bonds that are rated investment grade or better.
VIF-Health Sciences Fund	**Investment Company**: INVESCO Variable Investment Funds, Inc. **Investment Adviser**: INVESCO Funds Group, Inc.	Seeks capital growth by normally investing at least 80% of its assets in the equity securities and equity-related instruments of companies that develop, produce, or distribute products or services related to health care. These companies include, but are not limited to, medical equipment or supplies, pharmaceuticals, biotechnology, and health care providers and services companies. A portion of the Fund's assets are not required to be invested in the sector.

INVESTMENT PORTFOLIO OBJECTIVES

Variable Investment Option	Investment Company/Adviser/ Manager/ Sub-Adviser	Investment Objective
VIF-High Yield Fund	**Investment Company**: INVESCO Variable Investment Funds, Inc. **Investment Adviser**: INVESCO Funds Group, Inc.	Seeks to provide a high level of current income by investing primarily in bonds and other debt securities. It also seeks capital appreciation. The Fund normally invests at least 65% (80% effective July 31, 2002) of its assets in a diversified portfolio of high yield corporate bonds rated below investment grade, commonly known as "junk bonds," and preferred stock with investment grade and below investment grade ratings. These investments generally offer higher rates of return, but are riskier than investments in securities of issuers with higher credit ratings. A portion of the Funds' assets may be invested in other securities such as corporate short-term notes, repurchase agreements, and money market funds. There are no limitations on the maturities of the securities held by the Fund, and the Fund's average maturity will vary as INVESCO responds to changes in interest rates.
VIF-Small Company Growth Fund	**Investment Company**: INVESCO Variable Investment Funds, Inc. **Investment Adviser**: INVESCO Funds Group, Inc.	Seeks long-term capital growth by normally investing at least 65% (80% effective July 31, 2002) of its assets in small-capitalization companies. INVESCO defines small capitalization companies as companies that are included in the Russell 2000® Growth Index at the time of purchase, or if not included in that Index, have market capitalizations of $2.5 billion or below at the time of purchase. The scope of the Index varies with market performance of the companies in the Index.
Janus Aspen Series Aggressive Growth Portfolio Service Shares	**Investment Company**: Janus Aspen Series **Investment Adviser**: Janus Capital	A *nondiversified* Portfolio that seeks long-term growth of capital. Invests primarily in common stocks selected for their growth potential and normally invests at least 50% of its equity assets in medium-sized companies. Medium-sized companies are those whose market capitalization falls within the range of companies in the Standard and Poor's (S&P) MidCap 400 Index.
Janus Aspen Series Growth Portfolio Service Shares	**Investment Company**: Janus Aspen Series **Investment Adviser**: Janus Capital	Seeks long-term growth of capital in a manner consistent with the preservation of capital. Invests primarily in common stocks selected for their growth potential. Although it can invest in companies of any size, it generally invests in larger, more established companies.

Security Life and Separate Account

INVESTMENT PORTFOLIO OBJECTIVES

Variable Investment Option	Investment Company/Adviser/ Manager/ Sub-Adviser	Investment Objective
Janus Aspen Series International Growth Portfolio Service Shares	**Investment Company**: Janus Aspen Series **Investment Adviser**: Janus Capital	Seeks long-term growth of capital. Under normal circumstances, invests at least 80% of its net assets in securities of issuers from at least five different countries, excluding the United States. Although the Portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may at times invest in U.S. issuers and it may at times invest all of its assets in fewer than five countries or even a single country.
Janus Aspen Series Worldwide Growth Portfolio Service Shares	**Investment Company**: Janus Aspen Series **Investment Adviser**: Janus Capital	Seeks long-term growth of capital in a manner consistent with the preservation of capital. Invests primarily in common stocks of companies of any size located throughout the world. Normally invests in issuers from at least five different countries, including the United States. May at times invest in fewer than five countries or even in a single country.
Partners Portfolio	**Investment Company**: Neuberger Berman Advisers Management Trust **Investment Adviser**: Neuberger Berman Management Inc. **Sub-Adviser**: Neuberger Berman, LLC	Seeks growth of capital by investing mainly in common stock of mid- to large-capitalization companies.
Mid Cap Value VCT Portfolio – Class I Shares	**Investment Company**: Pioneer Variable Contracts Trust **Investment Adviser**: Pioneer Investment Management, Inc.	Seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks. Normally, invests at least 80% of total assets in equity securities of mid-size companies, that is, companies with market values within the range of market values of companies included in Standard & Poor's MidCap 400 Index.
Small Cap Value VCT Portfolio – Class I Shares	**Investment Company**: Pioneer Variable Contracts Trust **Investment Adviser**: Pioneer Investment Management, Inc.	Seeks capital growth by investing in a diversified portfolio of securities consisting primarily of common stocks. Normally, invests at least 80% of total assets in equity securities of small companies, that is, companies with market values within the range of market values of issuers included in the Russell 2000® Index.
Putnam VT Growth and Income Fund – Class IB Shares	**Investment Company**: Putnam Variable Trust **Investment Adviser**: Putnam Investment Management, LLC	Seeks capital growth and current income. The fund seeks its goal by investing mainly in common stocks of U.S. companies with a focus on value stocks that offer the potential for capital growth, current income or both.
Putnam VT New Opportunities Fund – Class IB Shares	**Investment Company**: Putnam Variable Trust **Investment Adviser**: Putnam Investment Management, LLC	Seeks long-term capital appreciation. The fund seeks its goal by investing mainly in common stocks of U.S. companies with a focus on growth stocks in sectors of the economy that Putnam Management believes have high growth potential.

INVESTMENT PORTFOLIO OBJECTIVES		
Variable Investment Option	**Investment Company/Adviser/ Manager/ Sub-Adviser**	**Investment Objective**
Putnam VT Small Cap Value Fund – Class IB Shares	**Investment Company**: Putnam Variable Trust **Investment Adviser**: Putnam Investment Management, LLC	Seeks capital appreciation. The fund seeks its goal by investing at least 80% of its net assets in small companies of a size similar to those in the Russell 2000® Value Index.
Putnam VT Voyager Fund – Class IB Shares	**Investment Company**: Putnam Variable Trust **Investment Adviser**: Putnam Investment Management, LLC	Seeks capital appreciation. The fund seeks its goal by investing mainly in common stocks of U.S. companies with a focus on growth stocks.
Worldwide Bond Fund	**Investment Company**: Van Eck Worldwide Insurance Trust **Investment Adviser and Manager**: Van Eck Associates Corporation	Seeks high total return—income plus capital appreciation—by investing globally, primarily in a variety of debt securities.
Worldwide Emerging Markets Fund	**Investment Company**: Van Eck Worldwide Insurance Trust **Investment Adviser and Manager**: Van Eck Associates Corporation	Seeks long-term capital appreciation by investing in equity securities in emerging markets around the world.
Worldwide Real Estate Fund	**Investment Company**: Van Eck Worldwide Insurance Trust **Investment Adviser and Manager**: Van Eck Associates Corporation	Seeks high total return by investing in equity securities of companies that own significant real estate or that principally do business in real estate.

Guaranteed Interest Division

You may allocate all or a part of your net premium and transfer your net account value into the guaranteed interest division. The guaranteed interest division guarantees principal and is part of our general account. It pays interest at a fixed rate that we declare.

The general account contains all of our assets other than those held in the separate account (variable investment options) or other separate accounts.

The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the guaranteed interest division under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the guaranteed interest division or the general account as an investment company under the Investment Company Act of 1940, as amended ("1940 Act") (because of exemptive and exclusionary provisions). This means that the general account, the guaranteed interest division and its interests are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the guaranteed interest division. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

The amount you have in the guaranteed interest division is the net premium you allocate to that division, *plus* amounts you transfer to it, *plus* interest earned, *minus* amounts you transfer out or withdraw. It may be reduced by deductions for charges based on your account value allocated to it.

We declare the interest rate that applies to all amounts in the guaranteed interest division. This interest rate is never less than the minimum guaranteed interest rate of 3%. The credited interest rate will be in effect for an initial twelve-month period. Thereafter, the credited interest rate will be guaranteed for successive twelve month periods at an interest rate current at the time. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the guaranteed interest division on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the guaranteed interest division.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard Corporate Benefits variable universal life insurance policy. There may be differences in the policy features, benefits and charges because of state requirements where we issue your policy. We describe all such differences in your policy.

If you would like to know about variations specific to your state, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.

Applying for a Policy

You purchase your policy by submitting an application to us. The insured person is the person on whose life we issue a policy and upon whose death we pay death proceeds. On the policy date, the insured person must be at least 15 years of age and generally no older than age 85.

You may request that we back-date the policy up to six months to allow the insured person to give proof of a younger age or for certain other purposes. ***See Age, page 43.***

From time to time, we may accept an insured person who exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limits are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured person.

We and our affiliates offer other insurance products which may have different fees and charges and better match your needs. Contact your agent/registered representative if you would like information about these other products.

Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the face amount of insurance for which you applied. The maximum amount of temporary insurance is $4.5 million, which includes other in-force coverage you may have with us. Temporary insurance may not be available in all states.

Temporary coverage begins when all of the following events have occurred:
- you have completed and signed our temporary life insurance coverage form.
- we receive and accept a premium payment of at least your scheduled premium (selected on your application).
- part I of the application is complete.

Temporary coverage ends on the earliest of:
- the date we return your premium payments.
- five days after we mail notice of termination to the address on your application.
- the date your policy coverage starts.
- the date we refuse to issue a policy based on your application.
- 90 days after you sign our temporary life insurance coverage form.

There is no death benefit under the temporary insurance agreement if any of the following events occur:
- there is a material misrepresentation in your answers on the temporary life insurance coverage form.
- there is a material misrepresentation in statements on your application.
- the person or persons intended to be the insured people die by suicide or self-inflicted injury.
- the bank does not honor your premium check.

Policy Issuance

Before we issue a policy we require satisfactory evidence of insurability of the insured person and payment of your initial premium. This evidence may include completion of underwriting and issue requirements.

The policy date shown on your policy schedule determines:
- monthly processing dates.
- policy months.
- policy years.
- policy anniversaries.

It is not affected by the date you receive the policy. The policy date may be different from the date we receive your first premium payment. Generally, we charge monthly deductions from your policy date.

The policy date is determined one of three ways:

1. the date you designate on your application, subject to our approval; or

2. the back-date of the policy to save age, subject to our approval and state law; or

3. If there is no designated date or back-date, the policy date is:
   - the date all underwriting and administrative requirements have been met if we receive your initial premium before we issue your policy; or
   - the date we receive your initial premium if it is after we approve your policy for issue.

If you choose to have your policy date be earlier than the date we issue your policy (called back-dating), then the following charges will be charged from that earlier date on your first monthly processing date:
- mortality and expense risk charge
- administrative charge
- cost of insurance charges
- rider charges

If you have elected to backdate your policy which enables you to benefit from a lower age for the purposes of calculating the cost of insurance charges

on your policy, you should understand there are some inherent costs associated with your decision to backdate. For each month that your policy is backdated, the applicable cost of insurance charges are accumulated and deducted from your initial premium payment. Thus, backdating your policy has the effect of lowering your initial net premium and thus the amount available to be allocated to the investment options. On backdated policies the accrued cost of insurance charges deducted from the initial premium result in policy values being lower than those in any policy illustrations you have received.

Definition of Life Insurance

The federal income tax definition of life insurance for this policy is the cash value accumulation test. *See Tax Status of the Policy, page 53.*

Premium Payments

You may choose the amount and frequency of premium payments, within limits. You cannot make premium payments after the death of the insured person or after the continuation of coverage period begins.

We consider payments we receive to be premium payments if you do not have an outstanding policy loan and your policy is not in the continuation of coverage period. After we deduct certain charges from your premium payment, we add the remaining net premium to your policy.

A payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to help assure the earliest crediting date.

Scheduled Premium Payments

Your premiums are flexible. You may select your scheduled (planned) premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy and schedule, is the amount you choose to pay over a stated time period. **This amount may or may not be enough to keep your policy in force.** You may receive premium

reminder notices for the scheduled premium on a quarterly, semiannual or annual basis. You are not required to pay the scheduled premium.

You may choose to pay your premium by electronic funds transfer each month. Your financial institution may charge for this service. If you choose to pay your initial premium by electronic transfer, please be sure to include the appropriate information as part of your application to avoid a delay in making your coverage effective.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected.

Unscheduled Premium Payments

Generally speaking, you may make unscheduled premium payments at any time, however:
- We may limit the amount of your unscheduled premium payments that would result in an increase in the base death benefit amount required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured person is insurable at the time that you make your unscheduled premium payment if the death benefit is increased as a result of it.
- We may require proof that the insured person is insurable if your unscheduled premium payment will cause the net amount at risk to increase.
- We will return premium payments which are greater than the "seven-pay" limit for your policy if they would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy. The "seven-pay" limit is defined by the Internal Revenue Code, as amended and actuarially determined. It varies with the age, gender and premium class of each insured, as well as the death benefit and additional benefits or riders on the policy. It is generally the maximum premium that we may receive during the first seven policy years in order for the

policy not to be classified as a modified endowment contract.

See Modified Endowment Contracts, page 54, and Changes to Comply with the Law, page 56.

If you have an outstanding policy loan and you make an unscheduled payment, we will consider it a loan repayment, unless you tell us otherwise. If your payment is a loan repayment, we do not deduct tax or sales charges.

Target Premium

Target premium is not based on your scheduled premium. Target premium is actuarially determined based on the age, gender, and rating of the insured person. The target premium is used to determine your tax charge, initial sales charge, deferred sales charge and the sales compensation we pay. It may or may not be enough to keep your policy in force. You are not required to pay the target premium and there is no penalty for paying more or less. The target premium for your policy and additional segments are listed in your policy schedule pages.

Allocation of Net Premium

The net premium is the balance remaining after we deduct tax and sales charges from your premium payment.

Insurance coverage does not begin until we receive your initial premium. Your initial premium is the first premium we receive and apply to your policy. It must be at least the amount of your scheduled premium payments from your policy date through your investment date.

The investment date is the first date we apply net premium to your policy. If we receive your initial premium after we approve your policy for issue, the investment date is the date we receive your initial premium.

We apply the initial net premium to your policy after all of the following conditions have been met:
- we have received the required amount of premium.
- all issue requirements have been received by our customer service center.
- we have approved your policy for issue.

Amounts you designate for the guaranteed interest division will be allocated to that division on the investment date. If your state requires return of your premium during the free look period, we initially invest amounts you have designated for the variable investment options in the variable investment option which invests in The GCG Trust Liquid Asset Portfolio. We later transfer these amounts from this variable investment option to your selected variable investment options, based on your most recent premium allocation instructions, at the earlier of the following dates:

- five days after the date we mailed your policy plus the length of your state free look period; or
- the date we have received your delivery receipt plus the length of your state free look period.

If your state provides for return of account value during the free look period (or provides no free look period), we invest amounts you designated for the variable investment options directly into your selected variable investment options.

We allocate all later premium payments to your policy on the valuation date of receipt. We will use your most recent premium allocation instructions specified in percentages stated to the nearest tenth and totaling 100%. A payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to us rather than through your agent/registered representative, to help assure the earliest crediting date.

Premium Payments Affect Your Coverage

Your coverage lasts only as long as your net account value is enough to pay the monthly and annual charges and your account value is more than your outstanding policy loan *plus* accrued loan interest. If you do not meet these conditions, your policy will enter the 61-day grace period and you must make a premium payment to avoid lapse. *See Lapse, page 41, and Grace Period, page 41.*

Modified Endowment Contracts

There are special federal income tax rules for distributions from life insurance policies which are "modified endowment contracts." These rules apply to policy loans, surrenders, and partial withdrawals. Whether or not these rules apply depends upon whether or not the premiums we receive are greater than the "seven-pay" limit.

If we find that your scheduled premium causes your policy to be a modified endowment contract on your policy date, we will require you to acknowledge that you know the policy is a modified endowment contract. We will issue your policy based on the scheduled premium you selected. If you do not want your policy to be issued as a modified endowment contract, you may reduce your scheduled premium to a level which does not cause your policy to be a modified endowment contract. We will then issue your policy based on the revised scheduled premium. *See Modified Endowment Contracts, page 54.*

Death Benefits

You decide the amount of insurance you need, now and in the future. You can combine the long-term advantages of permanent life insurance base coverage with the flexibility and short-term advantages of term life insurance. Both permanent and term life insurance are available with one policy. The stated death benefit is the permanent element of your policy. The adjustable term insurance rider is the term insurance element of your policy. *See Adjustable Term Insurance Rider, page 32.*

Generally we require a minimum group first year premium of at least $250,000. However, depending on underwriting circumstances, we may reduce the minimum group first year premium in some cases. We do not require a minimum base death benefit amount, however we generally require a minimum target death benefit of $50,000 per policy. We may reduce this minimum if the average initial target death benefit for the group is at least $50,000.

It may be to your economic advantage to include part of your insurance coverage under the adjustable

term insurance rider. The adjustable term insurance rider has no cash value, however, and provides no growth potential. Both the cost of insurance under the adjustable term insurance rider and the cost of insurance for the base death benefit are deducted monthly from your account value and generally increase with the age of the insured person. Use of the adjustable term insurance rider may reduce sales compensation but may increase the monthly cost of insurance. *See Adjustable Term Insurance Rider, page 32.*

Death benefits are valued as of the date of death of the insured person.

Death Benefit Summary

This chart assumes no death benefit option changes and that partial withdrawals are less than premium received.

	Option 1	**Option 2**	**Option 3**
Stated Death Benefit	The sum of death benefit segments under the policy. The stated death benefit changes when there is an increase or decrease or when a policy transaction causes it to change.	The sum of death benefit segments under the policy. The stated death benefit changes when there is an increase or decrease or when a policy transaction causes it to change.	The sum of death benefit segments under the policy. The stated death benefit changes when there is an increase or decrease or when a policy transaction causes it to change.
Base Death Benefit	The greater of: • the stated death benefit; or • the account value *multiplied* by the appropriate factor from the definition of life insurance factors.	The greater of: • the stated death benefit *plus* the account value; or • the account value *multiplied* by the appropriate factor from the definition of life insurance factors.	The greater of: • the stated death benefit *plus* the sum of all premiums we receive *minus* partial withdrawals you have taken; or • the account value *multiplied* by the appropriate factor from the definition of life insurance factors.
Target Death Benefit	Stated death benefit *plus* adjustable term insurance rider benefit, if any.	Stated death benefit *plus* adjustable term insurance rider benefit, if any.	Stated death benefit *plus* adjustable term insurance rider benefit, if any.
Total Death Benefit	The greater of: • the target death benefit; or • the account value *multiplied* by the appropriate factor from the definition of life insurance factors.	The greater of: • the target death benefit *plus* the account value; or • the account value *multiplied* by the appropriate factor from the definition of life insurance factors.	The greater of: • the target death benefit *plus* the sum of all premiums we receive *minus* partial withdrawals you have taken; or • the account value *multiplied* by the appropriate factor from the definition of life insurance factors.

	Option 1	Option 2	Option 3
Adjustable Term Insurance Rider Benefit	The total death benefit *minus* base death benefit, but not less than zero. If the account value *multiplied* by the death benefit corridor factor is greater than the stated death benefit, the adjustable term insurance benefit will decrease. It will decrease so that the base death benefit *plus* the adjustable term insurance rider benefit is not greater than the target death benefit. If the base death benefit becomes greater than the target death benefit, the adjustable term insurance rider benefit is zero.	The total death benefit *minus* the base death benefit, but not less than zero. If the account value multiplied by the death benefit corridor factor is greater than the stated death benefit *plus* the account value, the adjustable term insurance rider benefit will decrease. It will decrease so that the base death benefit *plus* the adjustable term insurance rider benefit is not greater than the target death benefit plus the account value. If the base death benefit becomes greater than the target death benefit plus the account value, the adjustable term insurance rider benefit is zero.	The total death benefit *minus* the base death benefit, but not less than zero. If the account value *multiplied* by the death benefit corridor factor is greater than the stated death benefit *plus* the sum of all premiums we receive *minus* partial withdrawals you have taken, the adjustable term insurance rider benefit will decrease. It will decrease so that the sum of the base death benefit *plus* the adjustable term insurance rider benefit is not greater than the target death benefit *plus* the sum of all premiums we receive *minus* partial withdrawals you have taken. If the base death benefit becomes greater than the target death benefit *plus* the sum of all premiums we receive *minus* partial withdrawals you have taken, the adjustable term insurance rider benefit is zero.

Base Death Benefit

Your base death benefit can be different from your stated death benefit as a result of:
- your choice of death benefit option.
- a change in your death benefit option.
- increases or decreases to the stated death benefit.

Federal income tax law requires that your death benefit be at least as much as your account value multiplied by a factor defined by law. This factor is based on the insured person's age and gender. ***See Appendix A, page 203.***

As long as your policy is in force, we will pay the death proceeds to your beneficiaries after the insured person dies. The beneficiaries are the people you name to receive the death proceeds from your policy. The death proceeds are:

- your base death benefit on the date of the insured person's death; *plus*
- the amount of any rider benefits; *minus*
- any outstanding policy loan with accrued loan interest; *minus*
- any outstanding charges and deductions incurred before the insured person's death.

There could be outstanding charges and deductions if the insured person dies while your policy is in the grace period.

Death Benefit Options

You have a choice of three death benefit options: option 1, option 2 or option 3. You may choose death benefit option 3 only prior to the issue of your policy. Your choice may result in your base death benefit being greater than your stated death benefit. You may change your death benefit option after the

first policy anniversary and before continuation of coverage begins. ***See Changes In Death Benefit Options, page 30, and Continuation of Coverage, page 34.***

Option 1: Under death benefit option 1, your base death benefit is the greater of:
- your stated death benefit on the date of the insured person's death; or
- your account value on the date of the insured person's death *multiplied* by the appropriate factor from the definition of life insurance factors shown in Appendix A.

Under option 1 positive investment performance is generally reflected in a reduced net amount at risk which lowers your policy's total cost of insurance charges. Option 1 offers insurance coverage that is a set amount with potentially lower cost of insurance charges over time.

Option 2: Under death benefit option 2, your base death benefit is the greater of:
- your stated death benefit *plus* your account value on the date of the insured person's death; or
- your account value on the date of the insured person's death *multiplied* by the appropriate factor from the definition of life insurance factors shown in Appendix A.

Under option 2, investment performance is reflected in your insurance coverage.

Option 3: Under death benefit option 3, the base death benefit is the greater of:
- your stated death benefit *plus* the sum of all premiums we receive *minus* partial withdrawals you have taken under your policy; or
- your account value on the date of the insured person's death *multiplied* by the appropriate factor from the definition of life insurance factors shown in Appendix A.

Under option 3, the base death benefit generally will increase as you pay premiums, and decrease if you take partial withdrawals. In no event will your base death benefit be less than your stated death benefit.

Death benefit options 2 and 3 are not available during the continuation of coverage period. If you select option 2 or 3 on your policy, it automatically converts to death benefit option 1 when the continuation of coverage period begins. ***See Continuation of Coverage, page 34.***

Changes in Death Benefit Options

You may request a change in your death benefit option at any time before the continuation of coverage period. A death benefit option change applies to your entire stated or base death benefit. Changing your death benefit option may reduce or increase your target death benefit, as well as your stated death benefit.

Your death benefit option change is effective on your next monthly processing date after we approve it, so long as at least one day remains before your monthly processing date. If less than one day remains before your monthly processing date, your death benefit option change is effective on the second following monthly processing date.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. Or, we may ask you to return your policy to our customer service center so that we can make this change for you.

We may not allow a change to your death benefit option if it reduces the target death benefit below the minimum we require to issue your policy.

You may change from death benefit option 1 to option 2, from option 2 to option 1, or from option 3 to option 1. **You may not change from death benefit option 1 or 2 to option 3, or from option 3 to option 2.**

For you to change from death benefit option 1 to option 2, we may require proof that the insured person is insurable under our normal rules of underwriting, unless prohibited by the terms of your policy.

On the effective date of your option change, your stated death benefit is changed as follows:

Change From	Change To	Stated Death Benefit Following Change:
Option 1	Option 2	Your stated death benefit before the change *minus* your account value as of the effective date of the change.
Option 2	Option 1	Your stated death benefit before the change *plus* your account value as of the effective date of the change.
Option 3	Option 1	Your stated death benefit before the change *plus* the sum of the premiums we received, *minus* partial withdrawals you have taken as of the effective date of the change.

We increase or decrease your stated death benefit to keep the net amount at risk the same on the date of your death benefit option change. There is no change to the amount of coverage under your adjustable term insurance rider. ***See Cost of Insurance Charge, page 51.***

If you change your death benefit option, we adjust the stated death benefit for each of your segments by allocating your account value to each death benefit segment. For example, if you change from death benefit option 1 to option 2, your stated death benefit is decreased by the amount of your account value allocation to that segment. If you change from death benefit option 2 to option 1, your stated death benefit is increased by the amount allocated to that segment.

Changing your death benefit option may have tax consequences. Consult your tax adviser before making a change.

Changes in Death Benefit Amount

Contact your agent/registered representative or our customer service center to request a change in the amount of your policy's death benefit. The change is effective as of the next monthly processing date after we approve your request. There may be underwriting or other requirements which must be met before your request can be approved. Your requested change must be for at least $1,000.

After we make your requested change, we will send you a new schedule page. Keep it with your policy. Or, we may ask you to send your policy to us so that we can make the change for you. You may change your target death benefit once in a policy year.

We may not approve a requested change if it will disqualify your policy as life insurance under federal income tax law. If we disapprove a change for any reason, we provide you with a notice of our decision. ***See Tax Considerations, page 52.***

You may request a decrease in the stated death benefit only after your first policy anniversary.

If you decrease your death benefit, you may not decrease your target death benefit below the minimum we require to issue your policy.

Requested reductions in the death benefit amount will first decrease the target death benefit. We decrease your stated death benefit only after your adjustable term insurance rider coverage is reduced to zero. If you have more than one segment, we divide decreases in stated death benefit among your death benefit segments pro rata unless state law requires differently.

There may be tax consequences as a result of a decrease in your death benefit. Decreasing the face amount of your policy could cause the policy to be classified as a modified endowment contract and could subject prior and subsequent distributions (including loans) from your policy to be subject to adverse tax treatment. You should consult a tax adviser before changing your death benefit amount. ***See Tax Status of the Policy, page 53, and Modified Endowment Contracts, page 54.***

You may increase your target or stated death benefit after your first policy anniversary and before the monthly processing date when the insured person turns age 85.

You must provide satisfactory evidence that the insured person is still insurable in order to increase your death benefit. Unless you tell us differently, we assume a request to increase your target death benefit is also a request for an increase to the stated death benefit. Thus, the amount of your adjustable term insurance rider will not change.

The initial death benefit segment, or first segment, is the stated death benefit on the effective date of your policy. An increase in the stated death benefit (other than one caused by an option change) will create a new segment. The segment year begins on the segment effective date and ends one year later. Once we create a new segment, it is permanent unless state law requires differently.

Each new segment may have:
- a new sales charge.
- a new deferred sales charge.
- new cost of insurance charges, guaranteed and current.
- a new incontestability period.
- a new suicide exclusion period.
- a new target premium.

Premium you pay after an increase are applied to your policy segments in the same proportion as the target premium for each segment bears to the sum of the target premium for all segments. For each coverage segment, your schedule shows your target premium which is used to determine your initial sales charge and deferred sales charge.

Riders

Your policy may include benefits, attached by rider. A rider may have an additional cost. You may cancel riders at any time.

We may offer riders not listed here. Not all riders may be available under your policy. Contact your agent/registered representative for a list of riders and their availability.

Adding or canceling riders may have tax consequences. ***See Modified Endowment Contracts, page 54.***

Adjustable Term Insurance Rider

You may increase your death proceeds by adding an adjustable term insurance rider to your policy. This rider allows you to schedule the pattern of death benefits appropriate to your anticipated needs. As the name suggests, the adjustable term insurance rider adjusts over time to maintain your desired level of coverage.

You specify a target death benefit when you apply for this rider. The target death benefit can be level for the life of your policy or scheduled to change at the beginning of a policy year(s). ***See Death Benefits, page 27.***

The adjustable term insurance rider death benefit is the difference between your target death benefit and your base death benefit, but not less than zero. The rider's death benefit automatically adjusts daily as your base death benefit changes. Your total death benefit depends on which death benefit option is in effect:

Option 1: If option 1 is in effect, the total death benefit is the greater of:
- a. the target death benefit; or
- b. the account value *multiplied* by the appropriate factor from the death benefit corridor factors in the policy.

Option 2: If option 2 is in effect, the total death benefit is the greater of:
- a. the target death benefit *plus* the account value; or
- b. the account value *multiplied* by the appropriate factor from the death benefit corridor factors in the policy.

Option 3: If option 3 is in effect, the total death benefit is the greater of:
- a. the target death benefit *plus* the sum of the premiums we received *minus* partial withdrawals you have taken; or
- b. the account value *multiplied* by the appropriate factor from the death benefit corridor factors in the policy.

For example, under option 1, assume your base death benefit changes as a result of changes in your account value. The adjustable term insurance rider

adjusts to provide a death benefit equal to your target death benefit in each year:

Base Death Benefit	Target Death Benefit	Adjustable Term Insurance Rider Amount
$201,500	$250,000	$48,500
202,500	250,000	47,500
202,250	250,000	47,750

It is possible that the amount of your adjustable term insurance may be zero if your base death benefit increases enough. Using the same example, if the base death benefit under your policy grew to $250,000 or more, the adjustable term insurance coverage would be zero.

Even when the adjustable term insurance is reduced to zero, your rider remains in effect until you remove it from your policy. Therefore, if later the base death benefit drops below your target death benefit, the adjustable term insurance rider coverage reappears to maintain your target death benefit.

You may change the target death benefit schedule after it is issued, based on our rules. ***See Changes in Death Benefit Amounts, page 31.***

We may deny future, scheduled increases to your target death benefit if you cancel a scheduled change, or if you ask for an unscheduled decrease in your target death benefit.

Partial withdrawals, changes from death benefit option 1 to option 2 and base decreases may reduce the amount of your target death benefit. ***See Partial Withdrawals, page 39, and Changes in Death Benefit Options, page 30.***

There is no defined premium for a given amount of adjustable term insurance coverage. Instead, we deduct a monthly cost of insurance charge from your account value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage *multiplied* by the adjustable term death benefit in effect that month. The cost of insurance rates will be determined by us from time to time. They are based on the issue age, gender, rating and premium class of the person insured, as well as the length of time since your policy date.

The monthly guaranteed maximum cost of insurance rates for this rider will be stated in your policy. ***See Cost of Insurance Charge, page 51.***

The only charge for this coverage is the cost of insurance charge. The total charges that you pay may be more or less if you have greater coverage under an adjustable term insurance rider rather than base death benefit. If the target death benefit is increased by you after the rider is issued, we use the same cost of insurance rate schedule for the entire coverage for this rider. These rates are based on the original rating even though new evidence of insurability is given to us for the increased schedule.

Not all policy features apply to the adjustable term insurance rider. The rider does not contribute to the policy account value nor to surrender value. It does not affect investment performance and cannot be used for a policy loan. The adjustable term insurance rider provides benefits only at the insured person's death.

Accelerated Death Benefit Rider

The rider pays part of the death benefit to you upon your written request if a qualified doctor diagnoses a terminal illness of the insured person. Receipt of an accelerated payment of death benefit reduces the death benefit of your policy and the net cash surrender value by the percentage of eligible coverage that is accelerated. For example, if the accelerated payment is 75% of the eligible coverage, the new death benefit will be 25% of the amount prior to acceleration. Any rider on the insured under the base policy will also be reduced in the same manner. No policy loans are permitted after this rider is exercised. There is no charge for this rider. **Benefits paid under this rider may be taxable. You should consult with your tax adviser before requesting payment under this rider.** ***See Accelerated Death Benefit Rider, page 56.***

Special Features

Designated Deduction Option

You may designate one investment option from which we will take your monthly charges and deferred sales charge. You may make this

designation at any time. You may not use the loan division as your designated deduction option.

If you do not elect a designated deduction option, or the amount in your designated deduction option is not enough to cover the monthly charges or deferred sales charge, then your monthly charges and deferred sales charge are taken from the variable investment options and guaranteed interest division in the same proportion that your account value in each has to your total net account value as of the monthly processing date.

Right to Change Policy

During the first 24 months after your policy date, you have the right to permanently change your policy to a guaranteed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new guaranteed policy, we will transfer the amount you have in the variable investment options to the guaranteed interest division and allocate all future net premium to the guaranteed interest division. We do not allow future payments or transfers to the variable investment options after you exercise this right. We do not charge for this change. ***See Guaranteed Interest Division, page 23.***

Policy Maturity

You may surrender your policy at any time. If at the policy anniversary nearest the insured person's 100th birthday you do not want the continuation of coverage feature to become effective, you should surrender the policy for the net account value and end coverage. Part of this payment may be taxable. You should consult your tax adviser.

Continuation of Coverage

The continuation of coverage feature allows your insurance coverage to continue beyond the policy anniversary nearest the insured person's 100th birthday. If you do not surrender your policy before this date, on this date we:
- transfer your net account value (excluding the amount in the loan division) into the guaranteed interest division;
- terminate the adjustable term insurance rider and the target death benefit becomes the stated death benefit;

- convert death benefit option 2 or option 3 to death benefit option 1, if applicable; and
- terminate investment features.

Your insurance coverage continues in force until the death of the insured person, unless the policy lapses or is surrendered. However:
- we accept no further premium payments;
- your monthly charges cease;
- we deduct no further charges except transaction fees, if applicable; and
- loan interest continues to accrue.

You may not make transfers into the variable investment options during the continuation of coverage period but you may take policy loans or partial withdrawals.

If you have an outstanding policy loan, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the loan balance *plus* accrued interest may become greater than your account value and cause your policy to lapse. To avoid lapse, you may repay loans and make loan interest payments during the continuation of coverage period.

If you wish to stop coverage after the continuation of coverage feature begins, you may surrender your policy and receive the net account value. All other normal consequences of surrender apply. ***See Surrender, page 42.***

The continuation of coverage feature is not available in all states. If a state has approved this feature, it is automatic and you do not need to take any action to activate it.

The tax consequences of coverage continuing beyond when the insured person reaches age 100 are uncertain. You should consult a tax adviser as to those consequences. ***See Continuation of Policy beyond Age 100, page 56***

Policy Values

Account Value

Your account value is the total amount you have in the guaranteed interest division, the variable

investment options, and the loan division. Your account value reflects:
- net premiums applied.
- charges deducted
- withdrawals taken
- investment performance of the investment portfolios
- interest earned on the guaranteed interest division
- interest earned on the loan division.

Net Account Value

Your policy's net account value is your account value *minus* the amount of your outstanding policy loan and accrued loan interest, if any. Your net cash surrender value is the same as your net account value.

Determining the Value in the Variable Investment Options

The amounts in the variable investment options are measured by accumulation units and accumulation unit values. The value of a variable investment option is the accumulation unit value for that option *multiplied* by the number of accumulation units you own in that option. Each variable investment option has a different accumulation unit value.

The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each variable investment option varies with the investment performance of the underlying investment portfolio. It reflects:
- investment income.
- realized and unrealized gains and losses.
- investment portfolio expenses.

A valuation date is one on which the net asset value of the investment portfolio shares and unit values of the variable investment options are determined. Valuation dates are each day the New York Stock Exchange ("NYSE") and the company's customer service center are open for business, except for days on which a corresponding investment portfolio does not value its shares, or any other day as required by law. Each valuation date ends at 4:00 p.m. Eastern Time. Our customer service center may not be open for business on major holidays.

You purchase accumulation units when you allocate premium or make transfers to a variable investment option, including transfers from the loan division.

We redeem accumulation units:
- when you take a partial withdrawal.
- when amounts are transferred from a variable investment option (including transfers to the loan division).
- for the monthly and annual deductions from your account value.
- for policy transaction charges.
- when you surrender your policy.
- to pay the death proceeds.

To calculate the number of accumulation units purchased or redeemed we divide the dollar amount of your transaction by the accumulation unit value calculated at the close of business on the valuation date of the transaction.

The date of a transaction is the date we receive your premium or transaction request at our customer service center, so long as the date of receipt is a valuation date. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We take the monthly and annual deductions from your account value as of the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the variable investment option goes up or down depending on investment performance of the corresponding investment portfolios.

For amounts in the variable investment options, there is no guaranteed minimum cash value.

How We Calculate Accumulation Unit Values

We determine accumulation unit values on each valuation date.

We generally set the accumulation unit value for a variable investment option at $10 when the

investment option is first opened. After that, the accumulation unit value on any valuation date is:
- the accumulation unit value for the preceding valuation date *multiplied* by
- the accumulation experience factor for that variable investment option for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date.

We calculate an accumulation experience factor for each variable investment option every valuation date as follows:
- We take the net asset value of the underlying investment portfolio shares as reported to us by the investment portfolio managers as of the close of business on that valuation date.
- We add dividends or capital gain distributions declared and reinvested by the investment portfolio during the current valuation period.
- We subtract a charge for taxes, if applicable.
- We divide the resulting amount by the net asset value of the shares of the underlying investment portfolio at the close of business on the previous valuation date.

Transfers of Account Value

You generally may make transfers of your account value among the variable investment options and the guaranteed interest division. You may not make transfers until after your free look period ends if your state requires a refund of premium during the free look period.

Currently, we do not limit your number of transfers, but we reserve the right to do so if we determine the trading within your policy is excessive. You may not make transfers during the continuation of coverage period. ***See Excessive Trading, page 36, and Continuation of Coverage, page 34.***

You may make transfer requests in writing, or by telephone if you have telephone privileges, to our customer service center. You may fax your request to us. Telephone and facsimile transfers may not

always be available. Telephone or fax systems, whether ours, yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request in writing.

Your transfer takes effect on the valuation date we receive your request. The minimum amount you may transfer is $100. This minimum does not need to come from one investment option or be transferred to one investment option as long as the total amount you transfer is at least $100. However, if the amount remaining in a variable investment option is less than $100 when you make a transfer request, we transfer the entire amount out of that variable investment option.

Excessive Trading

Excessive trading activity can disrupt investment portfolio management strategies and increase portfolio expenses by causing:
- increased trading and transaction costs.
- disruption of planned investment strategies.
- forced and unplanned portfolio turnover.
- lost opportunity costs.
- large asset swings that decrease the portfolio's ability to provide maximum investment return to all policyowners.

In response to excessive trading, we may place restrictions or refuse transfers and may impose a fee for each future transfer, up to $25. We will take such actions when we determine, in our sole discretion, that transfers are harmful to the investment portfolios, or to policyowners as a whole.

Guaranteed Interest Division Transfers

Transfers into the guaranteed interest division are not restricted.

You may transfer from the guaranteed interest division only in the first 30 days of each policy year. Transfer requests received within 30 days *before* your policy anniversary will occur on your policy

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anniversary. A request received by us within 30 days *after* your policy anniversary is effective as of the valuation date we receive it. Transfer requests made at any other time will not be processed. The minimum amount you may transfer is $100.

Transfers from the guaranteed interest division in each policy year are limited to the largest of:
- 25% of your guaranteed interest division balance at the time of your first transfer or withdrawal out of it in that policy year;
- the sum of the amounts you have transferred and withdrawn from the guaranteed interest division in the prior policy year; or
- $100.

Dollar Cost Averaging

You may elect dollar cost averaging if your policy has at least $10,000 invested in either The GCG Trust Liquid Asset Portfolio or The GCG Trust Limited Maturity Bond Portfolio. There is no charge for this feature.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

The main goal of dollar cost averaging is to help protect your policy values from short-term price changes. This systematic plan of transferring account values is intended to reduce the risk of investing too much when the price of a portfolio's shares is high. It also reduces the risk of investing too little when the price of an investment portfolio's shares is low. Since you transfer the same dollar amount to the variable investment options each period, you purchase more units when the unit value is low, and you purchase fewer units when the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least one day after we receive your dollar cost averaging request. Dollar cost averaging begins after the end of your free look period if your state requires a refund of all premium during the free look period.

With dollar cost averaging, you designate either a dollar amount or a percentage of your account value to be automatically transferred at regular intervals from The GCG Trust Liquid Asset Portfolio or The GCG Trust Limited Maturity Bond Portfolio to one or more other variable investment options. You may not use the guaranteed interest division or the loan division in dollar cost averaging.

The minimum percentage you may transfer to one investment option is 1% of the total amount you transfer. You must transfer at least $100 on each dollar cost averaging transfer date.

Dollar cost averaging may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. Unless you tell us otherwise, dollar cost averaging automatically takes place monthly, on your monthly processing date.

You may have both dollar cost averaging and automatic rebalancing at the same time. However, your dollar cost averaging source portfolios cannot be included in your automatic rebalancing program.

Changing Dollar Cost Averaging

If you have telephone privileges, you may change the program by telephoning our customer service center or you may fax your request to us. Telephone and facsimile transfers may not always be available. Telephone or fax systems, whether ours, yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request in writing. ***See Telephone Privileges, page 45.***

Terminating Dollar Cost Averaging

You may cancel dollar cost averaging by sending satisfactory notice to our customer service center. We must receive it at least one day before the next dollar cost averaging date.

Dollar cost averaging will terminate on the date:
- you specify.
- your balance in the source portfolio reaches a dollar amount you set.
- the amount in the source portfolio is equal to or less than the amount to be transferred. We will transfer the remaining amount and end dollar cost averaging.

Automatic Rebalancing

Automatic rebalancing is a method of maintaining a consistent approach to investing account value over time, and simplifying the process of asset allocation among your chosen investment options. There is no charge for this feature.

If you choose this feature, on each rebalancing date we transfer amounts among the investment options to match your pre-set automatic rebalancing allocation. You may select allocation percentages stated to the nearest tenth. After the transfer, the ratio of your account value in each investment option to your total account value for all investment options included in automatic rebalancing matches the automatic rebalancing allocation percentage you set for that investment option. This action rebalances the amounts in the investment options that do not match your set allocation. This mismatch can happen if an investment option outperforms other investment options for that time period.

You may choose automatic rebalancing on your application or later by completing our customer service form. Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer occurs on the date you select (after your free look period ends if your state requires return of premium during the free look period). If you do not request a date, processing is on the last valuation date of the calendar quarter in which we receive your request.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the source portfolios for your dollar cost averaging cannot be included in your automatic rebalancing program. You may not include the loan division.

Changing Automatic Rebalancing

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the valuation date that we receive it at our customer service center. If you reduce the amount allocated to the guaranteed interest division, it is considered a transfer from that division. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the guaranteed interest division. ***See Transfers of Account Value, page 36.***

Terminating Automatic Rebalancing

You may terminate automatic rebalancing at any time, as long as we receive your notice of termination at least one day before the next automatic rebalancing date.

Policy Loans

You may borrow from your policy at any time after the first monthly processing date by using your policy as security for a loan, or as otherwise required by law. The amount you borrow (policy loan) is:
- the total amount you borrow; *plus*
- loan interest that is capitalized when due; *minus*
- policy loan or interest repayments you make.

Unless state law requires differently, a new policy loan must be at least $100. The maximum amount you can borrow on any valuation date, unless required differently by law, is your net account value *minus* the monthly deductions to your next policy anniversary or 13 monthly deductions if you take a loan within thirty days before your next policy anniversary.

Your request for a policy loan must be directed to our customer service center. If you have telephone privileges, you may request a policy loan for less than $25,000 by telephone or fax. Telephone and facsimile transactions may not always be available. Telephone or fax systems, whether ours, yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent

our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transaction request in writing. *See Telephone Privileges, page 45.*

When you request a loan you may specify the investment options from which the loan will be taken. If you do not specify the investment options, the loan will be taken proportionately from each active investment option you have, including the guaranteed interest division.

Currently, loan interest charges on your policy loan accrue daily at an annual interest rate of 3.25%. Interest is due in arrears on each policy anniversary. If you do not pay it when it is due, we add it to your policy loan balance.

When you take a policy loan, we transfer an amount equal to your policy loan from the specified investment option or proportionately from the variable and the guaranteed interest divisions to the loan division. We follow this same process for loan interest due at your policy anniversary. The loan division is part of our general account, specifically designed to hold collateral for policy loans and interest. We credit the loan division with interest at an annual rate of 3%.

If you request an additional loan, we add the new loan amount to your existing policy loan. This way, there is only one loan outstanding on your policy at any time.

Loan Repayment

You may repay your policy loan at any time. We assume that payments you make, other than scheduled premiums, are policy loan repayments. You must tell us if you want additional payments to be premium payments.

When you make a loan repayment, we transfer an amount equal to your repayment from the loan division to the variable investment options and the guaranteed interest division in the same proportion as your current premium allocation, unless you tell us otherwise.

Effects of a Policy Loan

Taking a loan decreases the amount you have in the investment options. Accruing loan interest will change your net account value as compared to what it would have been if you did not take a loan.

Even if you repay your loan, it has a permanent effect on your account value. The benefits under your policy may be affected.

The loan is a first lien on your policy. If you do not repay your policy loan, we deduct your outstanding policy loan and accrued loan interest from the death proceeds or the cash surrender value when payable.

If you do not make loan payments your policy could lapse. A policy loan may cause your policy to lapse if your account value *minus* your policy loan balance and accrued loan interest is not enough to cover your monthly and annual deductions. Policy loans may have tax consequences. If your policy lapses with a loan outstanding, you may have further tax consequences. *See Distributions Other than Death Benefits, page 54.*

If you use the continuation of coverage feature and you have a policy loan, loan interest continues to accrue.

Partial Withdrawals

You may request a partial withdrawal to be processed on any valuation date after your first policy anniversary by contacting our customer service center. If your policy qualifies as being "in corridor" you may make partial withdrawals prior to your first anniversary.

A policy is "in corridor" if:
- under death benefit option 1, your account value *multiplied* by the appropriate factor from Appendix A is greater than your stated death benefit.
- under death benefit option 2, your account value *multiplied* by the appropriate factor from Appendix A is greater than your stated death benefit *plus* your account value.
- under death benefit option 3, your account value *multiplied* by the appropriate factor from Appendix A is greater than your stated death benefit *plus* the sum of your premium payments *minus* partial withdrawals.

You make a partial withdrawal by withdrawing part of your net account value. If your request is by telephone or fax, the partial withdrawal must be for an amount less than $25,000 and may not cause a decrease in your death benefit. Otherwise, your request must be in writing. Telephone and facsimile transactions may not always be available. Telephone or fax systems, whether ours, yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transaction request in writing. *See Telephone Privileges, page 45.*

You may take up to twelve partial withdrawals per policy year. The minimum partial withdrawal amount is $100. The maximum partial withdrawal you may take is the amount which leaves $500 as your net account value. The maximum withdrawal from an "in corridor" policy prior to the first policy anniversary is limited to the amount that would cause your policy to no longer qualify as "in corridor." If you request a withdrawal of more than this maximum, we require you to surrender your policy or reduce the withdrawal.

When you take a partial withdrawal, we deduct your withdrawal amount *plus* a partial withdrawal fee from your account value. *See Charges, page 49.*

Partial withdrawals do not reduce the stated death benefit if your base death benefit has been increased to qualify your policy as life insurance under the federal income tax laws and if you withdraw an amount that is no greater than the amount that reduces your account value to a level which no longer requires your base death benefit to be increased to qualify as life insurance for federal income tax law purposes. *See Tax Status of the Policy, page 53.*

We require a minimum target death benefit to issue your policy. You are not allowed to take a partial withdrawal if it reduces your target death benefit below this minimum. *See Group or Sponsored Arrangements and Corporate Purchasers, page 52.*

When you request a partial withdrawal you may specify the investment options from which the partial withdrawal will be taken. If you do not specify, we will take a partial withdrawal from the guaranteed interest division and the variable investment options in the same proportion that each has to your net account value immediately before your withdrawal. If you select the guaranteed interest division, however, the amount withdrawn from it may not be more than your total withdrawal multiplied by the ratio of your account value in the guaranteed interest division to your total net account value immediately before the partial withdrawal.

Partial withdrawals may have adverse tax consequences. *See Distributions Other than Death Benefits, page 54.*

Partial Withdrawals under Death Benefit Option 1

If you selected death benefit option 1, no more than fifteen years have passed since your policy date and the insured person is not yet age 81, then you may make a partial withdrawal of up to the greater of 10% of your account value, or 5% of your stated death benefit without decreasing your stated death benefit.

Otherwise amounts withdrawn in excess of the greater of 10% of your account value or 5% of your stated death benefit will reduce your stated death benefit by the amount of the withdrawal unless your policy death benefit has been increased to satisfy the federal income tax definition of life insurance. If your policy death benefit has been increased to satisfy the federal income tax definition of life insurance then at least part of your partial withdrawal may be taken without reducing your stated death benefit.

Partial Withdrawals under Death Benefit Option 2

If you have selected death benefit option 2, a partial withdrawal does not reduce your stated death benefit or target death benefit. However, we reduce the total death benefit by at least the partial withdrawal amount.

Partial Withdrawals under Death Benefit Option 3

If you have selected death benefit option 3 and your partial withdrawal is less than the total of premiums

we received *minus* the total of your prior partial withdrawals, then your stated death benefit will not be reduced. However, your total death benefit will be reduced by at least the amount of your partial withdrawal.

Under death benefit option 3, a partial withdrawal will reduce the stated death benefit by the amount of the partial withdrawal in excess of the total premium we have received *minus* the total of your partial withdrawals.

If a partial withdrawal reduces the stated death benefit, the target death benefit for the current year and all future years will be reduced by an amount equal to the reduction in the stated death benefit.

If your partial withdrawal is more than the amount of premiums we received *minus* the total of your prior partial withdrawals, then a two step process is used:

1. Your withdrawal of the amount that makes premiums paid *minus* all partial withdrawals equal to zero is taken; then

2. The excess withdrawal amount you requested will reduce your stated death benefit if:
   - the excess amount is greater than 10% of your account value after step 1 above; or
   - the excess amount is greater than 5% of your stated death benefit; or
   - more than 15 years have passed since your policy date; or
   - the insured person is 81 years of age or older.

A reduction in the stated death benefit as a result of a partial withdrawal will be pro-rated among the existing death benefit segments, unless state law requires otherwise. Target premium will be adjusted for the reduced stated death benefit.

Stated Death Benefit and Target Death Benefit Reductions

Generally, we reduce the stated death benefit by the amount of the partial withdrawal. A partial withdrawal may reduce your target death benefit.

Lapse

Your insurance coverage continues as long as your net account value is enough to pay your deductions each month. If you have an outstanding policy loan, your policy will lapse if the loan *plus* accrued interest is more than your account value. Thus, during the continuation of coverage period, the policy could lapse if there is an outstanding policy loan even though there are no further monthly deductions.

Grace Period

Your policy enters a 61-day lapse grace period if, on a monthly processing date your net account value is zero (or less).

We notify you that your policy is in a grace period at least 30 days before it ends. We send this notice to you (or a person to whom you have assigned your policy) at your last known address in our records. We notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally is the past due charges, *plus* the amount that covers your estimated monthly policy and rider deductions for the next two months. If the insured person dies during the grace period, we do pay death proceeds to your beneficiaries with reductions for your policy loan balance, accrued loan interest, and monthly deductions owed.

If we receive payment of the required amount before the end of the grace period, we apply it to your account value in the same manner as your other premium payments. We then deduct the overdue amounts from your account balance.

If you do not pay the full amount within the 61-day grace period, your policy (and rider) lapse without value. We withdraw your remaining account balance from the variable investment options and guaranteed interest division. We deduct amounts you owe us and inform you that your policy has ended.

Reinstatement

If you do not pay enough premium before the end of the grace period, your policy lapses. You may still

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reinstate your policy and its riders within five years of the end of the grace period.

Unless state law requires differently, we will reinstate your policy and riders if:
- you are the owner and you have not surrendered your policy;
- you provide satisfactory evidence that the insured person is still insurable according to our normal rules of underwriting; and
- we receive enough premium to keep your policy and riders in force from the beginning to the end of the grace period and for two months after the reinstatement date.

Reinstatement is effective as of the monthly processing date following our approval of your reinstatement application. If you had a policy loan when coverage ended, we reinstate it with accrued loan interest to the date of lapse. The cost of insurance charges at the time of reinstatement are adjusted to reflect the time since the lapse.

We apply net premium received after reinstatement according to your most recent premium allocation instructions which may be those in effect at the start of the grace period.

A policy that is reinstated more than 90 days after lapsing will be classified as a modified endowment contract for tax purposes. ***See Modified Endowment Contracts, page 54.***

Surrender

If your policy was issued on or after June 1, 2001, and you surrender your policy during the first eight policy years, you may receive an enhancement to your net cash surrender value. This enhancement feature is not guaranteed and is not available if the surrender of your policy is made as part of a Section 1035 exchange. ***See Section 1035 Exchanges, page 56.***

The enhancement to the net cash surrender value is:

1. the cumulative premium payments we received for your policy which were not the result of a Section 1035 exchange, *minus*

2. partial withdrawals you have taken, *multiplied*

3. by a factor based on the length of time elapsed since your policy date, taken from the table below:

Policy Year	Enhancement Factor
1	5.000%
2	4.375%
3	3.750%
4	3.125%
5	2.500%
6	1.875%
7	1.250%
8	0.625%
9+	0.000%

You may surrender your policy for its surrender value any time after the free look period while the insured person is living. You will need to send a written request and your policy or a lost policy form to our customer service center.

We compute your net cash surrender value (net account value) as of the valuation date we receive your surrender request and policy. All insurance coverage ends on the date we receive your surrender request and policy. ***See Policy Values, page 34, and Settlement Provisions, page 46.***

We do not pro-rate or add back charges or expenses which we deducted before your surrender to your account value. You may elect to have your net cash surrender value paid as other than one payment. ***See Settlement Provisions, page 46.***

A surrender of your policy may have adverse tax consequences. ***See Distributions Other than Death Benefits, page 54.***

General Policy Provisions

Free Look Period

You have the right to examine your policy and return it (for any reason) to us within the period shown in the policy. The right to examine your policy (also called free look period) starts on the date you receive it. If you return your policy to us

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within your state's specified time limit, we cancel it as of your policy date.

If you cancel your policy during this free look period, you will receive a refund as determined by state law. Generally, there are two types of free look refunds:
- some states require a return of all premiums received; and
- other states require payment of account value *plus* a refund of all charges deducted.

Your policy will specify what type of free look refund applies in your state. The type of free look refund will affect when premium we receive before the end of the free look period is allocated into the variable investment options. ***See Allocation of Net Premium, page 26.***

Your Policy

Some groups under this policy may choose to use a master policy with policy certificates, rather than a series of individual policies.

The contract between you and us is the combination of:
- the policy (or certificate),
- a copy of your original application and any applications for benefit increases or decreases,
- your riders,
- endorsements,
- policy schedule pages, and
- reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not warranties. We use no statement to deny a claim, unless it is in an application.

A president or another officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

Guaranteed Issue

We offer this policy only on a guaranteed issue basis, up to a preset face amount with evidence of insurability.

Age

We issue your policy at the insured person's age (stated in your policy schedule) based on the nearest birth date to the policy date. We determine the insured person's age at any given time by adding the number of completed policy years to the age calculated at issue. At issue, the insured person must be no less than age 15 and no more than age 85.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. This includes the right to change the owner, beneficiaries, or method designated to pay death proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy, and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the insured person receives the death proceeds. Other surviving beneficiaries receive death proceeds only if there is no surviving primary beneficiaries. If more than one beneficiary survives the insured person, they share the death proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the insured

person, we pay the death proceeds to you or to your estate, as owner.

You may name new beneficiaries during the insured person's lifetime. We pay death proceeds to the beneficiaries whom you have most recently named and whom we have on record. We do not make payments to multiple sets of beneficiaries. The designation of certain beneficiaries may have tax consequences. *See Other, page 56.*

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. The transfer or assignment of a policy may have tax consequences. *See Other, page 56.*

Incontestability

After your policy has been in force and the insured person is alive for two years from your policy date, and from the effective date of any new segment or an increase in any other benefit, we will not question the validity of statements in your applicable application.

Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if the insured person's age or gender has been misstated, we adjust the death benefit. We adjust it to the amount which would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your account value on the last monthly processing date before the insured person's death, or as required by state law.

If unisex cost of insurance rates apply, we do not make adjustments for a misstatement of gender.

Suicide

If the insured person commits suicide, while sane or insane within two years of your policy date, unless

otherwise required by state law, we limit the death benefit to:

1. the total of all premium payments we receive to the time of death; *minus*

2. the outstanding policy loan balance and accrued loan interest; *minus*

3. partial withdrawals taken.

We make a limited payment to the beneficiaries for a new segment or other increase if the insured person commits suicide, while sane or insane within two years of the effective date of a new segment, or within two years of an increase in any other benefit, unless otherwise required by state law. The limited payment is equal to the cost of insurance and monthly expense charges which were deducted for the increase.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- death proceeds;
- surrender value;
- partial withdrawals; and
- loan proceeds.

We may delay processing these transactions if:
- the NYSE is closed for trading;
- trading on the NYSE is restricted by the SEC;
- there is an emergency so that it is not reasonably possible to sell securities in the variable investment options or to determine the value of an investment option's assets; or
- a governmental body with jurisdiction over the separate account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist.

We execute transfers among the variable investment options as of the valuation date of our receipt of your request at our customer service center.

We determine death proceeds as of the date of the insured person's death. The death proceeds are not

affected by subsequent changes in the value of the variable investment options.

We may delay payment from our guaranteed interest division for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive any election, designation, change, assignment or request in writing from the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record your notice. We may require you to return your policy for certain policy changes or if you surrender it.

If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the deceased insured person's death, we may require proof of the deceased insured person's age, and a certified copy of the death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records from doctors and hospitals used by the deceased insured person.

Telephone Privileges

Telephone privileges are automatically provided to you and your agent/registered representative unless you decline it on the application or contact our customer service center. Telephone privileges allow you or your agent/registered representative to call our customer service center to:
- make transfers,
- change premium allocations,
- change your dollar cost averaging and automatic rebalancing programs,
- request partial withdrawals, or
- request a policy loan.

Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
- requiring some form of personal identification,
- providing written confirmation of transactions, and
- tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue this privilege at any time.

Non-participation

Your policy does not participate in the surplus earnings of Security Life.

Distribution of the Policies

The principal underwriter (distributor) for our policies is ING America Equities, Inc. ING America Equities, Inc., is a wholly owned subsidiary of Security Life. It is registered as a broker/dealer with the SEC and the NASD. We pay ING America Equities, Inc., under a distribution agreement.

We sell our policies through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. The affiliated broker/dealers may include:
- VESTAX Securities Corporation
- Locust Street Securities, Inc.,
- Multi-Financial Securities Corporation,
- IFG Network Securities, Inc.,
- Financial Network Investment Corporation,
- Washington Square Securities, Inc.,
- Guaranty Brokerage Services, Inc.,
- ING Financial Advisers, LLC
- PrimeVest Financial Services, Inc.,
- Granite Investment Services, Inc.,
- Financial Northeastern Securities, Inc.,
- Aeltus Capital, Inc.,
- BancWest Investment Services, Inc.,
- Baring Investment Services, Inc.,
- Compulife Investor Services, Inc.,
- Directed Services, Inc.,
- ING Barings Corp.,

- ING Direct Funds Limited,
- ING DIRECT Securities, Inc.,
- ING Funds Distributor, Inc.,
- ING TT&S (U.S.) Securities, Inc.,
- Systematized Benefits Administrators, Inc.,
- United Variable Services, Inc.

All broker/dealers who sell this policy have entered into selling agreements with us. Under these selling agreements, we pay a distribution allowance to broker/dealers, who pay commissions to their agents/registered representatives who sell this policy.

During the first policy year, the distribution allowance is up to 17.50% of the premium we receive up to target premium. This allowance is less for all later years.

Although it varies by policy, we estimate the typical first year compensation payable to a selling broker/dealer if a policy pays target premium to be $10 per $1,000 of death benefit.

In addition, we make annual renewal payments to the broker/dealer based on a percentage of each policy's net account value. These payments are up to 0.20% in policy years one through ten and less in later years.

For sales of certain policies with reduced or waived charges, distribution allowances and renewal payments may be reduced or eliminated.

We pay wholesaler fees and marketing and training allowances. We may provide repayments or make sponsor payments for broker/dealers to use in sales contests for their registered representatives. We do not hold contests directly based on sales of this product. We do hold training programs from time to time at our own expense. We pay dealer concessions, wholesaling fees, other allowances and the costs of all other incentives or training programs from our resources which include sales charges.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:
- articles on variable life insurance and other information published in business or financial publications.

- indices or rankings of investment securities.
- comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the variable investment options and investment portfolios. Past performance is not indicative of future performance of the variable investment options or investment portfolios and is not reflective of the actual investment experience of policyowners.

We may feature certain variable investment options, the underlying investment portfolios and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

Settlement Provisions

You may elect to take your surrender value in other than one lump sum payment. Likewise, you may elect to have the beneficiaries receive the death benefit proceeds other than in one lump sum payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the insured person's death.

The investment performance of the variable investment options does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently periodic payment must be at least $20 and the total proceeds must be $2,000 or more.

Option I: Payouts for a Designated Period

Option II: Life Income with Payouts Guaranteed for a Designated Period

Option III: Hold at Interest

Option IV: Payouts of a Designated Amount

Option V: Other options we offer at the time we pay the benefit

If none of these settlement options have been elected, your net cash surrender value or the death benefit proceeds will be paid in one lump sum payment. Unless you request otherwise, death benefit proceeds generally will be paid into an interest bearing account which can be accessed through the use of a checking account provided to the beneficiaries. Interest earned on this account may be less than interest paid on other settlement options.

Administrative Information About the Policy

Voting Privileges

We invest the variable investment option's assets in shares of investment portfolios. We are the legal owner of the shares held in the separate account and we have the right to vote on certain issues. Among other things, we may vote on issues described in the investment portfolio's current prospectus, or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your instructions.

Each investment portfolio share has the right to one vote. The votes of all investment portfolio shares are cast together on a collective basis, except on issues for which the interests of the portfolios differ. In these cases, voting is done on a portfolio-by-portfolio basis.

Examples of issues that require a portfolio-by-portfolio vote are changes in the fundamental investment policy of a particular investment portfolio or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of investment portfolio shareholders. We vote any investment portfolio shares that are not attributable to policies and any investment portfolio shares for which the owner

does not give us instructions in the same way we vote as if we did receive owner instructions.

We reserve the right to vote investment portfolio shares without getting instructions from policy owners if the federal securities laws, regulations, or their interpretations change to allow this.

You may instruct us only on matters relating to the investment portfolios corresponding to those in which you have invested assets as of the record date set by the investment portfolio's Board for the meeting. We determine the number of investment portfolio shares in each variable investment option for your policy by dividing your account value in that option by the net asset value of one share of the matching investment portfolio.

Material Conflicts

We are required to track events to identify material conflicts arising from using investment portfolios for both variable life and variable annuity separate accounts. The boards of the investment portfolios, Security Life, and other insurance companies participating in the investment portfolios, have this same duty. There may be a material conflict if:

- state insurance law or federal income tax law changes.
- investment management of an investment portfolio changes.
- voting instructions given by owners of variable life insurance policies and variable annuity contracts differ.

The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). Therefore, there is a possibility that a material conflict may arise between the interests of owners in general, or between certain classes of owners, and these retirement plans or participants in these retirement plans.

If there is a material conflict, we have the duty to determine appropriate action, including removing the portfolios involved from our variable investment options. We may take other action to protect policy owners. This could mean delays or interruptions of the variable operations.

When state insurance regulatory authorities require it, we may ignore voting instructions relating to changes in an investment portfolio's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in our next semi-annual report to owners.

Under the 1940 Act, we must get your approval for certain actions involving our separate account. In this case, you have one vote for every $100 of value you have in the variable division. We cast votes credited to amounts in the variable division, but not credited to policies, in the same proportion as votes cast by owners.

Right to Change Operations

Subject to state and federal law limitations and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our separate account with respect to some or all classes of policies:
- change the investment objective.
- offer additional variable investment options which will invest in investment portfolios we find appropriate.
- eliminate variable investment options.
- combine two or more variable investment options.
- substitute a new investment portfolio for a portfolio in which a variable investment option currently invests. A substitution may become necessary if, in our judgment:
  » an investment portfolio no longer suits the purposes of your policy;
  » there is a change in laws or regulations;
  » there is a change in an investment portfolio's investment objectives or restrictions;
  » the investment portfolio is no longer available for investment; or
  » there is another reason we deem a substitution is appropriate.
  In the case of a substitution, the new investment portfolio may have different fees and charges than the investment portfolio it replaced;
- transfer assets related to your policy to another separate account.

- withdraw the separate account from registration under the 1940 Act.
- operate the separate account as a management investment company under the 1940 Act.
- cause one or more variable investment options to invest in a mutual fund other than, or in addition to, the investment portfolios.
- stop selling these policies.
- close an investment option to new investments.
- end an employer or plan trustee agreement with us under the agreement's terms.
- limit or eliminate voting rights for the separate account.
- make changes required by the 1940 Act, or its rules or regulations.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected investment option to another variable investment option, or to the guaranteed interest division, you may do so free of charge. Just notify us at our customer service center.

Reports to Owners

At the end of each policy year we send a report to you that shows:
- your total net policy death benefit (your stated death benefit *plus* adjustable term insurance rider death benefit, if any).
- your account value.
- your policy loan, if any, *plus* accrued interest.
- your surrender value.
- your account transactions during the policy year showing net premiums, transfers, deductions, loan amounts and withdrawals.

We send semi-annual reports with financial information on the investment portfolios, including a list of the investment holdings of each portfolio, to you.

We send confirmation notices to you throughout the year for certain policy transactions, such as partial withdrawals and loans.

CHARGES AND DEDUCTIONS

The amount of a charge may not correspond to the cost incurred by us to provide the service or benefit. For example, the sales charges may not cover all of our sales and distribution expenses. Some proceeds from other charges, including the mortality and expense risk charge or cost of insurance charges, may be used to cover such expenses.

Premium Deductions

We treat payments we receive as premium if the insured person is not yet age 100 and you do not have an outstanding policy loan. After we deduct certain expenses from your payment, we add the remaining net premium to your policy.

Tax Charges

We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state. Currently, state and local taxes range from 0% to 5%. We deduct 2.5% of each premium payment to cover these taxes. This charge approximates the average tax rate we expect to pay.

To cover our estimated costs for the federal income tax treatment of deferred acquisition costs, we deduct 1.5% of each premium payment. This cost is determined solely by a portion of the amount of life insurance premiums we receive.

No tax charges are assessed on first year premium in excess of target premium.

We reserve the right to increase or decrease this charge for state and local taxes if there are changes in the tax law, within limits set by state law. We also reserve the right to increase or decrease the charge for the federal income tax treatment of deferred acquisition costs, or any other federal tax charge, based on any change in that cost to us.

Initial Sales Charge and Deferred Sales Charge

We deduct sales charges based on the amount of premium we receive each year your policy or segment is in effect. The initial sales charge and deferred sales charge help cover our costs of distribution, preparing sales literature, promotion expenses and other direct and indirect expenses to sell the policy.

Premium payments are subject to both initial and deferred sales charges which in the aggregate can be up to 16% of premium received in the first year up to target and 7% of premium in the first year in excess of target.

We may reduce or waive the sales charges for certain group or sponsored arrangements or for corporate purchasers. ***See Group or Sponsored Arrangements, or Corporate Purchasers, page 52.***

Initial Sales Charge

In the first policy or segment year the initial sales charge is 2% of the premium you pay up to target. Each year thereafter, we deduct 0.5% of each premium payment we receive.

Deferred Sales Charge

We deduct an annual deferred sales charge that is a percentage of your premium payments in each of the first ten policy or segment years. The charge is deducted from your account value on each of the seven policy or segment anniversaries following the year of the premium payment. Each policy segment has its own deferred sales charge. We allocate your premium payments among policy segments to determine the deferred sales charges under your policy if you have more than one segment. ***See Changes in Death Benefit Amounts, page 31.***

You may designate one investment option from which we will deduct your annual charge. You may make this designation at any time. You may not use the loan division as your designated deduction option.

If you do not choose a designated deduction investment option or the amount in your designated deduction investment option is not enough to cover the annual charge, then your annual charge is taken from the variable investment options and guaranteed interest division in the same proportion that your account value in each has to your total net account value on the monthly processing date.

In light of the following schedule, you should consider the timing of premium payments. The deferred sales charge is lower for premiums paid in years five and later.

Policy or Segment Year When Premium Payments are Made	Deferred Sales Charge (Percentage of Premium)*		Deducted at Beginning of Policy or Segment Years
	Up to Target Premium	In Excess of Target Premium	
1	2%	1%	2 - 8
2	1.75%	N/A	3 - 9
3	1.75%	N/A	4 - 10
4	1.75%	N/A	5 - 11
5	0.5%	N/A	6 - 12
6	0.5%	N/A	7 - 13
7	0.5%	N/A	8 - 14
8	0.5%	N/A	9 - 15
9	0.5%	N/A	10 - 16
10	0.5%	N/A	11 - 17

* These are the percentages used to determine the annual deferred sales charge. Once determined, the annual deferred sales charge is made once each year for seven years.

Deferred Sales Charge Example (Based on Two Years of Premium Payments)

Assume a policy has:
- a target premium of $8,000;
- premium payments of $10,000 in each of the first two years; and
- no change in death benefit.

The $10,000 premium payment for the first year incurs a deferred sales charge of $180 each year for years two through eight: 2% of premium up to target *plus* 1% of premium payments over target [0.02 x $8,000 + (0.01 x $2,000) = $180].

The $10,000 premium payment for the second year incurs a deferred sales charge of $140 each year for years three through nine: 1.75% of all premium [0.0175 x $8,000 = $140].

The deferred sales charge deduction is made on the monthly processing date at the policy (or segment) anniversary.

Policy or Segment Year of Premium Payments	Deferred Sales Charge on First Year Premium Of $10,000	Deferred Sales Charge on Second Year Premium Of $10,000	Total Deferred Sales Charge Deducted at Policy Anniversary
1			
2	$180		$180
3	$180	$140	$320
4	$180	$140	$320
5	$180	$140	$320
6	$180	$140	$320
7	$180	$140	$320
8	$180	$140	$320
9		$140	$140
10			

Monthly Charges

We deduct charges from your account value on each monthly processing date until the policy anniversary nearest the younger insured person's 100th birthday. You may designate one investment option from

which we will deduct your monthly charges. You may make this designation at any time. You may not use the loan division as your designated deduction option.

If you do not choose a designated deduction investment option or the amount in your designated deduction investment option is not enough to cover the monthly charges, then your monthly charges are taken from the variable investment options and guaranteed interest division in the same proportion that your account value in each has to your total net account value on the monthly processing date.

Mortality and Expense Risk Charge

We deduct a charge each month for the mortality and expense risks we assume. The mortality risk we assume is that insured people, as a group, may live less time than we estimated. We assume risk that expenses we incur in issuing and administering the policies and in operating the variable investment options are greater than the amount we estimated when we set these charges.

This charge is 0.01667% per month (0.20% annually) of the amount you have in the variable investment options on each monthly processing date.

We may reduce or waive the mortality and expense risk charge for certain group or sponsored arrangements or for corporate purchasers. *See Group or Sponsored Arrangements, or Corporate Purchasers, page 52.*

Administrative Charge

We deduct an administrative charge of $12 per month for the first policy year and $6 per month for each policy year beyond that. The monthly administrative charge is designed to compensate us for ongoing costs such as:
- premium billing and collections
- claim processing
- policy transactions
- record keeping
- reporting and communications with policy owners
- other expenses and overhead.

We may reduce or waive the administrative charge for certain group or sponsored arrangements or for corporate purchasers. *See Group or Sponsored Arrangements, or Corporate Purchasers, page 52.*

Cost of Insurance Charge

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying death benefits that could be more than your account value.

The cost of insurance rates may depend on the characteristics of the group of insured people, such as ages, risk class, size of the group and the total premium the group pays.

The cost of insurance charge is equal to our current monthly cost of insurance rate *multiplied* by the net amount at risk for each segment of your death benefit. We calculate the net amount at risk monthly, on the monthly processing date. For the base death benefit, the net amount at risk is calculated using the difference between the current base death benefit and your account value. We determine your account value after we deduct your policy charges due on that date, other than cost of insurance charges.

If your base death benefit on the monthly processing date increases (as a requirement of the federal income tax law definition of life insurance), the net amount at risk for your base death benefit for that month also increases. Because your target death benefit did not change, the net amount at risk for your adjustable term insurance rider decreases. The amount of your cost of insurance charge varies from month to month as a result of changes in your net amount at risk, changes in the death benefit and the increasing age of the insured person. We allocate the net amount at risk to all segments in the same proportion that each segment has to the total stated death benefit for all coverage as of the monthly processing date.

We apply unisex rates where appropriate under the law. This currently includes the State of Montana and policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs.

Separate cost of insurance rates apply to each segment of the base death benefit and your adjustable term insurance rider.

Your cost of insurance rates may change from time to time however, they are never more than the guaranteed maximum rates shown in your policy. The guaranteed maximum rates for base coverage are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Table.

The maximum rates for the initial and each new segment will be printed in your schedule pages. This type of group policy may result in higher cost of insurance charges than those that would apply if the policy were on an individual basis.

There are no cost of insurance charges during the continuation of coverage period.

Transaction Fees

We charge fees for certain transactions under your policy. You may choose any investment option or combination of investment options from which we will deduct these fees. Otherwise, we will deduct these fees from the variable investment options and guaranteed interest division in the same proportion that your account value in each has to your total net account value on the transaction date.

Partial Withdrawal Fee

We deduct a service fee of 2% of the requested partial withdrawal (but not more than $25) from your account value for each partial withdrawal you take. *See Partial Withdrawals, page 39.*

Excess Illustration Fee

We currently do not deduct a fee for policy illustrations. However, we reserve the right to assess a fee of $25 per illustration after the first in each policy year.

Other Charges

Under current law, we pay no tax on investment income and capital gains included in variable life insurance policy reserves. So, no charge is made to any variable investment option for our federal income taxes. If the tax law changes and we have federal income tax chargeable to the variable investment options, we may make such a charge in the future.

Group or Sponsored Arrangements and Corporate Purchasers

Only groups of individuals, corporations or other institutions may purchase this policy. These group arrangements include those in which there is a trustee, an employer or an association. The group may either purchase policies covering a group of individuals or endorse a policy to a group of individuals. Sponsored arrangements include those in which an employer or association allows us to offer policies to its employees or members on an individual basis.

Based on the group underwriting, we may reduce or waive the:
- sales charges
- mortality and expense risk charge
- administrative charge
- cost of insurance charges
- minimum target death benefit
- target premium
- other charges normally assessed.

We can reduce or waive these items due to expected economies based on the characteristics of the group. Our sales, administration and mortality costs generally vary with the size and stability of the group, among other factors which we take into account when we reduce charges. We make reductions to charges based on our rules in effect when we approve a policy application. We may change these rules from time to time.

We will not be unfairly discriminatory in the variation in the administrative charge, or other charges, fees and privileges. These variations are based on differences in costs or services.

TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations

associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

Tax Status of the Company

The company is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended. The separate account is not a separate entity from the company. Therefore, the separate account is not taxed separately as a "regulated investment company," but is taxed as part of the company. Investment income and realized capital gains attributable to the separate account are automatically applied to increase reserves under the policy. Because of this, under existing federal income tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the policies. In addition, any foreign tax credits attributable to the separate account will first be used to reduce any income taxes imposed on the separate account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed in income or gains attributable to the separate account, then we may impose a charge against the separate account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax

treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Specifically, the policy must meet the requirements of the "cash value accumulation test" as specified in Code Section 7702. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so.

Under the cash value accumulation test, there is no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to account value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age, sex and premium class at any point in time, multiplied by the account value. Your death benefit may be increased to remain in compliance with federal tax law requirements. ***See Appendix A, page 203, for a table of the Cash Value Accumulation Test factors.***

We will at all times strive to assure that the policy meets the statutory definition which qualifies the policy as life insurance for federal income tax purposes. ***See Tax Treatment of Policy Death Benefits, page 54***.

Diversification and Investor Control Requirements

In addition to meeting the Code Section 7702 cash value accumulation test, Code Section 817(h) requires separate account investments, such as our separate account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each variable investment option must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Code Section 7702. You would then be subject to federal income tax on your

policy income as you earn it. Our variable investment options' investment portfolios have represented that they will meet the diversification standards that apply to your policy.

In certain circumstances, you, as owner of a variable life insurance policy, may be considered the owner for federal income tax purposes of the separate account assets used to support your policy. Any income and gains from the separate account assets are includable in the gross income from your policy under these circumstances. The IRS has stated in published rulings that a variable contract owner is considered the owner of separate account assets if the contract owner has "*indicia of ownership*" in those assets. "*Indicia of ownership*" includes the ability to exercise investment control over the assets.

Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and in your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the separate account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. While we believe that the policy does not give you investment control over the assets of the separate account, we reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the separate account assets, or to otherwise qualify your policy for favorable tax treatment.

The following discussion assumes that the policy will qualify as a life insurance contract for federal income tax purposes.

Tax Treatment of Policy Death Benefits

We believe that the death benefit under a policy is generally excludable from the gross income of the beneficiary(ies) under section 101(a)(1) of the Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or

beneficiary(ies). A tax adviser should be consulted about these consequences.

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction in benefits, could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a competent adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Multiple Policies

All modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in the policy owner's income when a taxable distribution occurs.

Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the policy account value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or

secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Special rules also apply if you are subject to the alternative minimum tax. You should consult a tax adviser if you are subject to the alternative minimum tax.

Modified Endowment Contracts

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

1. All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contact will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

2. Loan amounts taken from or secured by a policy classified as a modified endowment contract are treated as distributions and taxed first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

3. A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to distributions (a) made on or after the date on which the taxpayer attains age 59 ½, (b) which are attributable to the taxpayer's becoming disabled (as defined in the Internal Revenue Code), or (c) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a tax adviser to determine whether or not you may be subject to this penalty tax.

Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy, is there taxable income. However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance contract for federal income tax purposes, if policy benefits are reduced during the first fifteen policy years, may be treated in whole or in part as ordinary income subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. However, the tax consequences of such a loan that is outstanding after policy year 10 are uncertain and a tax advisor should be consulted about such loans. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free, and will be increased by the amount of taxable loan distributions under a modified endowment contract.

Policy Loans

In general, interest on a policy loan will not be deductible. Moreover, the tax consequences associated with a preferred loan available in the policy are uncertain. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is canceled or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.

Accelerated Death Benefit Rider

We believe that payments under the accelerated death benefit rider should be fully excludable from the gross income of the beneficiary if the beneficiary is the insured under the policy. (*See Accelerated Death Benefit Rider, page 33*, for more information about this rider.) However, you should consult a qualified tax adviser about the consequences of adding this rider to a policy or requesting payment under this rider.

Continuation of Policy Beyond Age 100

The tax consequences of continuing the policy beyond the policy anniversary nearest the insured person's 100th birthday are unclear. You should consult a tax adviser if you intend to keep the policy in force beyond the policy anniversary nearest the insured person's 100th birthday.

Section 1035 Exchanges

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of one life insurance policy for another life insurance policy or for an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to Section 1035 exchanges. If you wish to take advantage of Section 1035, you should consult your tax adviser.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult their tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Possible Tax Law Changes

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.

Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may make changes to your policy (including increasing the death benefit) or its riders or take distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.

Any increase in your death benefit will cause an increase in your cost of insurance charges.

Other

The policy is not available for sale to and cannot be acquired with funds that are assets of (i) an employee benefit plan as defined in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and that is subject to Title I of ERISA; (ii) a plan described in section 4975(e)(1) of the Internal Revenue Code of 1986 or (iii) an entity whose underlying assets include plan assets by reason of the investment by an employee benefit plan or other plan in such entity within the meaning of 29 C.F.R. Section 2510.3-101 or otherwise.

Policy owners may use our policies in various other arrangements, including:
- non-qualified deferred compensation or salary continuance plans
- split dollar insurance plans
- executive bonus plans
- retiree medical benefit plans
- other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use any of your policies in this type of arrangement, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you may have to pay income taxes and possibly penalties later.

The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. For example the transfer of the policy to, or the designation as a beneficiary of, or the payment of proceeds to a person who is assigned to a generation which is two or more generations below the generation assignment of the policy owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

Directors and Principal Officers

Name and Address	Position with Company	Business Experience During Past 5 Years
Wayne R. Huneke*	Director and Chief Financial Officer	Has held several directorships and various executive officer positions with various affiliated companies within the ING organization, including positions as Director, Chief Financial Officer, President, Senior Executive Vice President, Senior Vice President, Vice President, and Treasurer.
P. Randall Lowery*	Director	Has held several directorships and various executive officer positions with various affiliated companies within the ING organization, including positions as Director, Executive Vice President, General Manager and Chief Actuary.
Thomas J. McInerney**	Director	Has held several directorships and various executive officer positions with various affiliated companies within the ING organization, including positions as Director, President, and Chief Executive Officer.
Robert C. Salipante***	Director and Chief Executive Officer	Has held several directorships and various executive officer positions with various affiliated companies within the ING organization, including positions as Director, Chairman, Vice Chairman, Chief Executive Officer, Chief Operating Officer, President, and Senior Vice President.
Mark A. Tullis*	Director	Has held several directorships and various executive officer positions with various affiliated companies within the ING organization since 1999, including positions as Director, President, Treasurer, and General Manager and Chief of Staff. Executive Vice President of Primerica from 1994 to 1999.
Chris D. Schreier*	President	Has held several directorships and various executive officer positions with various affiliated companies within the ING organization, including positions as Director, President, Vice President, Second Vice President, Treasurer, and Assistant Treasurer.
David S. Pendergrass*	Vice President and Treasurer	Has held several executive officer positions with various affiliated companies within the ING organization, including positions as Vice President and Treasurer.
David Wheat*	Chief Accounting Officer	Chief Accounting Officer of various affiliated companies within the ING organization since 2001. Partner of Ernst & Young LLP from 1999 to 2001. Office Managing Partner of Ernst & Young LLP from 1995-1999.
Paula Cludray-Engelke***	Secretary	Has held various officer positions with various affiliated companies within the ING organization, including positions as Secretary, Assistant Secretary, Director of Individual Compliance, Director of Contracts Compliance and Special Benefits.

Directors, officers and employees of the Company are covered by a blanket fidelity bond in an amount in excess of $60 million issued by Lloyds of London.

*The address of these Directors and Officers is 5780 Powers Ferry Road, NW, Atlanta, Georgia 30327-4390. These individuals may also be directors and/or officers of other affiliates of the Company.

**The address of this Director is 151 Farmington Avenue, Hartford, Connecticut 06156. This individual may also be a director and/or an officer of other affiliates of the Company.

***The address of this Director and these Officers is 20 Washington Avenue South, Minneapolis, Minnesota 55401. These individuals may also be directors and/or officers of other affiliates of the Company.

Regulation

We are regulated and supervised by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado which periodically examines our financial condition and operations. In addition, we are subject to the insurance laws and regulations in every jurisdiction in which we do business. As a result, the provisions of this policy may vary somewhat from jurisdiction to jurisdiction.

We are required to submit annual statements, including financial statements, of our operations and finances to the insurance departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

We are also subject to various federal securities laws and regulations.

Legal Matters

The legal matters in connection with the policy described in this prospectus and certain matters relating to federal securities laws have been passed on by Counsel of ING Security Life.

Legal Proceedings

We are aware of no material legal proceedings pending which involve the separate account as a party or which would materially affect the separate account. The company is a party to pending or threatened lawsuits arising from the normal conduct of its business. Due to the climate in insurance and business litigation, suits against the company sometimes include substantial additional claims, consequential damages, punitive damages and other similar types of relief. Moreover, plaintiffs oftentimes seek to have cases certified as class actions. While it is not possible to forecast the outcome of such litigation, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the company's financial position or interfere with its operations.

ING America Equities, Inc., the principal underwriter and distributor of the policy, is not engaged in any litigation of any material nature.

Experts

The statutory-basis financial statements of Security Life of Denver Insurance Company at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, and the financial statements of the Security Life Separate Account L1 at December 31, 2001, and for each of the three years in the period then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Actuarial matters in this prospectus have been examined by Lawrence D. Taylor, F.S.A., M.A.A.A., who is Senior Vice President, Product Management Group of ING Security Life. His opinion on actuarial matters is filed as an exhibit to the Registration Statement we filed with the SEC.

Registration Statement

We have filed a Registration Statement relating to the separate account and the variable life insurance policy described in this prospectus with the SEC. The Registration Statement, which is required by the 1933 Act, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. The additional information may be obtained from the SEC's principal office in Washington, DC. There is a charge for this material.

FINANCIAL STATEMENTS

The statutory-basis financial statements of Security Life of Denver Insurance Company ("ING Security Life") at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, are prepared in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado (Colorado Division of Insurance), which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States, and start on page 61.

The financial statements included for the Security Life Separate Account L1 at December 31, 2001, and for each of the three years in the period then ended, are prepared in accordance with accounting principles generally accepted in the United States and represent those divisions that had commenced operations by that date.

The financial statements of ING Security Life, as well as the financial statements included for the Security Life Separate Account L1 referred to above have been audited by Ernst & Young LLP. The financial statements of ING Security Life should be distinguished from the financial statements of the Security Life Separate Account L1 and should be considered only as bearing upon the ability of ING Security Life to meet its obligations under the policies. They should not be considered as bearing upon the investment experience of the divisions of Security Life Separate Account L1.

FINANCIAL STATEMENTS — STATUTORY BASIS
Security Life of Denver Insurance Company
Years ended December 31, 2001, 2000 and 1999
with Report of Independent Auditors

Financial
Statements

Security Life of Denver Insurance Company

Financial Statements - Statutory Basis

December 31, 2001, 2000 and 1999

Contents

Report of Independent Auditors

Board of Directors and Stockholder
Security Life of Denver Insurance Company

We have audited the accompanying statutory basis balance sheets of Security Life of Denver Insurance Company ("the Company" and a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2001 and 2000, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado (Colorado Division of Insurance), which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Security Life of Denver Insurance Company at December 31, 2001 and 2000 or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2001.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Life of Denver Insurance Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance.

As discussed in Note 3 to the financial statements, in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Colorado Division of Insurance.

March 29, 2002

Security Life of Denver Insurance Company

Balance Sheets—Statutory Basis

	December 31	
	2001	**2000**
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	**$ 7,275,493**	$4,573,658
Preferred stocks	**18,863**	13,524
Common stocks	**38,083**	15,483
Subsidiaries	**84,348**	85,324
Mortgage loans	**2,208,583**	1,672,169
Real estate, less accumulated depreciation (2001-$11,684; 2000-$10,961)	**33,471**	34,066
Policy loans	**1,124,108**	992,911
Other invested assets	**51,647**	42,926
Cash and short-term investments	**387,540**	203,664
Total cash and invested assets	**11,222,136**	7,633,725
Deferred and uncollected premiums, less loading (2001-$2,115; 2000-$1,814)	**168,472**	135,041
Accrued investment income	**137,243**	95,887
Reinsurance balances recoverable	**38,388**	54,559
Data processing equipment, less accumulated depreciation (2001-$1,390; 2000-$1,340)	**56**	216
Indebtedness from related parties	**21,528**	69,338
Federal income taxes (including net admitted deferred tax asset of $43,768 at December 31, 2001)	**79,192**	32,108
Separate account assets	**903,086**	799,966
Other assets	**13,751**	14,902
Total admitted assets	**$12,583,852**	$8,835,742

	December 31	
	2001	**2000**
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	**$ 6,393,435**	$5,247,418
Accident and health reserves	**23**	23
Guaranteed investment contracts	**–**	1,685,391
Deposit type contracts	**3,790,181**	–
Policyholders' funds	**56,820**	71,669
Dividends left on deposit	**9,215**	8,748
Dividends payable	**4,065**	2,755
Unpaid claims	**208,679**	182,051
Total policy and contract liabilities	**10,462,418**	7,198,055
Accounts payable and accrued expenses	**171,041**	126,512
Reinsurance balances due	**15,007**	15,520
Indebtedness to related parties	**5,441**	8,016
Contingency reserve	**18,758**	20,449
Asset valuation reserve	**58,531**	52,125
Borrowed money	**129,381**	127,993
Other liabilities	**149,661**	(4,226)
Separate account liabilities	**903,086**	799,966
Total liabilities	**11,913,324**	8,344,410
Commitments and contingencies		
Capital and surplus:		
Common stock, $20,000 par value:		
Authorized - 149 shares		
Issued and outstanding - 144 shares	**2,880**	2,880
Surplus notes	**165,032**	184,259
Paid-in and contributed surplus	**572,634**	435,562
Unassigned deficit	**(70,018)**	(131,369)
Total capital and surplus	**670,528**	491,332
Total liabilities and capital and surplus	**$12,583,852**	$8,835,742

See accompanying notes – statutory basis.

Security Life of Denver Insurance Company

Statements of Operations—Statutory Basis

	Year ended December 31		
	2001	**2000**	**1999**
	(In Thousands)		
Premiums and other revenues:			
F, and accident and health premiums	**$2,354,418**	$2,959,593	$1,459,361
Policy proceeds and dividends left on deposit	**15**	388	651
Net investment income	**630,261**	474,021	387,685
Amortization of interest maintenance reserve	**193**	670	2,358
Commissions, expense allowances and reserve adjustments on reinsurance ceded	**1,609**	9,832	11,331
Considerations and reserve allowances on modified coinsurance	**3,809**	2,632	3,670
Total premiums and other revenues	**2,990,305**	3,447,136	1,865,056
Benefits paid or provided:			
Death benefits	**340,336**	316,167	273,368
Annuity benefits	**12,759**	11,782	24,573
Surrender benefits	**270,377**	258,858	229,434
Interest on policy or contract funds	**150,761**	64,719	17,473
Accident and health benefits	**–**	93	2,235
Guaranteed investment contract withdrawals	**–**	1,072,574	12,186
Other benefits	**3,010**	17,198	13,612
Life contract withdrawals	**1,109,878**	–	–
Increase in life, annuity, and accident and health reserves	**366,334**	320,721	491,978
Increase in liability for guaranteed investment contracts	**–**	721,725	335,507
Net transfers to separate accounts	**180,415**	256,538	78,988
Total benefits paid or provided	**2,433,870**	3,040,375	1,479,354
Insurance expenses:			
Commissions	**253,283**	242,998	222,005
General expenses	**134,795**	130,962	104,808
Insurance taxes, licenses and fees, excluding federal income taxes	**18,212**	23,103	23,861
Total insurance expenses	**406,290**	397,063	350,674
Gain from operations before policyholder dividends, federal income taxes and net realized capital gains	**150,146**	9,698	35,028

Statements of Operations—Statutory Basis (continued)

| | Year ended December 31 | | |
	2001	2000	1999
	(In Thousands)		
Dividends to policyholders	**2,951**	2,546	2,594
Gain from operations before federal income taxes and net realized capital losses	**147,194**	7,152	32,434
Federal income taxes	**63,729**	(1,339)	8,613
Gain from operations before net realized capital losses	**83,465**	8,491	23,821
Net realized capital (losses) gains net of income taxes (2001 - $(666); 2000 - $(7,916); 1999 - $(15,108) and excluding net transfers to the interest maintenance reserve (2001-$4,673; 2000 - $(18,289); 1999 - $(19,866)	**(29,788)**	3,589	(8,194)
Net income	**$ 53,677**	$ 12,080	$ 15,627

See accompanying notes – statutory basis.

Financial
Statements

Security Life of Denver Insurance Company

Statements of Changes in Capital and Surplus—Statutory Basis

| | Year ended December 31 | | |
	2001	2000	1999
	(In Thousands)		
Common stock:			
Balance at beginning and end of year	**$ 2,880**	$ 2,880	$ 2,880
Surplus note:			
Balance at beginning of year	**$ 184,259**	$ 100,000	$ 100,000
(Decrease) increase in surplus note	**(19,227)**	84,259	–
Balance at end of year	**$ 165,032**	$ 184,259	$ 100,000
Paid-in and contributed surplus:			
Balance at beginning of year	**$ 435,562**	$ 374,562	$ 344,562
Capital contributions	**137,072**	61,000	30,000
Balance at end of year	**$ 572,634**	$ 435,562	$ 374,562
Unassigned deficit:			
Balance at beginning of year	**$(131,369)**	$(119,441)	$(134,540)
Net income	**53,677**	12,080	15,627
Change in net unrealized capital gains or losses	**(5,649)**	12,101	(61)
Increase in nonadmitted assets	**(19,497)**	(11,048)	(7,336)
Decrease (increase) in liability for reinsurance in unauthorized companies	**1,081**	(393)	(550)
(Increase) decrease in asset valuation reserve	**(6,406)**	(22,250)	1,726
Change in net deferred income tax	**13,323**	–	–
Change in accounting principle, net of tax	**41,886**	–	5,566
Transfer of prepaid pension assets	**(9,010)**	–	–
Cession of existing risks, net of tax	**–**	(2,418)	127
Prior period adjustments	**(8,054)**	–	–
Balance at end of year	**$ (70,018)**	$(131,369)	$(119,441)
Total capital and surplus	**$ 670,528**	$ 491,332	$ 358,001

See accompanying notes – statutory basis.

Security Life of Denver Insurance Company

Statements of Cash Flows—Statutory Basis

	Year ended December 31		
	2001	**2000**	**1999**
	(In Thousands)		
Operations			
Premiums, policy proceeds, and other			
considerations received, net of reinsurance paid	**$ 2,325,856**	$ 2,910,602	$ 1,453,924
Net investment income received	**608,322**	470,812	379,574
Commission and expense allowances received on			
reinsurance ceded	**1,609**	9,831	9,246
Benefits paid	**(1,851,094)**	(1,691,985)	(558,572)
Net transfers to separate accounts	**(194,532)**	(225,694)	(101,948)
Insurance expenses paid	**(391,487)**	(361,130)	(337,254)
Dividends paid to policyholders	**(1,642)**	(2,417)	(2,562)
Federal income taxes (paid) received	**(67,046)**	11,961	(28,779)
Other (expenses) revenues in excess of other	**(191,317)**	611,646	(9,832)
Net cash provided by operations	**238,669**	1,733,626	803,797
Investments			
Proceeds from sales, maturities, or repayments			
of investments:			
Bonds	**3,820,764**	2,254,036	2,051,280
Preferred stocks	**1,489**	67	1,900
Common stocks	**27,098**	–	–
Mortgage loans	**181,131**	79,874	45,272
Other invested assets	**12,860**	106,724	310,554
Net gain/loss on cash & short term investment	**12**	–	–
Miscellaneous proceeds	**1,853**	11,213	–
Net tax on capital gains	**666**	–	–
Net proceeds from sales, maturities, or			
repayments of investments	**4,045,873**	2,451,914	2,409,006
Cost of investments acquired:			
Bonds	**6,400,143**	3,458,376	2,631,687
Preferred stocks	**10,473**	11,031	–
Common stocks	**50,940**	10,450	10
Mortgage loans	**718,240**	769,741	262,886
Real estate	**145**	3,653	189
Other invested assets	**23,759**	109,244	88,661
Miscellaneous applications (receipts)	**–**	23,155	(18,179)
Total cost of investments acquired	**7,203,700**	4,385,650	2,965,254
Net increase in policy loans	**131,198**	49,725	35,890
Net cash used in investment activities	**(3,289,025)**	(1,983,461)	(592,138)

Statements of Cash Flows—Statutory Basis (continued)

| | Year ended December 31 | | |
	2001	2000	1999
	(In Thousands)		
Financing and miscellaneous activities			
Cash provided:			
Capital and surplus paid-in	**117,844**	126,000	20,000
Borrowed money	**1,389**	112,792	15,200
Net deposits on deposit-type contract funds	**2,802,972**	–	–
Other sources	**312,027**	(11,347)	(50,565)
Net cash provided by (used in) financing and miscellaneous activities	**3,234,232**	227,445	(15,365)
Net increase (decrease) in cash and short-term investments	**183,876**	(22,390)	196,294
Cash and short-term investments:			
Beginning of year	**203,664**	226,054	29,760
End of year	**$ 387,540**	$ 203,664	$ 226,054

See accompanying notes – statutory basis.

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis

December 31, 2001

1. Nature of Operations and Basis of Financial Reporting

Security Life of Denver Insurance Company (the Company) is a wholly owned subsidiary of ING America Insurance Holdings, Inc. (ING America). The Company focuses on three markets, the advanced market, reinsurance to other insurers and the investment products market. The life insurance products offered for the advanced market include wealth transfer and estate planning, executive benefits, charitable giving and corporate-owned life insurance. These products include traditional life, interest-sensitive life, universal life, and variable life. Operations are conducted almost entirely on the general agency basis and the Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia and the U.S. Virgin Islands. In the reinsurance market, the Company offers financial security to clients through a mix of total risk management and traditional life insurance services. In the investment products market, the Company offers guaranteed investment contracts, funding agreements, and Trust notes to institutional buyers.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado (Colorado Division of Insurance), which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

1. Nature of Operations and Basis of Financial Reporting (continued)

Investments

Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book. The asset is then written down to fair value.

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

Derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholders' equity rather than to income as required for fair value hedges.

1. Nature of Operations and Basis of Financial Reporting (continued)

Valuation Allowances

The asset valuation reserve (AVR) is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Prior to January 1, 2001, valuation allowances were based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Financial Statements

1. Nature of Operations and Basis of Financial Reporting (continued)

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums

Life premiums are recognized as revenue when due. Subsequent to January 1, 2001 premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting. Prior to January 1, 2001, life, annuity, accident and health premiums are recognized as revenue when due.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves

Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

1. Nature of Operations and Basis of Financial Reporting (continued)

Reinsurance

For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Subsidiaries

The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Nonadmitted Assets

Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the Accounting Practices and Procedures Manual are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Prior to January 1, 2001, nonadmitted assets included certain assets designated as nonadmitted. Under GAAP, such assets are included in the balance sheet.

Employee Benefits

For purposes of calculating the Company's postretirement benefit obligation, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

Financial Statements

1. Nature of Operations and Basis of Financial Reporting (continued)

Universal Life and Annuity Policies

Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Policyholder Dividends

Policyholder dividends are recognized when declared rather than over the term of the related policies.

Deferred Income Taxes

Prior to January 1, 2001, deferred federal income taxes were provided for differences between the financial statement amounts and the tax bases of assets and liabilities in accordance with a specific permitted practice approved by the Colorado Division of Insurance. Any deferred tax assets were treated as non-admitted. Starting in 2001, deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Surplus Notes

Surplus notes are reported as a component of surplus. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Colorado Division of Insurance. Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a charge to earnings over the term of the note.

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

1. Nature of Operations and Basis of Financial Reporting (continued)

Statements of Cash Flows

Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

Reconciliation to GAAP

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

1. Nature of Operations and Basis of Financial Reporting (continued)

Investments (continued)

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/(losses) are reported in unassigned surplus along with adjustment for federal income taxes. Prior to January 1, 2001, the related net unrealized capital gains (losses) were reported in unassigned surplus without any adjustment for federal income tax.

The Company uses interest rate swaps, caps and floors, options and certain other derivatives as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities. The initial cost of any such agreement is amortized to net investment income over the life of the agreement. Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

1. Nature of Operations and Basis of Financial Reporting (continued)

Investments (continued)

The Company's insurance subsidiaries are reported at their underlying statutory basis net assets plus the admitted portion of goodwill, and the Company's noninsurance subsidiary is reported at the GAAP-basis of its net assets. The admitted portion of goodwill, which represents the excess of the purchase price over the statutory basis net assets of the subsidiary at acquisition, is amortized on a straight-line basis over ten years. Dividends from subsidiaries are included in net investment income. The remaining net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses.

Mortgage loans are reported at unpaid principal balances, less allowance for impairments.

Policy loans are reported at unpaid principal balances.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost; other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

For reverse repurchase agreements, Company policies require a minimum of 102% of the fair value of securities purchased under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short-term investments and the offsetting collateral liability is included in miscellaneous liabilities.

Dollar roll transactions are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates.

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

1. Nature of Operations and Basis of Financial Reporting (continued)

Investments (continued)

At December 31, 2001 and 2000, the Company had loaned securities (which are reflected as invested assets on the Statutory Statement of Admitted Assets) with a market value of approximately $83,278,000 and $0, respectively.

Short-term investments are reported at cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Other invested assets are reported at amortized cost using the effective interest method. Other invested assets primarily consist of residual collateralized mortgage obligations and partnership interests.

Realized capital gains and losses are determined using the specific identification basis.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2% to 11.25%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

1.   For Life, Endowment and Term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

1. Nature of Operations and Basis of Financial Reporting (continued)

Aggregate Reserve for Life Policies and Contracts (continued)

2.   For reinsurance accepted:

      a.   with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating;

      b.   with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Colorado Division of Insurance, is $129,435,360,000 at December 31, 2001. The amount of reserves for policies on which gross premiums are less than the net premiums is $593,581,000 at December 31, 2001.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts, and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

1. Nature of Operations and Basis of Financial Reporting (continued)

Real Estate and Electronic Data Processing Equipment

Electronic data processing equipment are carried at cost less accumulated depreciation. Depreciation for major classes of assets is calculated on a straight-line basis over the estimated useful life.

Participating Insurance

Participating business approximates less than 1% of the Company's ordinary life insurance in force and 1.5% of premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends of $0, $2,417,000, and $2,562,000 were paid in 2001, 2000, and 1999, respectively.

Pension Plans

The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plan. The Company also provides a contributory retirement plan for substantially all employees.

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

1. Nature of Operations and Basis of Financial Reporting (continued)

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31, 2001	January 1, 2001
	(In thousands)	
Deferred federal income taxes	**$183,860**	$163,040
Agents' debit balances	**2,541**	2,354
Furniture and equipment	**2,592**	4,308
Bonds in default	**286**	549
Deferred and uncollected premium	**2,795**	3,641
Non-operating software asset in progress	**10,924**	–
Transfer of prepaid pension asset	**–**	9,010
Disallowed Interest Maintenance Reserves	**17,055**	17,436
Other	**4,374**	4,592
Total nonadmitted assets	**$224,427**	$204,930

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets. Certain changes are reported directly in surplus as a change in unrealized capital gains or losses.

Claims and Claims Adjustment Expenses

Claim expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31. The Company does not discount claim and claim adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31.

Financial Statements

1. Nature of Operations and Basis of Financial Reporting (continued)

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments (with a maturity of less than one year at date of acquisition).

The Company borrowed $3,334,260,000 and repaid $3,340,187,000 in 2001, borrowed $1,387,826,000 and repaid $1,382,300,000 during 2000, and borrowed $2,055,061,000 and repaid $2,039,861,000 during 1999. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and exclude borrowings from dollar roll transactions. Interest paid on borrowed money was $2,079,000, $1,586,000, and $2,180,000 during 2001, 2000 and 1999, respectively.

Separate Accounts

Separate accounts assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. The operations of the separate accounts are not included in the accompanying statements of operations.

Reclassifications

Certain prior year amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2001 financial statement presentation.

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

2. Permitted Statutory Basis Accounting Practices

The Company prepares statutory basis financial statements in accordance with accounting practices prescribed or permitted by the Colorado Division of Insurance. Prescribed statutory accounting practices include state laws, general administrative rules, as well as a variety of publications of the NAIC. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, and from company to company within a state, and may change in the future.

The NAIC has revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual was effective January 1, 2001. The State of Colorado required that insurance companies domiciled in the State of Colorado prepare their statutory basis financial statements in accordance with the revised manual. This is subject to any deviations prescribed or permitted by the State of Colorado Insurance Commissioner.

3. Accounting Changes and Corrections of Errors

Accounting changes adopted to conform to the provisions of the revised manual are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.

As a result of these changes, the Company reported a change of accounting principle, as an adjustment that increased unassigned funds surplus by $41,886,000 as of January 1, 2001. These changes are primarily attributed to an increase in unassigned surplus of approximately $51,300,000 related to deferred tax assets, $4,100,000 related to prepayment penalties on bonds and mortgage loans released from the IMR liability and $686,000 related to due and deferred premiums. Offsetting this increase is a reduction of approximately $12,900,000 and $1,300,000 related to the Supplemental Employee Retirement Plan and compensated absences liabilities, respectively.

Financial Statements

3. Accounting Changes and Corrections of Errors (continued)

During 2001 the Company discovered an error in the reporting of surplus note interest expense. The prior year's total assets, surplus and net income were overstated by $5,301,000. An additional error was noted in the prior year's federal income tax recoverable, overstating total assets and surplus by $2,753,000. A prior period adjustment of $8,054,000 was recorded through unassigned deficit in 2001 for these items.

4. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 2001:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 91,177	$ 1,043	$ 1,120	$ 91,100
States, municipalities, and political subdivisions	512	18	–	530
Foreign government	423,900	13,552	25,724	411,728
Public utilities securities	212,987	4,725	5,371	212,341
Corporate securities	3,568,826	114,495	53,793	3,629,528
Mortgage-backed securities	2,272,606	53,885	25,431	2,301,060
Other structured securities	705,771	22,940	40,083	688,628
Total fixed maturities	7,275,779	210,658	151,522	7,334,915
Preferred stocks	22,094	293	3,231	19,156
Common stocks	37,294	1,240	451	38,083
Total equity securities	59,388	1,533	3,682	57,239
Total	$7,335,167	$212,191	$155,204	$7,392,154

4. Investments (continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
At December 31, 2000:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 90,840	$ 3,049	$ 317	$ 93,572
States, municipalities, and political subdivisions	125	2	–	127
Public utilities securities	285,546	3,616	10,684	278,478
Corporate securities	2,269,006	45,861	67,427	2,247,440
Mortgage-backed securities	1,166,237	43,237	23,305	1,186,169
Other structured securities	762,453	18,052	18,770	761,735
Total fixed maturities	4,574,207	113,817	120,503	4,567,521
Preferred stocks	13,524	3	–	13,527
Common stocks	12,853	2,630	–	15,483
Total equity securities	26,377	2,633	–	29,010
Total	$4,600,584	$116,450	$120,503	$4,596,531

The amortized cost and fair value of investments in bonds at December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
December 31, 2001	*(In Thousands)*	
Maturity:		
Due in 1 year or less	$ 119,691	$ 121,077
Due after 1 year through 5 years	1,716,191	1,757,458
Due after 5 years through 10 years	1,057,476	1,045,759
Due after 10 years	1,404,044	1,420,933
	4,297,402	4,345,227
Mortgage-backed securities	2,272,606	2,301,060
Other structured securities	705,771	688,628
Total	$7,275,779	$7,334,915

Financial Statements

4. Investments (continued)

At December 31, 2001, investments in certificates of deposit, bonds, and mortgage loans, with an admitted asset value of $21,688,000, were on deposit with state insurance departments to satisfy regulatory requirements.

Reconciliation of bonds from amortized cost to carrying value as of December 31:

	2001	2000
	(In Thousands)	
Amortized cost	$7,275,779	$4,574,207
Less nonadmitted bonds	286	549
Carrying value	$7,275,493	$4,573,658

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $3,820,764,000, $2,254,036,000 and $3,273,528,000 in 2001, 2000 and 1999, respectively. Gross gains of $7,850,000, $31,736,000 and $18,928,000, and gross losses of $33,631,000, $54,352,000 and $55,203,000 during 2001, 2000 and 1999, respectively, were realized on those sales. A portion of the gains realized in 2001, 2000 and 1999 has been deferred to future periods in the interest maintenance reserve.

Net realized (losses) gains, before capital gains tax and interest maintenance reserve transfers and changes in net unrealized (losses) gains, are summarized as follows:

	Capital (Losses) Gains			Net Capital
	Bonds	Stocks	Other	(Loss) Gain
	(In Thousands)			
2001:				
Net realized	$(31,833)	$ (68)	$ 6,120	$(25,781)
Net unrealized	263	(4,585)	(1,327)	(5,649)
Total	$(31,570)	$(4,653)	$ 4,793	$(31,430)
2000:				
Net realized	$(35,399)	$ –	$12,783	$(22,616)
Net unrealized	3,754	8,244	103	12,101
Total	$(31,645)	$ 8,244	$12,886	$(10,515)
1999:				
Net realized	$(44,838)	$ 124	$1,546	$(43,168)
Net unrealized	(4,303)	4,078	174	(51)
Total	$(49,141)	$4,202	$1,720	$(43,219)

Notes to Financial Statements - Statutory Basis (continued)

4. Investments (continued)

Major categories of net investment income are summarized as follows:

| | Year ended December 31 | | |
	2001	2000	1999
	(In Thousands)		
Income:			
Bonds	**$459,233**	$316,733	$233,247
Mortgage loans	**142,080**	101,617	66,456
Policy loans	**74,322**	67,909	59,085
Company-occupied property	**2,416**	2,154	2,313
Other	**(5,394)**	4,733	41,800
Total investment income	**672,657**	493,146	402,901
Investment expenses	**(42,396)**	(19,125)	(15,216)
Net investment income	**$630,261**	$474,021	$387,685

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

| | December 31 | | |
	2001	2000	1999
	(In Thousands)		
Investment purchase commitments	**$ 224,197**	$ 98,228	$140,600

The Company entered into dollar roll transactions to increase its return on investments and improve liquidity. Dollar rolls involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The dollar rolls are accounted for as short term collateralized financings and the repurchase obligation is reported in borrowed money. The repurchase obligation totaled $128,715,000 at December 31, 2001. Such borrowings averaged approximately $200,558,000 during the last three months of 2001 and were collateralized by investment securities with fair values approximately equal to the loan value. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $122,048,000. The securities have a weighted average coupon of 6.8% and have maturities ranging from December 2016 through December 2031. The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the

4. Investments (continued)

contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments (such excess was not material at December 31, 2001). The Company believes the counterparties to the dollar roll agreements are financially responsible and that the counterparty risk is minimal.

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate durations. The terms of the reverse repurchase agreement call for payment of interest at a rate of between 1.8% and 2.26%. The agreements mature prior to the end of January 2002. At December 31, 2001, the amount due on these agreements included in borrowed money is $4,700,000. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $4,700,000. The securities have a weighted average coupon of 6.5% and have a maturity of September 2016.

The maximum and minimum lending rates for long-term mortgage loans during 2001 were 8.18% and 3.64%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 76.9% on commercial properties. As of December 31, 2001, the Company held no mortgages with interest more than 180 days overdue. Total interest due equals $5,000.

5. Derivative Financial Instruments Held for Purposes Other than Trading

The Company enters into interest rate and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching.

5. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount. Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreements without an exchange of the underlying principal amount. Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

Premiums paid for the purchase of interest rate contracts are included in other invested assets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets.

Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of the derivative are recorded as investment income. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

Financial Statements

Notes to Financial Statements - Statutory Basis (continued)

5. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

The table below summarizes the Company's interest rate contracts included in other invested assets at December 31, 2001 and 2000 (in thousands):

| | December 31, 2001 | | |
	Notional Amount	Carrying Value	Fair Value
Interest rate contracts:			
Swaps	$4,107,585	$ (64)	$ 24,248
Swaps—affiliates	1,875,440	64	(28,023)
Total swaps	5,983,025	–	(3,775)
Caps owned	43,694	935	298
Total caps owned	43,694	935	298
Floors owned	189,077	327	2,661
Total floors owned	189,077	327	2,661
Options owned	25,000	450	664
Total options owned	25,000	450	664
Total derivatives	$6,240,796	$1,712	$ (152)

Notes to Financial Statements - Statutory Basis (continued)

5. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

| | December 31, 2000 | | |
	Notional Amount	Carrying Value	Fair Value
Interest rate contracts:			
Swaps	$2,478,442	$ 95	$(49,375)
Swaps—affiliates	1,645,143	(95)	60,703
Total swaps	4,123,585	-	11,328
Caps owned	53,543	1,224	492
Caps owned—affiliates	20,525	26	-
Total caps owned	74,068	1,250	492
Floors owned	259,637	905	1,975
Total floors owned	259,637	905	1,975
Options owned	97,000	627	342
Total options owned	97,000	627	342
Total derivatives	$4,554,290	$2,782	$ 14,137

Financial Statements

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

6. Concentrations of Credit Risk

The Company held less-than-investment-grade corporate bonds with an aggregate book value of $1,000,783,000 and $419,904,000 and with an aggregate market value of $947,668,000 and $395,837,000 at December 31, 2001 and 2000, respectively. Those holdings amounted to 13.8% of the Company's investments in bonds and 8% of total admitted assets at December 31, 2001. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $436,144,000 and $723,168,000 with an aggregate NAIC market value of $433,114,000 and $724,545,000 at December 31, 2001 and 2000, respectively. The carrying value of these holdings amounted to 6% of the Company's investment in bonds and 3.5% of the Company's total admitted assets at December 31, 2001.

At December 31, 2001, the Company's commercial mortgages involved a concentration of properties located in Calfornia (16%) and Florida (9.8%). The remaining commercial mortgages relate to properties located in 37 other states. The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $59,027,000.

7. Annuity Reserves

At December 31, 2001 and 2000, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	December 31, 2001	
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	**$4,336,801**	**57%**
At book value less surrender charge	**63,141**	**1%**
Subtotal	**4,399,942**	**58%**
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	**139,095**	**2%**
Not subject to discretionary withdrawal	**3,086,345**	**40%**
Total annuity reserves and deposit fund liabilities— before reinsurance	**7,625,382**	**100%**
Less reinsurance ceded	**2,622,390**	
Net annuity reserves and deposit fund liabilities	**$5,002,992**	

	December 31, 2000	
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$2,619,437	60.8%
At book value less surrender charge	134,697	3.1
Subtotal	2,754,134	63.9
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	248,208	5.8
Not subject to discretionary withdrawal	1,305,567	30.3
Total annuity reserves and deposit fund liabilities— before reinsurance	4,307,909	100.0%
Less reinsurance ceded	2,269,160	
Net annuity reserves and deposit fund liabilities	$2,038,749	

Financial Statements

Notes to Financial Statements - Statutory Basis (continued)

8. Employee Benefit Plans

Pension Plan and Postretirement Benefits

Prior to December 31, 2001, the Company maintained a qualified noncontributory defined benefit retirement plan covering substantially all employees. Effective December 31, 2001 the qualified plan of the Company, along with certain other US subsidiaries of ING America, were merged into one plan which will be recognized in ING America's financial statements. As a result of this plan merger, the Company transferred its qualified pension asset to ING North America Insurance Corporation, an affiliate. In addition, the Company maintains a nonqualified unfunded Supplemental Employees Retirement Plan (SERP) and also provides certain health care and life insurance benefits for retired employees.

A summary of assets, obligations and assumptions of the Pension and Other Postretirement Benefits Plans are as follows:

	Pension Benefits		Other Benefits	
	2001	**2000**	**2001**	**2000**
Change in benefit obligation				
Benefit obligation at beginning of year	**$ 50,981**	$48,155	**$ 6,370**	$5,012
Service cost	**3,253**	3,041	**261**	312
Interest cost	**4,135**	4,118	**497**	414
Contribution by plan participants	**–**	–	**109**	120
Actuarial gain (loss)	**5,024**	(53)	**(1,267)**	952
Benefits paid	**(2,552)**	(2,291)	**(475)**	(440)
Plan amendments	**(639)**	97	**–**	–
Business combinations, divestitures, curtailments, settlements and special termination benefits	**(45,322)**	(2,086)	**247**	–
Benefit obligation at end of year	**$ 14,880**	$50,981	**$ 5,742**	$6,370

Notes to Financial Statements - Statutory Basis (continued)

8. Employee Benefit Plans (continued)

Pension Plan and Postretirement Benefits (continued)

	Pension Benefits		Other Benefits	
	2001	2000	2001	2000
Change in plan assets				
Fair value of plan assets at beginning of year	**$ 47,098**	$50,495	**$ –**	$ –
Actual return on plan assets	**(2,656)**	(1,481)	**–**	–
Employer contribution	**513**	375	**366**	320
Plan participants' contributions			**109**	120
Benefits paid	**(2,552)**	(2,291)		
Business combinations, divestitures and settlements	**(42,403)**	–	**(475)**	(440)
Fair value of plan assets at end of year	**$ –**	$47,098	**$ –**	$ –
Funded status				
Unamortized prior service credit	**$ 474**	$ 45	**$ 118**	$ 114
Unrecognized (net gain) or loss	**(1,007)**	824	**1,957**	742
Remaining net obligation or net asset at initial date of application	**(12,248)**	178	**(490)**	(981)
Accrued liabilities	**(2,099)**	(7,015)	**(7,327)**	(6,245)
Total funded status	**$ (14,880)**	$ (5,968)	**$ 5,742**	$ (6,370)

Financial Statements

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

8. Employee Benefit Plans (continued)

Pension Plan and Postretirement Benefits (continued)

	Pension Benefits		Other Benefits	
	2001	**2000**	**2001**	**2000**
Components of net periodic benefit cost				
Service cost	**$ 3,253**	$ 3,041	**$ 261**	$ 312
Interest cost	**4,135**	4,118	**497**	414
Expected return on plan assets	**(4,299)**	(4,624)	–	–
Amortization of recognized transition obligation or transition asset	**(477)**	(285)	**491**	491
Amount of recognized gains and losses	–	(154)	**(52)**	(204)
Amount of prior service cost recognized	–	(7)	**5**	5
Amount of gain or loss recognized due to a settlement or curtailment	–	–	**246**	–
Total net periodic benefit cost	**$ 2,612**	$ 2,089	**$1,448**	$1,018

	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total of service and interest cost components	$ 83	$ (72)
Effect on postretirement benefit obligation	$446	$(387)

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

8. Employee Benefit Plans (continued)

Pension Plan and Postretirement Benefits (continued)

The funded status for the pension plans and other postretirement benefit plan is as follows:

	Pension Benefits	Other Benefits
December 31, 2001		
Projected benefit obligation	$(14,880)	$(5,742)
Less plan assets at fair value	–	–
Plan assets less than projected benefit obligation	$(14,880)	$(5,742)

	Pension Benefits	Other Benefits
December 31, 2000		
Projected benefit obligation	$(53,066)	$(6,370)
Less plan assets at fair value	47,098	–
Plan assets less than projected benefit obligation	$ (5,968)	$(6,370)

In addition, the Company has pension benefit obligations and other benefit obligations for non-vested employees as of December 31, 2001 and 2000 in the amount of $260,000 and $1,918,000, and $2,086,000 and $1,906,000, respectively.

The net periodic pension cost, employer contribution, plan participant contributions, and benefits paid for the defined benefit plans for 1999 are as follows (in thousands):

36524	Pension Benefits	Other Benefits
Net periodic pension expense	$ 2,011	$1,236
Employer contributions	387	467
Plan participants' contributions	–	94
Benefits paid	1625	561

Financial Statements

8. Employee Benefit Plans (continued)

Pension Plan and Postretirement Benefits (continued)

Assumptions used in determining the accounting for the defined benefit plans as of December 31, 2001 and 2000 were as follows:

	2001	**2000**
Weighted-average discount rate	**7.50%**	7.75%
Rate of increase in compensation level	**4.50%**	5.00%
Expected long-term rate of return on assets	**9.25%**	9.25%

Plan assets of the defined benefit plans at December 31, 2001 are invested primarily in U.S. government securities, corporate bonds, mutual funds, mortgage loans, money market funds, and common stock. Certain of the Qualified Plan's investments are held in the ING-NA Master Trust, which was established in 1998 for the investment of assets of the Plan and several other ING-NA sponsored retirement plans.

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for the medical plan is 8.5% graded to 5.5% over 6 years. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2001 by $446,429. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2001 by $(387,237).

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.50% at December 31, 2001 and 7.75% at December 31, 2000.

8. Employee Benefit Plans (continued)

401(k) Plan

Effective January 1, 2000, the Security Life of Denver Insurance Company Savings Incentive Plan was merged into the ING Savings Plan (Savings Plan), a defined contribution plan sponsored by ING America. The Savings Plan is a defined contribution plan, which is available to substantially all home office employees. Participants may make contributions to the plan through salary reductions up to a maximum of $10,500 for 2001, 2000, and 1999. Such contributions are not currently taxable to the participants. The Company matches 100% of the first 3% of participant contributions, plus 50% of contributions which exceed 3% of participants' compensation, subject to a maximum matching percentage of 4-1/2% of the individual's salary. Company matching contributions were $1,362,000, $1,552,000 and $1,423,000 for 2001, 2000 and 1999, respectively.

Plan assets of the Savings Plan at December 31, 2001 are invested in a group deposit administration contract (the Contract) with the Company, various mutual funds maintained by the Riggs Bank, and loans to participants. The Contract is an employee benefit liability of the Company and had a balance of $28,500,000 and $28,000,000 at December 31, 2001 and 2000, respectively.

9. Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

Premiums, deposits, and other considerations received for the years ended December 31, 2001, 2000 and 1999 were $239,490,000, $256,712,000 and $153,671,000, respectively.

Financial
Statements

9. Separate Accounts (continued)

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	2001	2000	1999
	(In Thousands)		
Transfers as reported in the summary of operations of the Separate Accounts Statement:			
Transfers to separate accounts	$299,309	$317,529	$161,205
Transfers from separate accounts	118,766	61,187	82,218
Net transfers to separate accounts	180,543	256,342	78,987
Reconciling adjustments:			
Miscellaneous transfers	(639)	196	1
Transfers as reported in the Statement of Operations	$180,415	$256,538	$ 78,988

9. Separate Accounts (continued)

| | December 31 | |
	2001	2000
Reserves for separate accounts by withdrawal characteristics:		
Subject to discretionary withdrawal:		
With market value adjustment	$ –	$ –
At book value without market value adjustment less current surrender charge of 5% or more	373,943,697	292,133,836
At market value	–	–
At book value without market value adjustment less current surrender charge of less than 5%	469,222,786	461,679,367
Subtotal	843,166,483	753,813,203
Not subject to discretionary withdrawal	29,517	38,923
Total aggregate reserves for separate accounts	$843,196,000	$753,852,126

10. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. As of December 31, 2001, the Company's retention limit for acceptance of risk on life insurance policies had been set at various levels up to $5,000,000.

To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $713,221,000, $612,585,000 and $520,490,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

10. Reinsurance (continued)

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	2001	2000	1999
	(In Thousands)		
Premiums	$1,839,618	$ 859,405	$1,701,959
Benefits paid or provided	240,909	247,622	216,778
Policy and contract liabilities at year end	3,179,438	2,647,258	3,890,702

During 2001, 2000 and 1999, the Company had ceded blocks of insurance under reinsurance treaties to provide funds for financing and other purposes. These reinsurance transactions, generally known as "financial reinsurance," represent financing arrangements. Financial reinsurance has the effect of increasing current statutory surplus while reducing future statutory surplus as the reinsurers recapture amounts.

11. Federal Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return with its parent, ING America Insurance Holdings, Inc., a Delaware Corporation, and other US affiliates and subsidiaries. The method of tax allocation is governed by a written tax sharing agreement. The tax sharing agreement provides that each member of the consolidated return shall reimburse ING America Insurance Holdings, Inc. for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

Notes to Financial Statements - Statutory Basis (continued)

11. Federal Income Taxes (continued)

The components of the net admitted deferred tax asset are as follows:

	December 31, 2001	January 1, 2001	Change
	(In Thousands)		
Gross deferred tax asset	$ 253,283	$ 229,891	$ 23,392
Gross deferred tax liabilities	25,655	15,586	10,069
Net deferred taxes and change for year	227,628	214,305	13,323
Nonadmitted deferred tax assets and change for the year	(183,860)	(163,040)	(20,820)
Net admitted deferred tax asset and change for the year	$ 43,768	$ 51,265	$ (7,497)

11. Federal Income Taxes (continued)

For 2001, the Company's federal income tax expense and change in deferred taxes differs from the amount obtained by applying the federal statutory rate of 35% to income (including capital losses) before taxes for the following reasons:

	Year ended December 31, 2001
	(In Thousands)
Expected federal income tax expense at statutory rate of 35%	$42,494
Deferred acquisition costs	15,948
Insurance reserves	(10,323)
Due and deferred premiums	(12,573)
Investments	8,404
Compensation	3,920
Other	3,608
Prior year true-up to return	11,585
Federal income taxes expense	63,063
Change in deferred taxes	(13,323)
Total statutory federal income taxes	$49,740

For 2000 and 1999, income before federal income taxes differs from taxable income principally due to dividends-received tax deductions, and differences in reserves for policy and contract liabilities for tax and statutory basis financial reporting purposes.

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $47,182,110, $11,323,001 and $14,442,300 from 2001, 2000 and 1999, respectively.

Prior to 1984, the Company was allowed certain special deductions for federal income tax reporting purposes that were required to be accumulated in a "policyholders' surplus account" (PSA). In the event those amounts are distributed to shareholders, or the balance of the account exceeds certain limitations prescribed by the Internal Revenue Code, the excess amounts would be subject to income tax at current rates. Income taxes also would be payable at current rates if the Company ceases to qualify as a life insurance company

11. Federal Income Taxes (continued)

for tax reporting purposes, or if the income tax deferral status of the PSA is modified by future tax legislation. Management does not intend to take any actions nor does management expect any events to occur that would cause income taxes to become payable on the PSA balance. Accordingly, the Company has not accrued income taxes on the PSA balance of $60,490,000 at December 31, 2001. However, if such taxes were assessed, the amount of the taxes payable would be $21,172,000. No deferred tax liabilities are recognized related to the PSA.

12. Investment in and Advances to Subsidiaries

The Company has two wholly owned insurance subsidiaries, Midwestern United Life Insurance Company (Midwestern United) and First ING Life Insurance Company of New York (First ING). The Company also has three wholly owned noninsurance subsidiaries, First Secured Mortgage Deposit Corporation, Tailored Investments Notes Trust, and ING America Equities, Inc.

ING America Equities, Inc. is a wholesale broker/dealer whose business activities consist only of the distribution of variable life and annuity contracts. ING America Equities, Inc. does not hold customer funds or securities.

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

	December 31	
	2001	2000
	(In Thousands)	
Common stock (cost-$61,318 in 2001 and 2000)	**$84,348**	$85,324
(Payable) receivable from subsidiaries	–	(2,476)

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

12. Investment in and Advances to Subsidiaries (continued)

Summarized financial information for these subsidiaries is as follows:

	2001	**2000**	**1999**
	(In Thousands)		
Revenues	**$ 96,208**	$ 97,086	$ 89,507
Income before net realized gains on investments	**6,833**	9,783	7,884
Net (loss) income	**(2,031)**	9,571	6,301
Admitted assets	**293,080**	298,260	296,265
Liabilities	**208,732**	212,936	219,139

Midwestern United paid a common stock dividend to the Company of $1,210,000 in 2001. No such dividends were paid in 2000.

On May 3, 2001, the Company entered into a stock purchase agreement with Security Mutual Life Insurance Company of New York, Ohio National Financial Services, Inc., and SMON Holdings, Inc. to sell First ING Life Insurance Company of New York to SMON Holdings, Inc. After having received regulatory approval for the sale on January 3, 2002, the transaction was closed on January 4, 2002. As a result of the sale, First ING Life Insurance Company of New York changed its name to National Security Life and Annuity Company effective January 4, 2002.

13. Capital and Surplus

Under Colorado insurance regulations, the Company is required to maintain a minimum total capital and surplus of $1,500,000. Additionally, the amount of dividends which can be paid by the Company to its stockholder without prior approval of the Colorado Division of Insurance is limited to the greater of 10% of statutory surplus or the statutory net gain from operations.

The Company has two surplus notes to a related party for $65,032,000 and $100,000,000 which represent the cumulative cash draws on two $100,000,000 commitments issued by ING America through December 31, 2001, less principal payments. In 2001, the surplus notes were assigned by the issuer to an affiliated holding Company, Lion Connecticut Holdings, Inc., and were amended and restated. The amended and restated surplus notes have the following repayment conditions.

13. Capital and Surplus (continued)

These subordinated notes bear interest at a variable rate equal to the prevailing rate for 10-year U.S. Treasury bonds plus 1/4% adjusted annually. The principal sum plus accrued interest shall be repaid in five annual installments beginning April 15, 2017 and continuing through April 15, 2021 (Repayment Period). The repayment amount shall be determined and adjusted annually on the last day of December, commencing December 31, 2016, and shall be an amount calculated to amortize any unpaid principal plus accrued interest over the years remaining in the Repayment Period. In the event that the Commissioner of Insurance of the State of Colorado does not grant approval for repayment, then any unpaid annual installment shall be considered unpaid principal plus accrued interest for purposes of calculating subsequent annual installments. Repayment of principal and payment of interest shall be subordinated to the prior payment of, or provision for, all liabilities of the Company, but shall rank superior to the claim, interest and equity of the shares of shareholders of the Company. Such subordination shall be equally applicable in the case of any merger, consolidations, liquidation, rehabilitations, reorganization, dissolution, sale or other disposal of all, or substantially all, of the Company's assets, including the assumption, whether by reinsurance or otherwise, of the major portion of the Company's in force business pursuant to the reinsurance agreement or agreements approved by the Commissioner of Insurance of the State of Colorado.

The repayment of these notes are payable only out of surplus funds of the Company and only at such time as the surplus of the Company, after payment is made, does not fall below the prescribed level. In July 2001, the Company made payments of $19,227,000 and $6,614,000 for principal and interest, respectively, after receiving approval from the Commissioner of Insurance of the State of Colorado.

14. Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

14. Fair Values of Financial Instruments (continued)

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

| | December 31 | | | |
| | 2001 | | 2000 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$7,275,493	$7,334,915	$4,573,658	$4,567,521
Preferred stocks	18,863	19,156	13,524	13,527
Unaffiliated common stocks	38,083	38,083	15,483	15,483
Mortgage loans	2,208,583	2,284,192	1,672,169	1,705,801
Policy loans	1,124,108	1,124,108	992,911	992,911
Residual collateralized mortgage obligations	–	–	30,846	13,141
Derivative securities	1,712	152	2,782	14,137
Short-term investments	321,381	321,381	114,848	114,848
Cash	66,159	66,159	88,816	88,816
Indebtedness from related parties	21,528	21,528	69,338	69,338
Separate account assets	903,086	903,086	799,966	799,966
Receivable for securities	4,301	4,301	5,084	5,084
Liabilities:				
Individual and group annuities	133,039	139,890	203,489	142,743
Guaranteed investment contracts	–	–	1,578,057	1,575,822
Deposit type contract	3,790,181	3,714,330	–	–
Policyholder funds	56,820	56,820	71,669	71,669
Policyholder dividends	10,033	10,033	11,503	11,503
Indebtedness to related parties	5,441	5,441	8,016	8,016
Separate account liabilities	903,086	903,086	799,966	799,966
Payable for securities	175,048	175,048	3,162	3,162

14. Fair Values of Financial Instruments (continued)

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Fixed maturities and equity securities: The fair values for bonds, preferred stocks and common stocks, reported herein, are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 5% and 21% over the total portfolio. Fair values determined on this basis can differ from values published by the NAIC Securities Valuation Office. Market value as determined by the NAIC as of December 31, 2001 and 2000 is $7,457,970,000 and $4,675,995,000, respectively.

Mortgage loans: Estimated market values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads implied by independent published surveys. The same is applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Residual collateralized mortgage obligations: Residual collateralized mortgage obligations are included in the other invested assets balance. Fair values are calculated using discounted cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 5% and 25% over the total portfolio.

Financial Statements

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

14. Fair Values of Financial Instruments (continued)

Derivative financial instruments: Fair values for on-balance-sheet derivative financial instruments (caps, options and floors) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

Guaranteed investment contracts: The fair values of the Company's guaranteed investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Off-balance-sheet instruments: The Company accepted additional deposits on existing synthetic guaranteed investment contracts in the amounts of $709,000,000, $0, and $70,000,000 in 2001, 2000 and 1999, respectively, from trustees of 401(k) plans. Pursuant to the terms of these contracts, the trustees own and retain the assets related to these contracts. Such assets had a value of $1,077,456,000 and $406,896,000 at December 31, 2001 and 2000, respectively. Under synthetic guaranteed investment contracts, the synthetic issuer may assume interest rate risk on individual plan participant initiated withdrawals from stable value options of 401(k) plans. Approximately 100% of the synthetic guaranteed investment contract book values are on a participating basis and have a credited interest rate reset mechanism which passes such interest rate risk to plan participants.

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

15. Commitments and Contingencies

The Company is a party to pending or threatened lawsuits arising from the normal conduct of its business. Due to the climate in insurance and business litigation, suits against the Company sometimes include substantial additional claims, consequential damages, punitive damages and other similar types of relief. While it is not possible to forecast the outcome of such litigation, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's financial position or interfere with its operations.

The Company guarantees the obligations incurred by its wholly owned subsidiary, Midwestern United, with respect to all life insurance policies in force in 2001, 2000 and 1999. In the event Midwestern United is unable to fulfill its obligations under these policies, the Company would be required to assume the policy obligations. The statutory reserve liabilities for the guaranteed policies totaled $194,071,000 and $201,306,000 as of December 31, 2001 and 2000, respectively.

The Company has agreed to guarantee a revolving line of credit issued to Pen-Cal Administrators, Inc., a California producer group, and represented by the credit agreement dated January 1, 2000 between Bank One and Pen-Cal Administrators, Inc., in the principal amount of $2,500,000.

The Company is a member of the Federal Home Loan Bank of Topeka (FHLB). As a member of FHLB, the Company has issued non-putable funding agreements to FHLB. Assets with a book value of $808,634,000 at December 31, 2001 collateralize these agreements. The reserves on these agreements were $710,191,000 at December 31, 2001. The difference of $98,442,000 was secured by a letter of credit. The letter of credit is for the benefit of the Company in the amount of $100,000,000.

16. Financing Agreements

The Company has a line of credit of $100,000,000 to provide short-term liquidity which expires July 31, 2002. The amount of funds available under this line is reduced by borrowings of certain affiliates also party to the agreement. Interest on all loans is based on the cost of funds by the lender plus .23%. The Company has no outstanding borrowings under this agreement at December 31, 2001.

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

16. Financing Agreements (continued)

The Company is the beneficiary of letters of credit totaling $363,334,000 that were established in accordance with the terms of reinsurance agreements. The terms of the letters of credit provide for automatic renewal for the following year at December 31, unless otherwise canceled or terminated by either party to the financing. The letters were unused during both 2001 and 2000. The Company is also the beneficiary of a letter of credit issued by its parent ING America Insurance Holding, Inc., totaling $100,000,000.

17. Related Party Transactions

Affiliates

The Company has a $241,000,000 line of credit issued by the Company's parent to provide short-term liquidity. Interest on the loans are indexed to the A1+/P1 commercial paper rates. The average borrowing by the Company in 2001 and 2000 was $29,363,000 and $17,453,000, respectively, with an average borrowing rate of 4.25% and 6.29%, respectively.

The Company provides administrative, investment and other operating services to affiliates. Amounts received for these services were $15,798,000, $13,053,000 and $2,606,000 for 2001, 2000 and 1999, respectively.

The Company also has an Investment Advisory Agreement with an affiliate whereby it receives investment and portfolio management services for a fee. Total fees under the agreement were approximately $20,992,000, $9,885,000 and $11,373,000 for 2001, 2000 and 1999, respectively.

Subsidiaries

The Company provides administrative, investment and other operating services to certain of its subsidiaries pursuant to contractual arrangements. Amounts received for these services were $3,506,000, $3,561,000 and $4,057,000 for 2001, 2000 and 1999, respectively.

18. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state. The Company has estimated this liability to be $2,305,000 as of December 31, 2001 and 2000 and has recorded a reserve. The Company has also recorded an asset of $3,805,000 and $5,045,000 as of December 31, 2001 and 2000, respectively, for future credits to premium taxes for assessments already paid. Payments received for guaranty fund assessments in 2001 and 2000 were $415,000 and $267,000, respectively.

19. Regulatory Risk-Based Capital

The NAIC prescribes risk-based capital (RBC) requirements for life/health insurance companies. RBC is a series of dynamic surplus-related formulas for monitoring solvency. At December 31, 2001, the Company exceeded all minimum RBC requirements.

Financial Statements

SECURITY LIFE SEPARATE ACCOUNT L1 OF
SECURITY LIFE OF DENVER INSURANCE COMPANY
Financial Statements
Years ended December 31, 2001, 2000 and 1999

Security Life Separate Account L1

Financial Statements

Years ended December 31, 2001, 2000 and 1999

Contents

Financial
Statements

Report of Independent Auditors

Policyholders
Security Life Separate Account L1 of
 Security Life of Denver Insurance Company

We have audited the accompanying statements of assets and liabilities of Security Life Separate Account L1 of Security Life of Denver Insurance Company, comprising, respectively, the Neuberger Berman Advisers Management Trust (comprising the Limited Maturity Bond, Growth and Partners Divisions) ("NB"), the Alger American Fund (comprising the American Small Capitalization, American MidCap Growth, American Growth and American Leveraged AllCap Divisions) ("Alger"), the Fidelity Variable Insurance Products Fund and Variable Insurance Products Fund II (comprising the Asset Manager, Asset Manager SC, Growth, Growth SC, Overseas, Overseas SC, Money Market and Index 500 Divisions) ("Fidelity"), the INVESCO Variable Investment Funds, Inc. (comprising the Total Return, Equity Income, High Yield, Utilities and Small Company Growth Divisions) ("INVESCO"), the Van Eck Worldwide Trust (comprising the Worldwide Hard Assets, Worldwide Bond, Worldwide Emerging Markets and Worldwide Real Estate Divisions) ("Van Eck"), AIM Advisors, Inc. (comprising the Capital Appreciation and Government Securities Divisions) ("AIM"), Directed Services, Inc. (comprising the Equity Income, Growth, Hard Asset, Limited Maturity Bond, Liquid Asset, MidCap Growth, Research, Total Return and Fully Managed Divisions) ("GCG"), the Janus Aspen Series Funds (comprising the Growth, Aggressive Growth, Worldwide Growth and International Growth Divisions) ("Janus"), the M Funds (comprising the Brandes, Clifton, Frontier and Turner Divisions) ("M Funds"), the ING Pilgrim Funds (comprising the Growth Opportunities, MagnaCap, Mid-Cap Opportunities and Small Cap Opportunities Divisions) ("Pilgrim"), and Putnam Investment Management (comprising the New Opportunities, Voyager, Growth and Income and Small Cap Value Divisions) ("Putnam"), as of December 31, 2001, and the related statements of operations and changes in net assets for each of the three years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2001, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the divisions constituting the Security Life Separate Account L1 as of December 31, 2001, and the results of their operations and changes in their net assets for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States.

March 29, 2002

Security Life Separate Account L1

Statement of Assets and Liabilities

December 31, 2001

	NB		
	Limited Maturity Bond	**Growth**	**Partners**
Assets			
Investments in mutual funds at fair value *(Note 4)*	$22,952,076	$12,972,374	$32,085,039
Total assets	22,952,076	12,972,374	32,085,039
Liabilities			
Due to (from) Security Life of Denver	(23,293)	(47,885)	(105,864)
Total liabilities	(23,293)	(47,885)	(105,864)
Net assets	$22,975,369	$13,020,259	$32,190,903
Policyholder reserves			
Reserves attributable to the policyholders *(Note 2)*	$22,975,369	$13,020,259	$32,190,903
Total policyholder reserves	$22,975,369	$13,020,259	$32,190,903
Number of divisional units outstanding *(Note 8)*:			
Class A	1,563,241.423	705,598.464	1,363,030.770
Class B	39,537.080	10,739.687	20,100.728
Value per divisional unit:			
Class A	$14.43	$18.32	$23.47
Class B	$10.58	$ 8.50	$ 9.69
Number of shares owned	1,703,940.308	1,126,074.174	2,124,836.998

See accompanying notes.

Security Life Separate Account L1

Statement of Assets and Liabilities (continued)

December 31, 2001

| | Alger | | | |
	American Small Capitalization	American MidCap Growth	American Growth	American Leveraged AllCap
Assets				
Investments in mutual funds at fair value *(Note 4)*	$19,989,267	$42,463,219	$48,841,037	$23,192,966
Total assets	19,989,267	42,463,219	48,841,037	23,192,966
Liabilities				
Due to (from) Security Life of Denver	61,122	(99,578)	88,747	(82,539)
Total liabilities	61,122	(99,578)	88,747	(82,539)
Net assets	$19,928,145	$42,562,797	$48,752,290	$23,275,505
Policyholder reserves				
Reserves attributable to the policyholders *(Note 2)*	$19,928,145	$42,562,797	$48,752,290	$23,275,505
Total policyholder reserves	$19,928,145	$42,562,797	$48,752,290	$23,275,505
Number of divisional units outstanding *(Note 8)*:				
Class A	1,466,793.746	1,383,374.977	1,975,719.831	683,287.979
Class B	69,967.617	61,462.688	77,595.637	13,007.449
Value per divisional unit:				
Class A	$13.26	$30.21	$24.32	$33.88
Class B	$ 6.80	$12.57	$ 8.98	$ 9.45
Number of shares owned	1,207,810.671	2,403,125.005	1,328,284.934	735,117.770

See accompanying notes.

Security Life Separate Account L1

Statement of Assets and Liabilities (continued)

December 31, 2001

					Fidelity			
	Asset Manager	**Asset Manager SC**	**Growth**	**Growth SC**	**Overseas**	**Overseas SC**	**Money Market**	**Index 500**
Assets								
Investments in mutual funds at fair value *(Note 4)*	$19,960,342	$314,050	$59,945,720	$209,485	$34,907,789	$150,870	$95,075,229	$200,292,726
Total assets	19,960,342	314,050	59,945,720	209,485	34,907,789	150,870	95,075,229	200,292,726
Liabilities								
Due to (from) Security Life of Denver	118,014	–	194,610	–	(157,507)	–	241,953	(111,320)
Total liabilities	118,014	–	194,610	–	(157,507)	–	241,953	(111,320)
Net assets	$19,842,328	$314,050	$59,751,110	$209,485	$35,065,296	$150,870	$94,833,276	$200,404,046
Policyholder reserves								
Reserves attributable to the policyholders *(Note 2)*	$19,842,328	$314,050	$59,751,110	$209,485	$35,065,296	$150,870	$94,833,276	$200,404,046
Total policyholder reserves	$19,842,328	$314,050	$59,751,110	$209,485	$35,065,296	$150,870	$94,833,276	$200,404,046
Number of divisional units outstanding *(Note 8)*:								
Class A	1,169,409.479	–	2,364,197.375	–	2,641,985.743	–	6,921,270.660	7,473,642.160
Class B	–	31,709.841	79,531.899	24,401.921	132,813.006	19,780.950	–	1,380,613.887
Value per divisional unit:								
Class A	$16.97	–	$24.97	–	$12.86	–	$13.70	$25.18
Class B	–	$9.90	$ 8.93	$8.58	$ 8.18	$7.63	–	$ 8.85
Number of shares owned	1,375,626.568	21,793.891	1,783,567.987	6,257.024	2,514,970.369	10,908.914	95,075,229.110	1,539,884.108

See accompanying notes.

Financial Statements

Security Life Separate Account L1

Statement of Assets and Liabilities (continued)

December 31, 2001

	INVESCO				
	Total Return	**Equity Income**	**High Yield**	**Utilities**	**Small Company Growth**
Assets					
Investments in mutual funds at fair value *(Note 4)*	$15,234,156	$29,132,555	$10,635,767	$7,922,856	$14,717,749
Total assets	15,234,156	29,132,555	10,635,767	7,922,856	14,717,749
Liabilities					
Due to (from) Security Life of Denver	(13,157)	30,878	(71,742)	(4,962)	(143,697)
Total liabilities	(13,157)	30,878	(71,742)	(4,962)	(143,697)
Net assets	$15,247,313	$29,101,677	$10,707,509	$7,927,818	$14,861,446
Policyholder reserves					
Reserves attributable to the policyholders *(Note 2)*	$15,247,313	$29,101,677	$10,707,509	$7,927,818	$14,861,446
Total policyholder reserves	$15,247,313	$29,101,677	$10,707,509	$7,927,818	$14,861,446
Number of divisional units outstanding *(Note 8)*:					
Class A	924,011.935	1,151,183.215	799,888.932	509,732.849	1,003,430.592
Class B	10,209.578	87,235.776	32,038.470	15,767.536	29,425.399
Value per divisional unit:					
Class A	$16.39	$24.54	$13.08	$15.33	$14.49
Class B	$ 9.97	$ 9.82	$ 7.72	$ 7.05	$10.77
Number of shares owned	1,195,773.570	1,567,952.393	1,392,116.157	562,702.882	999,847.067

See accompanying notes.

Security Life Separate Account L1

Statement of Assets and Liabilities (continued)

December 31, 2001

	Van Eck			
	Worldwide Hard Assets	**Worldwide Bond**	**Worldwide Emerging Markets**	**Worldwide Real Estate**
Assets				
Investments in mutual funds at fair value *(Note 4)*	$1,727,476	$1,225,301	$4,518,221	$2,826,133
Total assets	1,727,476	1,225,301	4,518,221	2,826,133
Liabilities				
Due to (from) Security Life of Denver	10	(5)	2,599	(1)
Total liabilities	10	(5)	2,599	(1)
Net assets	$1,727,466	$1,225,306	$4,515,622	$2,826,134
Policyholder reserves				
Reserves attributable to the policyholders *(Note 2)*	$1,727,466	$1,225,306	$4,515,622	$2,826,134
Total policyholder reserves	$1,727,466	$1,225,306	$4,515,622	$2,826,134
Number of divisional units outstanding *(Note 8)*:				
Class A	180,562.259	126,396.770	551,889.362	268,497.720
Class B	33.337	1,095.329	36,144.511	2,412.726
Value per divisional unit:				
Class A	$9.57	$9.61	$7.65	$10.42
Class B	$8.91	$9.52	$8.12	$11.55
Number of shares owned	161,597.368	130,074.380	555,064.039	259,993.819

See accompanying notes.

Security Life Separate Account L1

Statement of Assets and Liabilities (continued)

December 31, 2001

	AIM	
	Capital Appreciation	**Government Securities**
Assets		
Investments in mutual funds at		
fair value *(Note 4)*	$12,811,977	$25,706,520
Total assets	12,811,977	25,706,520
Liabilities		
Due to (from) Security Life of Denver	(19,484)	41,293
Total liabilities	(19,484)	41,293
Net assets	$12,831,461	$25,665,227
Policyholder reserves		
Reserves attributable to the		
policyholders *(Note 2)*	$12,831,461	$25,665,227
Total policyholder reserves	$12,831,461	$25,665,227
Number of divisional units outstanding *(Note 8)*:		
Class A	1,089,855.994	2,121,716.258
Class B	83,909.812	34,600.989
Value per divisional unit:		
Class A	$11.06	$11.90
Class B	$ 9.30	$11.81
Number of shares owned	589,870.036	2,229,533.397

See accompanying notes.

Security Life Separate Account L1

Statement of Assets and Liabilities (continued)

December 31, 2001

					GCG				
	Equity Income	**Growth**	**Hard Assets**	**Limited Maturity Bond**	**Liquid Asset**	**MidCap Growth**	**Research**	**Total Return**	**Fully Managed**
Assets									
Investments in mutual funds at fair value *(Note 4)*	$6,451	$3,688	–	$54,670,548	$7,832,059	$465,470	$3,197	$53,206	$3,909,123
Total assets	6,451	3,688	–	54,670,548	7,832,059	465,470	3,197	53,206	3,909,123
Liabilities									
Due to (from) Security Life of Denver	–	–	–	–	–	–	–	–	–
Total liabilities	–	–	–	–	–	–	–	–	–
Net assets	$6,451	$3,688	–	$54,670,548	$7,832,059	$465,470	$3,197	$53,206	$3,909,123
Policyholder reserves									
Reserves attributable to the policyholders *(Note 2)*	$6,451	$3,688	–	$54,670,548	$7,832,059	$465,470	$3,197	$53,206	$3,909,123
Total policyholder reserves	$6,451	$3,688	–	$54,670,548	$7,832,059	$465,470	$3,197	$53,206	$3,909,123
Number of divisional units outstanding *(Note 8)*:									
Class A	–	–	–	–	–	43,228.093	–	–	355,521.872
Class B	599.540	444.729	–	4,610,394.902	696,490.126	3,611.049	364.292	4,565.988	13,042.811
Value per divisional unit:									
Class A	–	–	–	–	–	$ 9.68	–	–	$10.60
Class B	$10.76	$8.29	–	$11.86	$11.25	$13.04	$8.78	$11.65	$10.66
Number of shares owned	565.417	267.270	–	4,961,029.795	7,832,058.590	32,825.812	199.783	3,329.560	223,378.490

See accompanying notes.

Security Life Separate Account L1

Statement of Assets and Liabilities (continued)

December 31, 2001

	Growth	Aggressive Growth	Worldwide Growth	International Growth
		Janus		
Assets				
Investments in mutual funds at fair value *(Note 4)*	$3,099,080	$1,857,717	$3,234,547	$5,153,721
Total assets	3,099,080	1,857,717	3,234,547	5,153,721
Liabilities				
Due to (from) Security Life of Denver	(2)	–	(2)	13,395
Total liabilities	(2)	–	(2)	13,395
Net assets	$3,099,082	$1,857,717	$3,234,549	$5,140,326
Policyholder reserves				
Reserves attributable to the policyholders *(Note 2)*	$3,099,082	$1,857,717	$3,234,549	$5,140,326
Total policyholder reserves	$3,099,082	$1,857,717	$3,234,549	$5,140,326
Number of divisional units outstanding *(Note 8)*:				
Class A	464,858.877	414,348.816	443,501.334	742,421.160
Class B	36,725.219	37,258.111	40,602.765	37,343.822
Value per divisional unit:				
Class A	$6.17	$4.11	$6.68	$6.59
Class B	$6.23	$4.15	$6.74	$6.67
Number of shares owned	156,836.026	85,490.853	113,972.774	221,189.757

See accompanying notes.

Security Life Separate Account L1

Statement of Assets and Liabilities (continued)

December 31, 2001

| | M Funds | | | |
	Brandes	Clifton	Frontier	Turner
Assets				
Investments in mutual funds at fair value *(Note 4)*	$1,895,218	$1,194,435	$1,726,955	$295,829
Total assets	1,895,218	1,194,435	1,726,955	295,829
Liabilities				
Due to (from) Security Life of Denver	–	–	–	–
Total liabilities	–	–	–	–
Net assets	$1,895,218	$1,194,435	$1,726,955	$295,829
Policyholder reserves				
Reserves attributable to the policyholders *(Note 2)*	$1,895,218	$1,194,435	$1,726,955	$295,829
Total policyholder reserves	$1,895,218	$1,194,435	$1,726,955	$295,829
Number of divisional units outstanding *(Note 8)*:				
Class A	199,081.408	120,205.971	163,708.339	31,036.713
Class B	776.953	48.487	550.547	122.120
Value per divisional unit:				
Class A	$9.48	$9.93	$10.51	$9.49
Class B	$9.54	$9.98	$10.57	$9.55
Number of shares owned	153,210.831	88,085.209	102,005.638	22,076.812

See accompanying notes.

Corporate Benefits   127

Security Life Separate Account L1

Statement of Assets and Liabilities (continued)

December 31, 2001

	Pilgrim			
	Growth Opportunities	**MagnaCap**	**Mid-Cap Opportunities**	**Small Cap Opportunities**
Assets				
Investments in mutual funds at fair value *(Note 4)*	$146,625	$201,750	$294,443	$729,667
Total assets	146,625	201,750	294,443	729,667
Liabilities				
Due to (from) Security Life of Denver	–	–	–	–
Total liabilities	–	–	–	–
Net assets	$146,625	$201,750	$294,443	$729,667
Policyholder reserves				
Reserves attributable to the policyholders *(Note 2)*	$146,625	$201,750	$294,443	$729,667
Total policyholder reserves	$146,625	$201,750	$294,443	$729,667
Number of divisional units outstanding *(Note 8)*:				
Class A	16,883.560	18,106.005	29,585.862	64,009.201
Class B	95.454	2,550.666	2,485.429	11,257.814
Value per divisional unit:				
Class A	$8.64	$9.76	$9.18	$9.69
Class B	$8.68	$9.80	$9.18	$9.74
Number of shares owned	26,756.293	22,592.404	48,507.906	38,647.615

See accompanying notes.

Security Life Separate Account L1

Statement of Assets and Liabilities (continued)

December 31, 2001

	Putnam			
	New Opportunities	Voyager	Growth and Income	Small Cap Value
Assets				
Investments in mutual funds at fair value *(Note 4)*	$397,431	$852,482	$3,382,696	$6,203,409
Total assets	397,431	852,482	3,382,696	6,203,409
Liabilities				
Due to (from) Security Life of Denver	–	–	–	12,233
Total liabilities	–	–	–	12,233
Net assets	$397,431	$852,482	$3,382,696	$6,191,176
Policyholder reserves				
Reserves attributable to the policyholders *(Note 2)*	$397,431	$852,482	$3,382,696	$6,191,176
Total policyholder reserves	$397,431	$852,482	$3,382,696	$6,191,176
Number of divisional units outstanding *(Note 8)*:				
Class A	38,647.184	86,011.211	330,355.679	524,956.967
Class B	2,912.492	3,574.942	13,681.079	10,045.267
Value per divisional unit:				
Class A	$9.56	$9.51	$9.83	$11.57
Class B	$9.61	$9.57	$9.89	$11.66
Number of shares owned	24,013.937	29,848.812	144,312.963	412,735.145

See accompanying notes.

Security Life Separate Account L1

Statement of Operations

Year ended December 31, 2001

	NB		
	Limited Maturity Bond	**Growth**	**Partners**
Investment income			
Dividends from mutual funds	$ 953,448	$ 6,951,959	$1,186,558
Less valuation period deductions *(Note 2)*	132,697	105,031	216,387
Net investment income (loss)	820,751	6,846,928	970,171
Realized and unrealized gains (losses) on investments			
Net realized gains (losses) on investments	(87,864)	(11,434,496)	(2,225,180)
Net unrealized gains (losses) on investments	569,231	(1,174,669)	527,179
Net realized and unrealized gains (losses) on investments	481,367	(12,609,165)	(1,698,001)
Net increase (decrease) in net assets resulting from operations	$1,302,118	$(5,762,237)	$ (727,830)

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2001

	Alger			
	American Small Capitalization	American MidCap Growth	American Growth	American Leveraged AllCap
Investment income				
Dividends from mutual funds	$ 11,078	$16,595,646	$ 6,375,756	$ 844,791
Less valuation period deductions *(Note 2)*	158,574	267,520	368,683	170,805
Net investment income (loss)	(147,496)	16,328,126	6,007,073	673,986
Realized and unrealized gains (losses) on investments				
Net realized gains (losses) on investments	(4,309,122)	(18,083,166)	(2,236,799)	(11,574,279)
Net unrealized gains (losses) on investments	(3,834,697)	(871,507)	(10,755,118)	6,004,341
Net realized and unrealized gains (losses) on investments	(8,143,819)	(18,954,673)	(12,991,917)	(5,569,938)
Net increase (decrease) in net assets resulting from operations	$(8,291,315)	$(2,626,547)	$(6,984,844)	$(4,895,952)

See accompanying notes.

Financial Statements

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2001

				Fidelity				
	Asset Manager	**Asset Manager SC**	**Growth**	**Growth SC**	**Overseas**	**Overseas SC**	**Money Market**	**Index 500**
Investment income								
Dividends from mutual funds	$ 903,965	$ –	$ 4,536,923	$ –	$ 5,340,174	$ –	$3,159,167	$ 1,936,486
Less valuation period deductions *(Note 2)*	142,387	–	459,921	–	279,119	–	615,031	1,315,473
Net investment income (loss)	761,578	–	4,077,002	–	5,061,055	–	2,544,136	621,013
Realized and unrealized gains (losses) on investments								
Net realized gains (losses) on investments	(1,814,082)	(732)	(15,379,391)	(11,229)	(14,704,916)	(1,125)	–	2,221,426
Net unrealized gains (losses) on investments	349,904	7,820	(1,622,287)	11,404	(583,408)	(8,761)	–	(26,837,194)
Net realized and unrealized gains (losses) on investments	(1,464,178)	7,088	(17,001,678)	175	(15,288,324)	(9,886)	–	(24,615,768)
Net increase (decrease) in net assets resulting from operations	$ (702,600)	$7,088	$(12,924,676)	$ 175	$(10,227,269)	$(9,886)	$2,544,136	$(23,994,755)

See accompanying notes.

Statement of Operations (continued)

Year ended December 31, 2001

	INVESCO				
	Total Return	**Equity Income**	**High Yield**	**Utilities**	**Small Company Growth**
Investment income					
Dividends from mutual funds	$ 321,870	$ 413,519	$ 1,126,915	$ 85,369	$ –
Less valuation period deductions *(Note 2)*	94,009	191,542	77,489	62,847	91,669
Net investment income (loss)	227,861	221,977	1,049,426	22,522	(91,669)
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	(658,064)	85,514	(619,401)	(308,679)	(2,076,897)
Net unrealized gains (losses) on investments	215,214	(2,794,783)	(2,082,139)	(3,121,553)	(369,834)
Net realized and unrealized gains (losses) on investments	(442,850)	(2,709,269)	(2,701,540)	(3,430,232)	(2,446,731)
Net increase (decrease) in net assets resulting from operations	$(214,989)	$(2,487,292)	$(1,652,114)	$(3,407,710)	$(2,538,400)

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2001

	Van Eck			
	Worldwide Hard Assets	Worldwide Bond	Worldwide Emerging Markets	Worldwide Real Estate
Investment income				
Dividends from mutual funds	$ 25,272	$ 44,322	$ –	$38,335
Less valuation period deductions *(Note 2)*	16,631	8,518	29,985	14,502
Net investment income (loss)	8,641	35,804	(29,985)	23,833
Realized and unrealized gains (losses) on investments				
Net realized gains (losses) on investments	126,168	(52,880)	(1,122,394)	72,084
Net unrealized gains (losses) on investments	(392,863)	(66,978)	1,077,161	1,756
Net realized and unrealized gains (losses) on investments	(266,695)	(119,858)	(45,233)	73,840
Net increase (decrease) in net assets resulting from operations	$(258,054)	$(84,054)	$ (75,218)	$97,673

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2001

| | AIM | |
	Capital Appreciation	Government Securities
Investment income		
Dividends from mutual funds	$ 1,015,515	$ 715,050
Less valuation period deductions *(Note 2)*	77,610	141,794
Net investment income (loss)	937,905	573,256
Realized and unrealized gains (losses) on investments		
Net realized gains (losses) on investments	(2,979,016)	2,676,383
Net unrealized gains (losses) on investments	(3,129,679)	231,049
Net realized and unrealized gains (losses) on investments	(6,108,695)	2,907,432
Net increase (decrease) in net assets resulting from operations	$(5,170,790)	$3,480,688

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2001

	Equity Income	Growth	Hard Assets	Limited Maturity Bond	Liquid Asset	MidCap Growth	Research	Total Return	Fully Managed
						GCG			
Investment income									
Dividends from mutual funds	$225	$ –	$ –	$2,096,564	$186,865	$ 2,422	$ 87	$3,382	$154,098
Less valuation period deductions *(Note 2)*	–	–	–	–	–	587	–	–	8,190
Net investment income (loss)	225	–	–	2,096,564	186,865	1,835	87	3,382	145,908
Realized and unrealized gains (losses) on investments									
Net realized gains (losses) on investments	(40)	(978)	–	8,532	–	(15,299)	(446)	(525)	(4,172)
Net unrealized gains (losses) on investments	(148)	298	–	(1,963,429)	–	21,648	(78)	(1,893)	(85,305)
Net realized and unrealized gains (losses) on investments	(188)	(680)	–	(1,954,897)	–	6,349	(524)	(2,418)	(89,477)
Net increase (decrease) in net assets resulting from operations	$ 37	$(680)	$ –	$ 141,667	$186,865	$ 8,184	$(437)	$ 964	$ 56,431

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2001

		Janus		
	Growth	Aggressive Growth	Worldwide Growth	International Growth
Investment income				
Dividends from mutual funds	$ 4,387	$ –	$ 6,741	$ 29,978
Less valuation period deductions *(Note 2)*	13,345	8,795	12,462	24,862
Net investment income (loss)	(8,958)	(8,795)	(5,721)	5,116
Realized and unrealized gains (losses) on investments				
Net realized gains (losses) on investments	(147,023)	(231,210)	(214,517)	(324,204)
Net unrealized gains (losses) on investments	(355,294)	(240,987)	(160,388)	(312,755)
Net realized and unrealized gains (losses) on investments	(502,317)	(472,197)	(374,905)	(636,959)
Net increase (decrease) in net assets resulting from operations	$(511,275)	$(480,992)	$(380,626)	$(631,843)

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2001

| | M Funds | | | |
	Brandes	Clifton	Frontier	Turner
Investment income				
Dividends from mutual funds	$92,119	$51,579	$ 172	$ 285
Less valuation period deductions				
(Note 2)	3,533	2,311	3,083	541
Net investment income (loss)	88,586	49,268	(2,911)	(256)
Realized and unrealized gains				
(losses) on investments				
Net realized gains (losses) on				
investments	(3,407)	(1,576)	(12,747)	(1,138)
Net unrealized gains (losses) on				
investments	(85,989)	(19,553)	113,573	6,123
Net realized and unrealized gains				
(losses) on investments	(89,396)	(21,129)	100,826	4,985
Net increase (decrease) in net assets				
resulting from operations	$ (810)	$28,139	$ 97,915	$4,729

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2001

	Pilgrim			
	Growth Opportunities	**MagnaCap**	**Mid-Cap Opportunities**	**Small Cap Opportunities**
Investment income				
Dividends from mutual funds	$ –	$ 934	$ –	$ 241
Less valuation period deductions *(Note 2)*	75	309	448	639
Net investment income (loss)	(75)	625	(448)	(398)
Realized and unrealized gains (losses) on investments				
Net realized gains (losses) on investments	(190)	(1,591)	(6,764)	(11,992)
Net unrealized gains (losses) on investments	1,324	3,018	17,907	28,841
Net realized and unrealized gains (losses) on investments	1,134	1,427	11,143	16,849
Net increase (decrease) in net assets resulting from operations	$1,059	$2,052	$10,695	$16,451

See accompanying notes.

Financial
Statements

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2001

	Putnam			
	New Opportunities	**Voyager**	**Growth and Income**	**Small Cap Value**
Investment income				
Dividends from mutual funds	$ –	$ –	$ –	$ –
Less valuation period deductions *(Note 2)*	587	456	3,794	7,241
Net investment income (loss)	(587)	(456)	(3,794)	(7,241)
Realized and unrealized gains (losses) on investments				
Net realized gains (losses) on investments	2,370	(1,070)	(5,484)	2,459
Net unrealized gains (losses) on investments	39,965	9,229	59,773	481,874
Net realized and unrealized gains (losses) on investments	42,335	8,159	54,289	484,333
Net increase (decrease) in net assets resulting from operations	$41,748	$7,703	$50,495	$477,092

See accompanying notes.

Security Life Separate Account L1

Statement of Operations

Year ended December 31, 2000

	NB		
	Limited Maturity Bond	**Growth**	**Partners**
Investment income			
Dividends from mutual funds	$775,107	$ 1,356,082	$4,890,882
Less valuation period deductions *(Note 2)*	92,250	138,445	220,263
Net investment income (loss)	682,857	1,217,637	4,670,619
Realized and unrealized gains (losses) on investments			
Net realized gains (losses) on investments	(281,540)	3,777,374	(5,304,540)
Net unrealized gains (losses) on investments	351,484	(7,971,190)	294,355
Net realized and unrealized gains (losses) on investments	69,944	(4,193,816)	(5,010,185)
Net increase (decrease) in net assets resulting from operations	$752,801	$(2,976,179)	$ (339,566)

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2000

	Alger			
	American Small Capitalization	**American MidCap Growth**	**American Growth**	**American Leveraged AllCap**
Investment income				
Dividends from mutual funds	$ 9,941,662	$2,936,254	$ 6,249,935	$ 2,457,193
Less valuation period deductions *(Note 2)*	222,078	194,721	366,802	198,843
Net investment income (loss)	9,719,584	2,741,533	5,883,133	2,258,350
Realized and unrealized gains (losses) on investments				
Net realized gains (losses) on investments	(9,976,931)	1,057,836	1,775,571	2,107,246
Net unrealized gains (losses) on investments	(9,435,613)	(2,672,195)	(16,304,212)	(12,453,495)
Net realized and unrealized gains (losses) on investments	(19,412,544)	(1,614,359)	(14,528,641)	(10,346,249)
Net increase (decrease) in net assets resulting from operations	$(9,692,960)	$1,127,174	$(8,645,508)	$(8,087,899)

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2000

		Fidelity			
	Asset Manager	**Growth**	**Overseas**	**Money Market**	**Index 500**
Investment income					
Dividends from mutual funds	$1,469,444	$ 6,670,347	$ 3,516,677	$2,798,325	$ 2,232,964
Less valuation period deductions *(Note 2)*	105,478	489,501	301,304	340,745	1,243,353
Net investment income (loss)	1,363,966	6,180,846	3,215,373	2,457,580	989,611
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	8,816	2,581,814	1,800,478	–	6,124,495
Net unrealized gains (losses) on investments	(2,092,103)	(17,925,268)	(13,999,080)	–	(24,758,151)
Net realized and unrealized gains (losses) on investments	(2,083,287)	(15,343,454)	(12,198,602)	–	(18,633,656)
Net increase (decrease) in net assets resulting from operations	$ (719,321)	$(9,162,608)	$(8,983,229)	$2,457,580	$(17,644,045)

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2000

	INVESCO				
	Total Return	**Equity Income**	**High Yield**	**Utilities**	**Small Company Growth**
Investment income					
Dividends from mutual funds	$1,540,605	$1,186,862	$ 97,398	$324,011	$ 338,388
Less valuation period deductions *(Note 2)*	80,022	139,132	78,969	43,912	62,899
Net investment income (loss)	1,460,583	1,047,730	18,429	280,099	275,489
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	(314,414)	593,634	(390,743)	256,021	1,194,928
Net unrealized gains (losses) on investments	(1,435,710)	(904,246)	(1,002,431)	(372,493)	(3,986,250)
Net realized and unrealized gains (losses) on investments	(1,750,124)	(310,612)	(1,393,174)	(116,472)	(2,791,322)
Net increase (decrease) in net assets resulting from operations	$ (289,541)	$ 737,118	$(1,374,745)	$163,627	$(2,515,833)

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2000

| | Van Eck | | | |
	Worldwide Hard Assets	Worldwide Bond	Worldwide Emerging Markets	Worldwide Real Estate
Investment income				
Dividends from mutual funds	$ 25,149	$20,595	$ –	$ 13,473
Less valuation period deductions *(Note 2)*	17,641	5,005	31,191	5,985
Net investment income (loss)	7,508	15,590	(31,191)	7,488
Realized and unrealized gains (losses) on investments				
Net realized gains (losses) on investments	140,202	(14,783)	87,666	7,144
Net unrealized gains (losses) on investments	123,530	23,588	(2,508,578)	137,513
Net realized and unrealized gains (losses) on investments	263,732	8,805	(2,420,912)	144,657
Net increase (decrease) in net assets resulting from operations	$271,240	$24,395	$(2,452,103)	$152,145

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2000

	AIM	
	Capital Appreciation	**Government Securities**
Investment income		
Dividends from mutual funds	$ 266,665	$551,812
Less valuation period deductions *(Note 2)*	58,290	70,584
Net investment income (loss)	208,375	481,228
Realized and unrealized gains (losses) on investments		
Net realized gains (losses) on investments	418,127	57,242
Net unrealized gains (losses) on investments	(2,171,530)	350,661
Net realized and unrealized gains (losses) on investments	(1,753,403)	407,903
Net increase (decrease) in net assets resulting from operations	$(1,545,028)	$889,131

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2000

				GCG				
	Equity Income	**Growth**	**Hard Assets**	**Limited Maturity Bond**	**Liquid Asset**	**MidCap Growth**	**Research**	**Total Return**
Investment income								
Dividends from mutual funds	$ –	$ 90	$ –	$54,281	$861,303	$ –	$ –	$786
Less valuation period deductions *(Note 2)*	–	–	–	–	–	–	–	–
Net investment income (loss)	–	90	–	54,281	861,303	–	–	786
Realized and unrealized gains (losses) on investments								
Net realized gains (losses) on investments	–	–	–	–	–	–	–	–
Net unrealized gains (losses) on investments	–	(168)	–	(45,286)	–	–	–	(550)
Net realized and unrealized gains (losses) on investments	–	(168)	–	(45,286)	–	–	–	(550)
Net increase (decrease) in net assets resulting from operations	$ –	$ (78)	$ –	$ 8,995	$861,303	$ –	$ –	$236

See accompanying notes.

Financial Statements

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2000

		Janus		
	Growth	Aggressive Growth	Worldwide Growth	International Growth
Investment income				
Dividends from mutual funds	$ -	$ -	$ 83	$ 810
Less valuation period deductions *(Note 2)*	180	218	147	213
Net investment income (loss)	(180)	(218)	(64)	597
Realized and unrealized gains (losses) on investments				
Net realized gains (losses) on investments	(1,546)	(86)	(7,584)	(513)
Net unrealized gains (losses) on investments	(15,107)	(50,478)	(16,753)	(16,513)
Net realized and unrealized gains (losses) on investments	(16,653)	(50,564)	(24,337)	(17,026)
Net increase (decrease) in net assets resulting from operations	$(16,833)	$(50,782)	$(24,401)	$(16,429)

See accompanying notes.

Security Life Separate Account L1

Statement of Operations

Year ended December 31, 1999

	NB		
	Limited Maturity Bond	**Growth**	**Partners**
Investment income			
Dividends from mutual funds	$911,596	$ 453,085	$ 759,238
Less valuation period deductions *(Note 2)*	108,699	70,308	192,211
Net investment income (loss)	802,897	382,777	567,027
Realized and unrealized gains (losses) on investments			
Net realized gains (losses) on investments	(293,615)	318,964	532,601
Net unrealized gains (losses) on investments	(423,477)	3,714,218	506,991
Net realized and unrealized gains (losses) on investments	(717,092)	4,033,182	1,039,592
Net increase (decrease) in net assets resulting from operations	$ 85,805	$4,415,959	$1,606,619

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1999

	Alger			
	American Small Capitalization	**American MidCap Growth**	**American Growth**	**American Leveraged AllCap**
Investment income				
Dividends from mutual funds	$2,200,048	$1,636,538	$2,764,203	$ 724,692
Less valuation period deductions *(Note 2)*	141,734	88,955	233,373	93,349
Net investment income (loss)	2,058,314	1,547,583	2,530,830	631,343
Realized and unrealized gains (losses) on investments				
Net realized gains (losses) on investments	94,825	322,974	2,007,625	2,597,845
Net unrealized gains (losses) on investments	5,993,398	2,015,333	4,584,649	4,907,565
Net realized and unrealized gains (losses) on investments	6,088,223	2,338,307	6,592,274	7,505,410
Net increase (decrease) in net assets resulting from operations	$8,146,537	$3,885,890	$9,123,104	$8,136,753

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1999

	Fidelity				
	Asset Manager	**Growth**	**Overseas**	**Money Market**	**Index 500**
Investment income					
Dividends from mutual funds	$ 798,528	$ 3,508,501	$ 820,014	$1,277,704	$ 1,503,735
Less valuation period deductions *(Note 2)*	83,646	308,868	188,207	188,211	860,369
Net investment income (loss)	714,882	3,199,633	631,807	1,089,493	643,366
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	122,474	7,459,882	553,230	–	3,223,226
Net unrealized gains (losses) on investments	316,538	3,509,953	8,740,414	–	17,585,537
Net realized and unrealized gains (losses) on investments	439,012	10,969,835	9,293,644	–	20,808,763
Net increase (decrease) in net assets resulting from operations	$1,153,894	$14,169,468	$9,925,451	$1,089,493	$21,452,129

See accompanying notes.

Financial Statements

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1999

	INVESCO				
	Total Return	**Equity Income**	**High Yield**	**Utilities**	**Small Company Growth**
Investment income					
Dividends from mutual funds	$ 276,071	$ 252,055	$618,531	$ 37,038	$ –
Less valuation period deductions *(Note 2)*	71,255	97,430	65,338	23,769	14,338
Net investment income (loss)	204,816	154,625	553,193	13,269	(14,338)
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	286,623	506,767	(241,611)	304,911	237,549
Net unrealized gains (losses) on investments	(923,083)	965,264	379,005	179,598	1,535,014
Net realized and unrealized gains (losses) on investments	(636,460)	1,472,031	137,394	484,509	1,772,563
Net increase (decrease) in net assets resulting from operations	$(431,644)	$1,626,656	$690,587	$497,778	$1,758,225

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1999

	Van Eck			
	Worldwide Hard Assets	**Worldwide Bond**	**Worldwide Emerging Markets**	**Worldwide Real Estate**
Investment income				
Dividends from mutual funds	$ 16,585	$ 12,446	$ –	$ 1,795
Less valuation period deductions *(Note 2)*	12,646	2,550	10,886	1,732
Net investment income (loss)	3,939	9,896	(10,886)	63
Realized and unrealized gains (losses) on investments				
Net realized gains (losses) on investments	(313,009)	(25,853)	410,384	1,622
Net unrealized gains (losses) on investments	592,123	(9,920)	809,962	(17,973)
Net realized and unrealized gains (losses) on investments	279,114	(35,773)	1,220,346	(16,351)
Net increase (decrease) in net assets resulting from operations	$283,053	$(25,877)	$1,209,460	$(16,288)

See accompanying notes.

Financial Statements

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1999

	AIM	
	Capital Appreciation	**Government Securities**
Investment income		
Dividends from mutual funds	$ 113,467	$198,299
Less valuation period deductions *(Note 2)*	19,289	31,722
Net investment income (loss)	94,178	166,577
Realized and unrealized gains (losses) on investments		
Net realized gains (losses) on investments	92,256	(8,224)
Net unrealized gains (losses) on investments	1,257,369	(220,437)
Net realized and unrealized gains (losses) on investments	1,349,625	(228,661)
Net increase (decrease) in net assets resulting from operations	$1,443,803	$ (62,084)

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets

Year ended December 31, 2001

	NB		
	Limited Maturity Bond	**Growth**	**Partners**
Increase (decrease) in net assets			
Operations			
Net investment income (loss)	$ 820,751	$ 6,846,928	$ 970,171
Net realized gains (losses) on investments	(87,864)	(11,434,496)	(2,225,180)
Net unrealized gains (losses) on investments	569,231	(1,174,669)	527,179
Increase (decrease) in net assets from operations	1,302,118	(5,762,237)	(727,830)
Changes from principal transactions			
Net premiums	3,295,398	3,628,883	4,728,769
Cost of insurance and administrative charges	(685,448)	(725,661)	(1,603,314)
Benefit payments	–	–	–
Surrenders	(495,304)	(254,511)	(1,147,488)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	5,067,884	(3,811,594)	3,353,033
Other	(3,430)	473	31,954
Increase (decrease) from principal transactions	7,179,100	(1,162,410)	5,362,954
Total increase (decrease) in net assets	8,481,218	(6,924,647)	4,635,124
Net assets at beginning of year	14,494,151	19,944,906	27,555,779
Net assets at end of year	$22,975,369	$13,020,259	$32,190,903

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2001

| | Alger | | | |
	American Small Capitalization	**American MidCap Growth**	**American Growth**	**American Leveraged AllCap**
Increase (decrease) in net assets				
Operations				
Net investment income (loss)	$ (147,496)	$16,328,126	$ 6,007,073	$ 673,986
Net realized gains (losses) on investments	(4,309,122)	(18,083,166)	(2,236,799)	(11,574,279)
Net unrealized gains (losses) on investments	(3,834,697)	(871,507)	(10,755,118)	6,004,341
Increase (decrease) in net assets from operations	(8,291,315)	(2,626,547)	(6,984,844)	(4,895,952)
Changes from principal transactions				
Net premiums	5,708,041	9,828,654	11,712,597	6,382,755
Cost of insurance and administrative charges	(1,311,713)	(1,992,952)	(2,826,690)	(1,710,023)
Benefit payments	–	–	–	–
Surrenders	(786,316)	(1,310,921)	(1,469,772)	(1,011,779)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	(1,538,649)	5,468,382	(1,714,891)	(5,812)
Other	(21,033)	(97,570)	(82,542)	138,708
Increase (decrease) from principal transactions	2,050,330	11,895,593	5,618,702	3,793,849
Total increase (decrease) in net assets	(6,240,985)	9,269,046	(1,366,142)	(1,102,103)
Net assets at beginning of year	26,169,130	33,293,751	50,118,432	24,377,608
Net assets at end of year	$19,928,145	$42,562,797	$48,752,290	$23,275,505

See accompanying notes.

Statement of Changes in Net Assets (continued)

Year ended December 31, 2001

				Fidelity				
	Asset Manager	Asset Manager SC	Growth	Growth SC	Overseas	Overseas SC	Money Market	Index 500
Increase (decrease) in net assets								
Operations								
Net investment income (loss)	$ 761,578	$ –	$ 4,077,002	$ –	$ 5,061,055	$ –	$ 2,544,136	$ 621,013
Net realized gains (losses) on investments	(1,814,082)	(732)	(15,379,391)	(11,229)	(14,704,916)	(1,125)	–	2,221,426
Net unrealized gains (losses) on investments	349,904	7,820	(1,622,287)	11,404	(583,408)	(8,761)	–	(26,837,194)
Increase (decrease) in net assets from operations	(702,600)	7,088	(12,924,676)	175	(10,227,269)	(9,886)	2,544,136	(23,994,755)
Changes from principal transactions								
Net premiums	4,928,026	258,504	14,447,067	178,717	9,192,216	109,043	117,488,335	49,621,850
Cost of insurance and administrative charges	(1,113,478)	(14,177)	(3,260,239)	(5,041)	(1,994,142)	(2,894)	(4,840,874)	(10,446,440)
Benefit payments	–	–	–	–	–	–	(635,172)	–
Surrenders	(498,056)	–	(2,691,247)	–	(1,735,115)	5	(3,841,661)	(7,463,200)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	1,499,048	61,002	(4,315,470)	35,724	(3,404,356)	54,084	(77,914,357)	11,980,505
Other	(25,230)	1,633	(10,528)	(90)	(87,915)	518	18,057	(234,355)
Increase (decrease) from principal transactions	4,790,310	306,962	4,169,583	209,310	1,970,688	160,756	30,274,328	43,458,360
Total increase (decrease) in net assets	4,087,710	314,050	(8,755,093)	209,485	(8,256,581)	150,870	32,818,464	19,463,605
Net assets at beginning of year	15,754,618	–	68,506,203	–	43,321,877	–	62,014,812	180,940,441
Net assets at end of year	$19,842,328	$314,050	$59,751,110	$209,485	$35,065,296	$150,870	$94,833,276	$200,404,046

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2001

	INVESCO				
	Total Return	Equity Income	High Yield	Utilities	Small Company Growth
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 227,861	$ 221,977	$ 1,049,426	$ 22,522	$ (91,669)
Net realized gains (losses) on investments	(658,064)	85,514	(619,401)	(308,679)	(2,076,897)
Net unrealized gains (losses) on investments	215,214	(2,794,783)	(2,082,139)	(3,121,553)	(369,834)
Increase (decrease) in net assets from operations	(214,989)	(2,487,292)	(1,652,114)	(3,407,710)	(2,538,400)
Changes from principal transactions					
Net premiums	3,859,882	6,274,961	2,362,344	2,759,195	3,465,524
Cost of insurance and administrative charges	(981,884)	(1,712,565)	(640,769)	(544,844)	(678,377)
Benefit payments	–	–	–	–	–
Surrenders	(605,337)	(547,139)	(254,529)	(111,633)	(529,298)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	1,489,607	6,071,660	391,814	1,373,706	3,317,951
Other	5,403	(34,044)	4,411	47,172	(24,057)
Increase (decrease) from principal transactions	3,767,671	10,052,873	1,863,271	3,523,596	5,551,743
Total increase (decrease) in net assets	3,552,682	7,565,581	211,157	115,886	3,013,343
Net assets at beginning of year	11,694,631	21,536,096	10,496,352	7,811,932	11,848,103
Net assets at end of year	$15,247,313	$29,101,677	$10,707,509	$7,927,818	$14,861,446

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2001

	Van Eck			
	Worldwide Hard Assets	**Worldwide Bond**	**Worldwide Emerging Markets**	**Worldwide Real Estate**
Increase (decrease) in net assets				
Operations				
Net investment income (loss)	$ 8,641	$ 35,804	$ (29,985)	$ 23,833
Net realized gains (losses) on investments	126,168	(52,880)	(1,122,394)	72,084
Net unrealized gains (losses) on investments	(392,863)	(66,978)	1,077,161	1,756
Increase (decrease) in net assets from operations	(258,054)	(84,054)	(75,218)	97,673
Changes from principal transactions				
Net premiums	342,840	367,493	1,356,359	659,384
Cost of insurance and administrative charges	(132,854)	(98,441)	(259,040)	(104,193)
Benefit payments	–	–	–	–
Surrenders	(673,391)	(10,393)	(105,458)	(2,318)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	137,343	117,746	(960,427)	863,760
Other	(1,769)	1,528	(2,594)	(480)
Increase (decrease) from principal transactions	(327,831)	377,933	28,840	1,416,153
Total increase (decrease) in net assets	(585,885)	293,879	(46,378)	1,513,826
Net assets at beginning of year	2,313,351	931,427	4,562,000	1,312,308
Net assets at end of year	$1,727,466	$1,225,306	$4,515,622	$2,826,134

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2001

	AIM	
	Capital Appreciation	**Government Securities**
Increase (decrease) in net assets		
Operations		
Net investment income (loss)	$ 937,905	$ 573,256
Net realized gains (losses) on investments	(2,979,016)	2,676,383
Net unrealized gains (losses) on investments	(3,129,679)	231,049
Increase (decrease) in net assets from operations	(5,170,790)	3,480,688
Changes from principal transactions		
Net premiums	4,763,948	4,226,929
Cost of insurance and administrative charges	(931,231)	(2,206,157)
Benefit payments	–	–
Surrenders	(428,080)	(342,794)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	(38,858,721)	3,341,837
Other	2,417,659	400,826
Increase (decrease) from principal transactions	(33,036,425)	5,420,641
Total increase (decrease) in net assets	(38,207,215)	8,901,329
Net assets at beginning of year	51,038,676	16,763,898
Net assets at end of year	$12,831,461	$25,665,227

See accompanying notes.

Statement of Changes in Net Assets (continued)

Year ended December 31, 2001

	Equity Income	Growth	Hard Assets	GCG Limited Maturity Bond	Liquid Asset	MidCap Growth	Research	Total Return	Fully Managed
Increase (decrease) in net assets									
Operations									
Net investment income (loss)	$ 225	$ –	$ –	$ 2,096,564	$ 186,865	$ 1,835	$ 87	$ 3,382	$ 145,908
Net realized gains (losses) on investments	(40)	(978)	–	8,532	–	(15,299)	(446)	(525)	(4,172)
Net unrealized gains (losses) on investments	(148)	298	–	(1,963,429)	–	21,648	(78)	(1,893)	(85,305)
Increase (decrease) in net assets from operations	37	(680)	–	141,667	186,865	8,184	(437)	964	56,431
Changes from principal transactions									
Net premiums	4,020	7,110	–	144,609	17,241,086	96,915	4,019	37,494	320,026
Cost of insurance and administrative charges	(320)	(319)	–	(291,274)	(399,712)	(7,121)	(265)	(1,316)	(43,440)
Benefit payments	–	–	–	–	–	–	–	–	–
Surrenders	–	–	–	(59,014)	(68,804)	2	–	–	(518)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	2,732	(4,032)	–	53,857,873	(11,129,464)	364,600	(112)	5,627	3,576,855
Other	(18)	376	–	(111)	10,586	2,890	(8)	(96)	(231)
Increase (decrease) from principal transactions	6,414	3,135	–	53,652,083	5,653,692	457,286	3,634	41,709	3,852,692
Total increase (decrease) in net assets	6,451	2,455	–	53,793,750	5,840,557	465,470	3,197	42,673	3,909,123
Net assets at beginning of year	–	1,233	–	876,798	1,991,502	–	–	10,533	–
Net assets at end of year	$6,451	$3,688	$ –	$54,670,548	$7,832,059	$465,470	$3,197	$53,206	$3,909,123

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2001

| | Janus | | | |
| | | Aggressive | Worldwide | International |
Increase (decrease) in net assets	Growth	Growth	Growth	Growth
Operations				
Net investment income (loss)	$ (8,958)	$ (8,795)	$ (5,721)	$ 5,116
Net realized gains (losses) on investments	(147,023)	(231,210)	(214,517)	(324,204)
Net unrealized gains (losses) on investments	(355,294)	(240,987)	(160,388)	(312,755)
Increase (decrease) in net assets from operations	(511,275)	(480,992)	(380,626)	(631,843)
Changes from principal transactions				
Net premiums	1,136,268	868,460	1,175,344	1,283,587
Cost of insurance and administrative expenses	(104,121)	(94,851)	(115,877)	(134,454)
Benefit payments	–	–	–	–
Surrenders	(3,422)	(9,526)	(59,256)	(3,760)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	2,337,020	1,045,378	2,291,636	4,213,346
Other	971	4,665	3,908	(7,166)
Increase (decrease) from principal transactions	3,366,716	1,814,126	3,295,755	5,351,553
Total increase (decrease) in net assets	2,855,441	1,333,134	2,915,129	4,719,710
Net assets at beginning of year	243,641	524,583	319,420	420,616
Net assets at end of year	$3,099,082	$1,857,717	$3,234,549	$5,140,326

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2001

	M Funds			
	Brandes	**Clifton**	**Frontier**	**Turner**
Increase (decrease) in net assets				
Operations				
Net investment income (loss)	$ 88,586	$ 49,268	$ (2,911)	$ (256)
Net realized gains (losses) on investments	(3,407)	(1,576)	(12,747)	(1,138)
Net unrealized gains (losses) on investments	(85,989)	(19,553)	113,573	6,123
Increase (decrease) in net assets from operations	(810)	28,139	97,915	4,729
Changes from principal transactions				
Net premiums	99,251	74,071	72,923	19,338
Cost of insurance and administrative expenses	(25,791)	(12,740)	(23,985)	(2,744)
Benefit payments	–	–	–	–
Surrenders	(851)	–	(811)	–
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	1,818,859	1,104,930	1,578,048	274,101
Other	4,560	35	2,865	405
Increase (decrease) from principal transactions	1,896,028	1,166,296	1,629,040	291,100
Total increase (decrease) in net assets	1,895,218	1,194,435	1,726,955	295,829
Net assets at beginning of year	–	–	–	–
Net assets at end of year	$1,895,218	$1,194,435	$1,726,955	$295,829

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2001

| | Pilgrim | | | |
	Growth Opportunities	MagnaCap	Mid-Cap Opportunities	Small Cap Opportunities
Increase (decrease) in net assets				
Operations				
Net investment income (loss)	$ (75)	$ 625	$ (448)	$ (398)
Net realized gains (losses) on investments	(190)	(1,591)	(6,764)	(11,992)
Net unrealized gains (losses) on investments	1,324	3,018	17,907	28,841
Increase (decrease) in net assets from operations	1,059	2,052	10,695	16,451
Changes from principal transactions				
Net premiums	8,387	52,648	24,812	171,078
Cost of insurance and administrative expenses	(683)	(4,309)	(2,748)	(7,912)
Benefit payments	–	–	–	–
Surrenders	–	(69)	–	(176)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	137,795	151,007	256,650	550,115
Other	67	421	5,034	111
Increase (decrease) from principal transactions	145,566	199,698	283,748	713,216
Total increase (decrease) in net assets	146,625	201,750	294,443	729,667
Net assets at beginning of year	–	–	–	–
Net assets at end of year	$146,625	$201,750	$294,443	$729,667

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2001

		Putnam		
	New Opportunities	Voyager	Growth and Income	Small Cap Value
Increase (decrease) in net assets				
Operations				
Net investment income (loss)	$ (587)	$ (456)	$ (3,794)	$ (7,241)
Net realized gains (losses) on investments	2,370	(1,070)	(5,484)	2,459
Net unrealized gains (losses) on investments	39,965	9,229	59,773	481,874
Increase (decrease) in net assets from operations	41,748	7,703	50,495	477,092
Changes from principal transactions				
Net premiums	91,169	475,117	709,343	406,645
Cost of insurance and administrative expenses	(5,178)	(5,555)	(26,279)	(50,824)
Benefit payments	–	–	–	–
Surrenders	(1)	(453)	(61)	(10,308)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	268,515	373,015	2,651,904	5,366,815
Other	1,178	2,655	(2,706)	1,756
Increase (decrease) from principal transactions	355,683	844,779	3,332,201	5,714,084
Total increase (decrease) in net assets	397,431	852,482	3,382,696	6,191,176
Net assets at beginning of year	–	–	–	–
Net assets at end of year	$397,431	$852,482	$3,382,696	$6,191,176

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets

Year ended December 31, 2000

	NB		
	Limited Maturity Bond	**Growth**	**Partners**
Increase (decrease) in net assets			
Operations			
Net investment income (loss)	$ 682,857	$ 1,217,637	$ 4,670,619
Net realized gains (losses) on investments	(281,540)	3,777,374	(5,304,540)
Net unrealized gains (losses) on investments	351,484	(7,971,190)	294,355
Increase (decrease) in net assets from operations	752,801	(2,976,179)	(339,566)
Changes from principal transactions			
Net premiums	3,373,191	3,809,287	5,070,248
Cost of insurance and administrative charges	(422,495)	(645,717)	(1,341,155)
Benefit payments	–	–	(19,938)
Surrenders	(485,003)	(434,853)	(2,800,785)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	72,092	7,083,628	(2,572,843)
Other	2,737	32,586	139,818
Increase (decrease) from principal transactions	2,540,522	9,844,931	(1,524,655)
Total increase (decrease) in net assets	3,293,323	6,868,752	(1,864,221)
Net assets at beginning of year	11,200,828	13,076,154	29,420,000
Net assets at end of year	$14,494,151	$19,944,906	$27,555,779

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

	Alger			
	American Small Capitalization	American MidCap Growth	American Growth	American Leveraged AllCap
Increase (decrease) in net assets				
Operations				
Net investment income (loss)	$ 9,719,584	$ 2,741,533	$ 5,883,133	$ 2,258,350
Net realized gains (losses) on investments	(9,976,931)	1,057,836	1,775,571	2,107,246
Net unrealized gains (losses) on investments	(9,435,613)	(2,672,195)	(16,304,212)	(12,453,495)
Increase (decrease) in net assets from operations	(9,692,960)	1,127,174	(8,645,508)	(8,087,899)
Changes from principal transactions				
Net premiums	6,777,077	8,256,914	14,199,181	8,282,468
Cost of insurance and administrative charges	(1,361,117)	(1,182,610)	(2,244,564)	(1,487,898)
Benefit payments	(8,499)	–	–	(19,872)
Surrenders	(1,213,521)	(527,415)	(1,866,225)	(404,726)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	3,623,099	8,242,898	7,157,011	2,790,151
Other	265,296	89,303	135,039	241,724
Increase (decrease) from principal transactions	8,082,335	14,879,090	17,380,442	9,401,847
Total increase (decrease) in net assets	(1,610,625)	16,006,264	8,734,934	1,313,948
Net assets at beginning of year	27,779,755	17,287,487	41,383,498	23,063,660
Net assets at end of year	$26,169,130	$33,293,751	$50,118,432	$24,377,608

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

	Fidelity				
	Asset Manager	Growth	Overseas	Money Market	Index 500
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 1,363,966	$ 6,180,846	$ 3,215,373	$ 2,457,580	$ 989,611
Net realized gains (losses) on investments	8,816	2,581,814	1,800,478	–	6,124,495
Net unrealized gains (losses) on investments	(2,092,103)	(17,925,268)	(13,999,080)	–	(24,758,151)
Increase (decrease) in net assets from operations	(719,321)	(9,162,608)	(8,983,229)	2,457,580	(17,644,045)
Changes from principal transactions					
Net premiums	4,246,313	16,858,828	10,774,262	102,634,205	49,828,360
Cost of insurance and administrative charges	(729,175)	(2,871,811)	(1,545,175)	(3,421,123)	(8,228,882)
Benefit payments	–	(8,585)	–	(1,512,600)	(12,997)
Surrenders	(523,096)	(1,526,139)	(1,310,651)	(1,580,652)	(6,472,537)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	(110,602)	6,705,250	9,264,961	(71,323,681)	10,473,533
Other	41	353,438	137,428	(36,325)	81,243
Increase (decrease) from principal transactions	2,883,481	19,510,981	17,320,825	24,759,824	45,668,720
Total increase (decrease) in net assets	2,164,160	10,348,373	8,337,596	27,217,404	28,024,675
Net assets at beginning of year	13,590,458	58,157,830	34,984,281	34,797,408	152,915,766
Net assets at end of year	$15,754,618	$68,506,203	$43,321,877	$62,014,812	$180,940,441

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

	INVESCO				
	Total Return	Equity Income	High Yield	Utilities	Small Company Growth
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 1,460,583	$ 1,047,730	$ 18,429	$ 280,099	$ 275,489
Net realized gains (losses) on investments	(314,414)	593,634	(390,743)	256,021	1,194,928
Net unrealized gains (losses) on investments	(1,435,710)	(904,246)	(1,002,431)	(372,493)	(3,986,250)
Increase (decrease) in net assets from operations	(289,541)	737,118	(1,374,745)	163,627	(2,515,833)
Changes from principal transactions					
Net premiums	4,101,918	5,744,367	2,639,161	2,052,375	4,054,004
Cost of insurance and administrative charges	(753,096)	(1,128,125)	(507,500)	(326,968)	(399,089)
Benefit payments	–	(12,031)	–	–	–
Surrenders	(882,070)	(593,452)	(303,992)	(148,234)	(37,709)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	(858,136)	588,741	584,364	1,906,098	6,191,646
Other	(11,094)	(21,075)	38,387	23,719	85,868
Increase (decrease) from principal transactions	1,597,522	4,578,425	2,450,420	3,506,990	9,894,720
Total increase (decrease) in net assets	1,307,981	5,315,543	1,075,675	3,670,617	7,378,887
Net assets at beginning of year	10,386,650	16,220,553	9,420,677	4,141,315	4,469,216
Net assets at end of year	$11,694,631	$21,536,096	$10,496,352	$7,811,932	$11,848,103

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

	Van Eck			
	Worldwide Hard Assets	Worldwide Bond	Worldwide Emerging Markets	Worldwide Real Estate
Increase (decrease) in net assets				
Operations				
Net investment income (loss)	$ 7,508	$ 15,590	$ (31,191)	$ 7,488
Net realized gains (losses) on investments	140,202	(14,783)	87,666	7,144
Net unrealized gains (losses) on investments	123,530	23,588	(2,508,578)	137,513
Increase (decrease) in net assets from operations	271,240	24,395	(2,452,103)	152,145
Changes from principal transactions				
Net premiums	358,451	329,600	2,190,959	411,834
Cost of insurance and administrative charges	(106,083)	(44,145)	(190,748)	(43,360)
Benefit payments	–	–	–	–
Surrenders	(36,625)	(12,576)	(35,659)	(1,389)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	(475,702)	298,840	1,965,172	244,536
Other	(4,008)	1,110	(29,680)	(1,295)
Increase (decrease) from principal transactions	(263,967)	572,829	3,900,044	610,326
Total increase (decrease) in net assets	7,273	597,224	1,447,941	762,471
Net assets at beginning of year	2,306,078	334,203	3,114,059	549,837
Net assets at end of year	$2,313,351	$931,427	$4,562,000	$1,312,308

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

	AIM	
	Capital Appreciation	**Government Securities**
Increase (decrease) in net assets		
Operations		
Net investment income (loss)	$ 208,375	$ 481,228
Net realized gains (losses) on investments	418,127	57,242
Net unrealized gains (losses) on investments	(2,171,530)	350,661
Increase (decrease) in net assets from operations	(1,545,028)	889,131
Changes from principal transactions		
Net premiums	4,809,190	2,162,787
Cost of insurance and administrative charges	(550,172)	(311,399)
Benefit payments	–	–
Surrenders	(120,337)	(249,351)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	44,182,854	6,870,946
Other	(1,046,753)	7,451
Increase (decrease) from principal transactions	47,274,782	8,480,434
Total increase (decrease) in net assets	45,729,754	9,369,565
Net assets at beginning of year	5,308,922	7,394,333
Net assets at end of year	$51,038,676	$16,763,898

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

	Equity Income	Growth	Hard Assets	GCG Limited Maturity Bond	Liquid Asset	MidCap Growth	Research	Total Return
Increase (decrease) in net assets								
Operations								
Net investment income (loss)	$ –	$ 90	$ –	$ 54,281	$ 861,303	$ –	$ –	$ 786
Net realized gains (losses) on investments	–	–	–	–	–	–	–	–
Net unrealized gains (losses) on investments	–	(168)	–	(45,286)	–	–	–	(550)
Increase (decrease) in net assets from operations	–	(78)	–	8,995	861,303	–	–	236
Changes from principal transactions								
Net premiums	–	–	–	868,271	53,113,856	–	–	–
Cost of insurance and administrative charges	–	–	–	(3,837)	(698,485)	–	–	–
Benefit payments								
Surrenders	–	–	–	–	–	–	–	–
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	–	1,311	–	3,369	(51,270,261)	–	–	10,297
Other	–	–	–	–	(14,911)	–	–	–
Increase (decrease) from principal transactions	–	1,311	–	867,803	1,130,199	–	–	10,297
Total increase (decrease) in net assets	–	1,233	–	876,798	1,991,502	–	–	10,533
Net assets at beginning of year	–	–	–	–	–	–	–	–
Net assets at end of year	$ –	$1,233	$ –	$876,798	$ 1,991,502	$ –	$ –	$10,533

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

		Janus		
Increase (decrease) in net assets	**Growth**	**Aggressive Growth**	**Worldwide Growth**	**International Growth**
Operations				
Net investment income (loss)	$ (180)	$ (218)	$ (64)	$ 597
Net realized gains (losses) on investments	(1,546)	(86)	(7,584)	(513)
Net unrealized gains (losses) on investments	(15,107)	(50,478)	(16,753)	(16,513)
Increase (decrease) in net assets from operations	(16,833)	(50,782)	(24,401)	(16,429)
Changes from principal transactions				
Net premiums	44,231	197,569	202,866	10,939
Cost of insurance and administrative expenses	(1,752)	(2,059)	(1,621)	(2,221)
Benefit payments	–	–	–	–
Surrenders	–	–	–	–
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	216,576	370,746	142,784	430,359
Other	1,419	9,109	(208)	(2,032)
Increase (decrease) from principal transactions	260,474	575,365	343,821	437,045
Total increase (decrease) in net assets	243,641	524,583	319,420	420,616
Net assets at beginning of year	–	–	–	–
Net assets at end of year	$243,641	$524,583	$319,420	$420,616

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets

Year ended December 31, 1999

	NB		
	Limited Maturity Bond	**Growth**	**Partners**
Increase (decrease) in net assets			
Operations			
Net investment income (loss)	$ 802,897	$ 382,777	$ 567,027
Net realized gains (losses) on investments	(293,615)	318,964	532,601
Net unrealized gains (losses) on investments	(423,477)	3,714,218	506,991
Increase (decrease) in net assets from operations	85,805	4,415,959	1,606,619
Changes from principal transactions			
Net premiums	2,691,658	1,968,259	5,031,635
Cost of insurance and administrative charges	(532,487)	(382,030)	(1,258,014)
Benefit payments	–	–	–
Surrenders	(1,033,731)	(175,255)	(320,942)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	(5,610,959)	(1,798,195)	1,895,261
Other	22,193	21,256	2,199
Increase (decrease) from principal transactions	(4,463,326)	(365,965)	5,350,139
Total increase (decrease) in net assets	(4,377,521)	4,049,994	6,956,758
Net assets at beginning of year	15,578,349	9,026,160	22,463,242
Net assets at end of year	$11,200,828	$13,076,154	$29,420,000

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1999

	Alger			
	American Small Capitalization	American MidCap Growth	American Growth	American Leveraged AllCap
Increase (decrease) in net assets				
Operations				
Net investment income (loss)	$ 2,058,314	$ 1,547,583	$ 2,530,830	$ 631,343
Net realized gains (losses) on investments	94,825	322,974	2,007,625	2,597,845
Net unrealized gains (losses) on investments	5,993,398	2,015,333	4,584,649	4,907,565
Increase (decrease) in net assets from operations	8,146,537	3,885,890	9,123,104	8,136,753
Changes from principal transactions				
Net premiums	4,618,903	3,508,936	7,654,291	3,464,401
Cost of insurance and administrative charges	(957,053)	(661,896)	(1,597,077)	(621,343)
Benefit payments	–	–	–	–
Surrenders	(986,740)	(286,174)	(1,594,894)	(579,955)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	1,461,610	1,637,697	4,904,801	5,793,425
Other	(6,873)	(17,173)	(10,341)	69,050
Increase (decrease) from principal transactions	4,129,847	4,181,390	9,356,780	8,125,578
Total increase (decrease) in net assets	12,276,384	8,067,280	18,479,884	16,262,331
Net assets at beginning of year	15,503,371	9,220,207	22,903,614	6,801,329
Net assets at end of year	$27,779,755	$17,287,487	$41,383,498	$23,063,660

See accompanying notes.

Financial Statements

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1999

| | Fidelity | | | | |
	Asset Manager	Growth	Overseas	Money Market	Index 500
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 714,882	$ 3,199,633	$ 631,807	$ 1,089,493	$ 643,366
Net realized gains (losses) on investments	122,474	7,459,882	553,230	–	3,223,226
Net unrealized gains (losses) on investments	316,538	3,509,953	8,740,414	–	17,585,537
Increase (decrease) in net assets from operations	1,153,894	14,169,468	9,925,451	1,089,493	21,452,129
Changes from principal transactions					
Net premiums	3,791,052	9,969,268	5,963,624	62,143,060	33,943,409
Cost of insurance and administrative charges	(604,489)	(1,912,531)	(1,071,163)	(2,273,369)	(5,761,157)
Benefit payments	–	–	–	(542,037)	–
Surrenders	(641,428)	(1,308,922)	(1,227,419)	(1,281,819)	(3,427,493)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	(349,280)	4,285,808	788,107	(42,741,942)	20,481,318
Other	3,430	54,597	23,794	(8,230)	73,191
Increase (decrease) from principal transactions	2,199,285	11,088,220	4,476,943	15,295,663	45,309,268
Total increase (decrease) in net assets	3,353,179	25,257,688	14,402,394	16,385,156	66,761,397
Net assets at beginning of year	10,237,279	32,900,142	20,581,887	18,412,252	86,154,369
Net assets at end of year	$13,590,458	$58,157,830	$34,984,281	$34,797,408	$152,915,766

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1999

	INVESCO				
	Total Return	**Equity Income**	**High Yield**	**Utilities**	**Small Company Growth**
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 204,816	$ 154,625	$ 553,193	$ 13,269	$ (14,338)
Net realized gains (losses) on investments	286,623	506,767	(241,611)	304,911	237,549
Net unrealized gains (losses) on investments	(923,083)	965,264	379,005	179,598	1,535,014
Increase (decrease) in net assets from operations	(431,644)	1,626,656	690,587	497,778	1,758,225
Changes from principal transactions					
Net premiums	4,580,034	4,374,844	1,987,501	1,127,118	701,226
Cost of insurance and administrative charges	(764,047)	(922,117)	(471,532)	(198,877)	(104,246)
Benefit payments	–	–	–	–	–
Surrenders	(239,246)	(333,959)	(155,182)	(820,016)	(18,725)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	(854,496)	643,961	(518,177)	1,491,088	1,377,972
Other	(9,279)	(21,837)	4,698	3,264	6,086
Increase (decrease) from principal transactions	2,712,966	3,740,892	847,308	1,602,577	1,962,313
Total increase (decrease) in net assets	2,281,322	5,367,548	1,537,895	2,100,355	3,720,538
Net assets at beginning of year	8,105,328	10,853,005	7,882,782	2,040,960	748,678
Net assets at end of year	$10,386,650	$16,220,553	$9,420,677	$4,141,315	$4,469,216

See accompanying notes.

Financial Statements

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1999

	Van Eck			
	Worldwide Hard Assets	Worldwide Bond	Worldwide Emerging Markets	Worldwide Real Estate
Increase (decrease) in net assets				
Operations				
Net investment income (loss)	$ 3,939	$ 9,896	$ (10,886)	$ 63
Net realized gains (losses) on investments	(313,009)	(25,853)	410,384	1,622
Net unrealized gains (losses) on investments	592,123	(9,920)	809,962	(17,973)
Increase (decrease) in net assets from operations	283,053	(25,877)	1,209,460	(16,288)
Changes from principal transactions				
Net premiums	441,045	253,322	416,537	200,716
Cost of insurance and administrative charges	(86,064)	(17,509)	(56,532)	(13,351)
Benefit payments	–	–	–	–
Surrenders	(23,325)	–	(5,545)	(4,461)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	602,367	(80,721)	1,091,100	306,489
Other	15,247	(819)	(2,117)	451
Increase (decrease) from principal transactions	949,270	154,273	1,443,443	489,844
Total increase (decrease) in net assets	1,232,323	128,396	2,652,903	473,556
Net assets at beginning of year	1,073,755	205,807	461,156	76,281
Net assets at end of year	$2,306,078	$334,203	$3,114,059	$549,837

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1999

	AIM	
	Capital Appreciation	**Government Securities**
Increase (decrease) in net assets		
Operations		
Net investment income (loss)	$ 94,178	$ 166,577
Net realized gains (losses) on investments	92,256	(8,224)
Net unrealized gains (losses) on investments	1,257,369	(220,437)
Increase (decrease) in net assets from operations	1,443,803	(62,084)
Changes from principal transactions		
Net premiums	1,497,094	1,714,474
Cost of insurance and administrative charges	(216,619)	(165,512)
Benefit payments	–	–
Surrenders	(18,584)	(582,842)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	1,391,719	3,892,482
Other	7,073	2,098
Increase (decrease) from principal transactions	2,660,683	4,860,700
Total increase (decrease) in net assets	4,104,486	4,798,616
Net assets at beginning of year	1,204,436	2,595,717
Net assets at end of year	$5,308,922	$7,394,333

See accompanying notes.

Security Life Separate Account L1

Notes to Financial Statements

December 31, 2001

1. Organization

Security Life Separate Account L1 (the "Separate Account") was established by resolution of the Board of Directors of Security Life of Denver Insurance Company (the "Company") on November 3, 1993. The Separate Account is organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

The Separate Account supports the operations of the FirstLine Variable Universal Life, FirstLine II Variable Universal Life, Strategic Advantage Variable Universal Life, Strategic Advantage II Variable Universal Life, Variable Survivorship Universal Life, Corporate Benefits Variable Universal Life, Strategic Benefits Variable Universal Life, Asset Portfolio Manager Variable Universal Life, and Estate Designer policies ("Variable Universal Life Policies") offered by the Company. Corporate Benefits Variable Universal Life and Strategic Benefits Variable Universal Life became effective in 2000 and are defined as Class B policies due to their mortality and expense charge structure. Asset Portfolio Manager Variable Universal Life became effective in 2001 and is also defined as a Class B policy. All other Variable Universal Life Policies are defined as Class A policies. The Separate Account may be used to support other variable life policies as the Company offers them. The assets of the Separate Account are the property of the Company. However, the portion of the Separate Account's assets attributable to the policies will not be used to satisfy liabilities arising out of any other operations of the Company.

As of December 31, 2001, the Separate Account offered 51 investment divisions (collectively, the "Funds") available to the policyholders, 38 of which invest in an independently managed mutual fund portfolio and 13 of which invest in a mutual fund portfolio managed by an affiliate, either Directed Services, Inc. or ING Pilgrim Investments, LLC.

1. Organization (continued)

The Funds are as follows:

Portfolio Managers/Portfolios (Funds)

Neuberger Berman Management Incorporated ("NB"):
    Neuberger Berman Limited Maturity Bond Portfolio
    Neuberger Berman Growth Portfolio
    Neuberger Berman Partners Portfolio

Fred Alger Management, Inc. ("Alger"):
    Alger American Small Capitalization Portfolio
    Alger American MidCap Growth Portfolio
    Alger American Growth Portfolio
    Alger American Leveraged AllCap Portfolio

Fidelity Management & Research Company ("Fidelity"):
    Fidelity Investments VIP II Asset Manager Portfolio
    Fidelity Investments VIP II Asset Manager Service Class Portfolio
    Fidelity Investments VIP Growth Portfolio
    Fidelity Investments VIP Growth Service Class Portfolio
    Fidelity Investments VIP Overseas Portfolio
    Fidelity Investments VIP Overseas Service Class Portfolio
    Fidelity Investments VIP Money Market Portfolio
    Fidelity Investments VIP II Index 500 Portfolio

INVESCO Funds Group, Inc. ("INVESCO"):
    INVESCO VIF Total Return Portfolio
    INVESCO VIF Equity Income Portfolio
    INVESCO VIF High Yield Portfolio
    INVESCO VIF Utilities Portfolio
    INVESCO VIF Small Company Growth Portfolio

Van Eck Associates Corporation ("Van Eck"):
    Van Eck Worldwide Hard Assets Portfolio
    Van Eck Worldwide Bond Portfolio
    Van Eck Worldwide Emerging Markets Portfolio
    Van Eck Worldwide Real Estate Portfolio

AIM Advisors, Inc. ("AIM"):
    AIM VI - Capital Appreciation Portfolio
    AIM VI - Government Securities Portfolio

1. Organization (continued)

Portfolio Managers/Portfolios (Funds) (continued)

Directed Services, Inc. ("GCG"):
   GCG Trust - Equity Income Portfolio
   GCG Trust - Growth Portfolio
   GCG Trust - Hard Assets Portfolio
   GCG Trust - Limited Maturity Bond Portfolio
   GCG Trust - Liquid Asset Portfolio
   GCG Trust - MidCap Growth Portfolio
   GCG Trust - Research Portfolio
   GCG Trust - Total Return Portfolio
   GCG Trust - Fully Managed Portfolio

Janus Aspen Series Funds ("Janus"):
   Growth Portfolio
   Aggressive Growth Portfolio
   Worldwide Growth Portfolio
   International Growth Portfolio

M Fund, Inc. ("M"):
   Brandes International Equity Fund
   Clifton Enhanced U.S. Equity Fund
   Frontier Capital Appreciation Fund
   Turner Core Growth Fund

ING Pilgrim Investments, LLC ("Pilgrim"):
   VP Growth Opportunities Portfolio
   VP MagnaCap Portfolio
   VP MidCap Opportunities Portfolio
   VP SmallCap Opportunities Portfolio

Putnam Investment Management, LLC ("Putnam"):
   Putnam VT New Opportunities Fund – Class 1B Shares
   Putnam VT Voyager Fund – Class 1B Shares
   Putnam VT Growth and Income Fund – Class 1B Shares
   Putnam VT Small Cap Value Fund – Class 1B Shares

Effective May 1, 2001, 16 new divisions became available to the policyholders for investment in the following funds:

Fidelity Management & Research Company ("Fidelity"):
   Fidelity Investments VIP II Asset Manager Service Class Portfolio
   Fidelity Investments VIP Growth Service Class Portfolio
   Fidelity Investments VIP Overseas Service Class Portfolio

Security Life Separate Account L1

Notes to Financial Statements (continued)

1. Organization (continued)

Portfolio Managers/Portfolios (Funds)

Directed Services, Inc. ("GCG"):
 GCG Trust - Fully Managed Portfolio

M Fund, Inc. ("M"):
 Brandes International Equity Fund
 Clifton Enhanced U.S. Equity Fund
 Frontier Capital Appreciation Fund
 Turner Core Growth Fund

ING Pilgrim Investments, LLC ("Pilgrim"):
 VP Growth Opportunities Portfolio
 VP MagnaCap Portfolio
 VP Mid-Cap Opportunities Portfolio
 VP SmallCap Opportunities Portfolio

Putnam Investment Management, LLC ("Putnam"):
 Putnam VT New Opportunities Fund – Class 1B Shares
 Putnam VT Voyager Fund – Class 1B Shares
 Putnam VT Growth and Income Fund – Class 1B Shares
 Putnam VT Small Cap Value Fund – Class 1B Shares

The Variable Universal Life Policies allow the policyholders to specify the allocation of their net premium to the various Funds. They can also transfer their account values among the Funds. The Variable Universal Life Policies also provide the policyholders the option to allocate their net premiums, or to transfer their account values, to a Guaranteed Interest Division ("GID") in the Company's general account. The GID guarantees a rate of interest to the policyholder, and it is not variable in nature. Therefore, it is not included in these Separate Account statements.

2. Summary of Significant Accounting Policies

The accompanying financial statements of the Separate Account have been prepared on the basis of accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial
Statements

Security Life Separate Account L1

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The significant accounting principles followed by the Separate Account and the methods of applying those principles are presented below or in the footnotes that follow:

Investment Valuation

The investments in shares of the Funds are valued at the closing net asset value (fair value) per share as determined by the Funds on the day of measurement.

Investment Transactions and Related Investment Income

The investments in shares of the Funds are accounted for on the date the order to buy or sell is confirmed. Dividend income and distributions of capital gains are recorded on the ex-dividend date. Realized gains and losses from sales transactions are reported using the first-in, first-out ("FIFO") method of accounting for cost. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized gain or loss on investment.

Valuation Period Deductions

For FirstLine, FirstLine II, Strategic Advantage, Strategic Advantage II, Variable Survivorship and Estate Designer policies (Class A Policies), charges are made directly against the assets of the Separate Account divisions and are reflected daily in the computation of the unit values of the divisions.

A daily deduction, at an annual rate of .75% of the daily asset value of the Separate Account divisions, is charged to the Separate Account for mortality and expense risks assumed by the Company. Total mortality and expense charges for the years ended December 31, 2001, 2000, and 1999 were $5,129,482, $4,508,171, and $2,908,885, respectively.

For the Corporate Benefits, Strategic Benefits and Asset Portfolio Manager policies (Class B Policies), mortality and expense charges result in the redemption of units rather than a deduction in the daily computation of unit values.

For Corporate Benefits policies, a monthly deduction, at an annual rate of .20% of the account value, is charged. For Strategic Benefits policies, a monthly deduction, at an annual rate of .85%, .60% and .05% of the account value, is charged during policy years 1 through 10, 11 through 20, and 21 and later, respectively. For Asset Portfolio Manager

2. Summary of Significant Accounting Policies (continued)

policies, a monthly deduction, at an annual rate of .90% and .45% of the account value, is charged during policy years 1 through 10 and 11 through 20, respectively. There is no mortality and expense charge after year 20 for Asset Portfolio Manager policies. Total mortality and expense charges for these policies for the years ended December 31, 2001 and 2000 were $180,487 and $42,000, respectively, and are included in the Statements of Changes in Net Assets as cost of insurance and administrative charges.

Policyholder Reserves

Policyholder reserves are recorded in the Separate Account at the aggregate account values of the policyholders invested in the Separate Account divisions. To the extent that benefits to be paid to the policyholders exceed their account values, the Company will contribute additional funds to the benefit proceeds.

3. Related Party Transactions

For the year ended December 31, 2001, management fees were paid indirectly to Directed Services, Inc., an affiliate of the Company, in its capacity as investment manager to GCG Trust. The Fund's advisory agreement provided for a fee at an annual rate of .94% of the average net assets of the Equity Income, Hard Assets and Fully Managed Portfolios, .99% of the average net assets of the Growth Portfolio, .54% of the average net assets of the Limited Maturity Bond and Liquid Assets Portfolios, and .88% of the average net assets of the MidCap, Research and Total Return Portfolios. In addition, management fees were paid to ING Pilgrim Investments, LLC, an affiliate of the Company, in its capacity as investment advisor to Pilgrim Variable Products Trust. The Fund's advisory agreement provides for a fee at an annual rate of .75% of the average net assets of the fund for all available Pilgrim funds.

4. Investments

Fund shares are purchased at net asset value with net premiums (premium payments, less sales and tax loads charged by the Company) and divisional transfers from other divisions. Fund shares are redeemed for the payment of benefits, surrenders, transfers to other divisions, and charges by the Company for certain costs of insurance and administrative charges. The cost of insurance and administrative charges for the years ended December 31, 2001, 2000, and 1999 were $42,185,259, $30,552,382, and $20,649,015, respectively. Dividends made by the Funds are reinvested in the Funds.

Financial
Statements

Security Life Separate Account L1

Notes to Financial Statements (continued)

4. Investments (continued)

For the year ended December 31, 2001, the cost of purchases (plus reinvested dividends) and sales of investments are as follows:

Fund	Beginning of Year	Purchases	Sales	End of Year
Neuberger Berman Management Inc.:				
Limited Maturity Bond	$ 14,317,177	$ 16,032,595	$ (8,123,234)	$ 22,226,538
Growth	23,675,702	13,235,073	(19,037,677)	17,873,098
Partners	26,760,069	36,952,816	(32,848,817)	30,864,068
Fred Alger Management, Inc.:				
American Small Capitalization	29,017,464	8,297,454	(10,700,161)	26,614,757
American MidCap Growth	32,585,413	64,242,356	(54,197,808)	42,629,961
American Growth	57,519,366	20,336,843	(10,835,418)	67,020,791
American Leveraged AllCap	30,403,675	42,943,940	(50,121,218)	23,226,397
Fidelity Management & Research Co.:				
Asset Manager	16,794,005	14,332,044	(10,475,832)	20,650,217
Asset Manager SC	–	322,411	(16,181)	306,230
Growth	76,947,214	39,615,539	(46,633,643)	69,929,110
Growth SC	–	287,237	(89,156)	198,081
Overseas	47,778,416	46,281,254	(53,978,530)	40,081,140
Overseas SC	–	167,184	(7,553)	159,631
Money Market	62,301,092	192,352,515	(159,578,401)	95,075,206
Index 500	171,986,004	65,277,579	(19,047,917)	218,215,666
INVESCO Funds Group, Inc.:				
Total Return	13,758,395	6,344,012	(3,015,012)	17,087,395
Equity Income	20,783,337	16,814,165	(6,420,880)	31,176,622
High Yield	11,975,324	6,514,465	(4,278,473)	14,211,316
Utilities	7,691,761	5,505,966	(2,273,953)	10,923,774
Small Company Growth	14,096,290	8,908,835	(5,540,403)	17,464,722
Van Eck Associates Corporation:				
Worldwide Hard Assets	2,041,764	1,423,526	(1,616,549)	1,848,741
Worldwide Bond	913,802	1,357,384	(996,529)	1,274,657
Worldwide Emerging Markets	6,215,858	2,432,742	(3,556,064)	5,092,536
Worldwide Real Estate	1,192,797	2,513,282	(1,001,214)	2,704,865
AIM Advisors, Inc.:				
Capital Appreciation	51,815,173	12,645,062	(47,723,642)	16,736,593
Government Securities	16,599,323	59,154,458	(50,443,395)	25,310,386
Directed Services, Inc. (GCG):				
Equity Income	–	9,309	(2,710)	6,599
Growth	1,401	15,498	(13,340)	3,559
Hard Assets	–	–	–	–
Limited Maturity Bond	922,084	56,179,956	(422,776)	56,679,264
Liquid Asset	1,991,502	20,343,574	(14,503,017)	7,832,059
MidCap Growth	–	519,237	(75,414)	443,823
Research	–	6,638	(3,364)	3,274
Total Return	11,083	55,089	(10,523)	55,649
Fully Managed	–	4,099,609	(105,180)	3,994,429
Janus Funds:				
Growth	258,748	3,804,930	(594,196)	3,469,482
Aggressive Growth	575,061	2,113,468	(539,347)	2,149,182
Worldwide Growth	336,173	4,062,782	(987,267)	3,411,688
International Growth	437,129	6,516,625	(1,470,766)	5,482,988

Security Life Separate Account L1

Notes to Financial Statements (continued)

4. Investments (continued)

Fund	Beginning of Year	Purchases	Sales	End of Year
M Fund, Inc.:				
Brandes	$ –	$ 2,037,956	$ (56,749)	$ 1,981,207
Clifton	–	1,236,044	(22,056)	1,213,988
Frontier	–	2,640,008	(1,026,625)	1,613,383
Turner	–	297,108	(7,402)	289,706
ING Pilgrim Investments, LLC:				
Growth Opportunities	–	149,725	(4,425)	145,300
MagnaCap	–	225,971	(27,239)	198,732
Mid-Cap Opportunities	–	341,325	(64,789)	276,536
Small Cap Opportunities	–	829,924	(129,098)	700,826
Putnam Investment Management, LLC:				
New Opportunities	–	401,002	(43,537)	357,465
Voyager	–	855,651	(12,397)	843,254
Growth and Income	–	3,491,353	(168,430)	3,322,923
Small Cap Value	–	5,926,722	(205,186)	5,721,536
Total	$741,702,602	$796,028,221	$(622,932,132)	$914,798,691

Aggregate proceeds from sales of investments for the year ended December 31, 2001, were $537,462,983.

5. Other Policy Deductions

The Variable Universal Life Policies provide for certain deductions for sales and tax loads from premium payments received from the policyholders and for surrender charges and taxes from amounts paid to policyholders. Such deductions are taken before the purchase of divisional units or after the redemption of divisional units of the Separate Account. Such deductions are not included in the Separate Account financial statements.

6. Policy Loans

The Variable Universal Life Policies allow the policyholders to borrow against their policies by using them as collateral for a loan. At the time of borrowing against the policies, an amount equal to the loan amount is transferred from the Separate Account divisions to a loan division in the Company's General Account to secure the loan. As payments are made on the policy loan, amounts are transferred back from the loan division to the Separate Account divisions. Interest is credited to the balance in the loan division at a fixed rate. The Loan Division is not variable in nature and is not included in the Separate Account financial statements.

Security Life Separate Account L1

Notes to Financial Statements (continued)

7. Federal Income Taxes

The Separate Account is not taxed separately because the operations of the Separate Account are part of the total operations of the Company. The Company is taxed as a life insurance company under the Internal Revenue Code. The Separate Account is not taxed as a "Regulated Investment Company" under subchapter "M" of the Internal Revenue Code.

Notes to Financial Statements (continued)

8. Summary of Changes in Units

The following schedule summarizes the changes in divisional units for the year ended December 31, 2001:

Division	Outstanding at Beginning of Year	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Year
Neuberger Berman Management Inc.:				
Limited Maturity Bond:				
Class A	1,085,190.344	1,045,198.635	(567,147.556)	1,563,241.423
Class B	–	39,896.374	(359.294)	39,537.080
Growth:				
Class A	755,032.816	311,758.151	(361,192.503)	705,598.464
Class B	–	11,345.968	(606.281)	10,739.687
Partners:				
Class A	1,131,357.503	1,568,221.555	(1,336,548.288)	1,363,030.770
Class B	727.044	23,517.646	(4,143.962)	20,100.728
Fred Alger Management, Inc.:				
American Small Capitalization:				
Class A	1,351,105.091	577,510.162	(461,821.507)	1,466,793.746
Class B	55,669.122	23,760.919	(9,462.424)	69,967.617
American MidCap Growth:				
Class A	1,022,948.192	1,556,445.842	(1,196,019.057)	1,383,374.977
Class B	4,581.526	75,622.900	(18,741.738)	61,462.688
American Growth:				
Class A	1,795,058.476	521,744.175	(341,082.820)	1,975,719.831
Class B	11,503.557	88,623.404	(22,531.324)	77,595.637
American Leveraged AllCap:				
Class A	602,197.766	1,198,050.602	(1,116,960.389)	683,287.979
Class B	–	19,058.289	(6,050.840)	13,007.449
Fidelity Management & Research Co.:				
Asset Manager:				
Class A	878,584.296	797,077.552	(506,252.369)	1,169,409.479
Class B	–	–	–	–
Asset Manager SC:				
Class A	–	–	–	–
Class B	–	33,326.844	(1,617.003)	31,709.841
Growth:				
Class A	2,222,867.138	1,366,077.784	(1,224,747.547)	2,364,197.375
Class B	40,727.108	52,498.684	(13,693.893)	79,531.899
Growth SC:				
Class A	–	–	–	–
Class B	–	34,313.597	(9,911.676)	24,401.921
Overseas:				
Class A	2,586,286.303	2,177,085.766	(2,121,386.326)	2,641,985.743
Class B	83,750.568	1,146,564.856	(1,097,502.418)	132,813.006
Overseas SC:				
Class A	–	–	–	–
Class B	–	20,601.104	(820.154)	19,780.950
Money Market:				
Class A	4,689,569.461	13,960,590.422	(11,728,889.223)	6,921,270.660
Class B	–	–	–	–
Index 500:				
Class A	6,025,479.633	2,088,847.553	(640,685.026)	7,473,642.160
Class B	704,951.502	1,144,484.205	(468,821.820)	1,380,613.887

Financial Statements

Notes to Financial Statements (continued)

8. Summary of Changes in Units (continued)

Division	Outstanding at Beginning of Year	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Year
INVESCO Funds Group, Inc.:				
Total Return:				
Class A	698,007.347	369,494.546	(143,489.958)	924,011.935
Class B	–	10,927.328	(717.750)	10,209.578
Equity Income:				
Class A	782,880.410	631,606.668	(263,303.863)	1,151,183.215
Class B	23,197.396	71,926.115	(7,887.735)	87,235.776
High Yield:				
Class A	680,080.798	355,220.262	(235,412.128)	799,888.932
Class B	2,293.135	32,831.757	(3,085.422)	32,039.470
Utilities:				
Class A	341,947.485	276,491.273	(108,705.909)	509,732.849
Class B	–	18,077.726	(2,310.190)	15,767.536
Small Company Growth:				
Class A	658,499.168	587,799.602	(242,868.178)	1,003,430.592
Class B	2,459.473	30,120.748	(3,154.822)	29,425.399
Van Eck Associates Corporation:				
Worldwide Hard Assets:				
Class A	214,971.664	134,747.414	(169,156.819)	180,562.259
Class B	–	2,106.991	(2,073.654)	33.337
Worldwide Bond:				
Class A	91,236.724	130,440.835	(95,280.789)	126,396.770
Class B	42.100	1,117.318	(64.089)	1,095.329
Worldwide Emerging Markets:				
Class A	543,314.421	312,104.213	(303,529.272)	551,889.362
Class B	36,043.266	6,974.541	(6,873.296)	36,144.511
Worldwide Real Estate:				
Class A	131,207.896	245,639.719	(108,349.895)	268,497.720
Class B	395.373	2,455.453	(438.100)	2,412.726
AIM Advisors, Inc.:				
Capital Appreciation:				
Class A	647,483.811	669,232.630	(226,860.447)	1,089,855.994
Class B	3,435,424.363	388,220.093	(3,739,734.644)	83,909.812
Government Securities:				
Class A	1,022,213.843	1,260,915.549	(161,413.134)	2,121,716.258
Class B	469,535.280	3,886,873.106	(4,321,807.397)	34,600.989

8. Summary of Changes in Units (continued)

Division	Outstanding at Beginning of Year	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Year
Directed Services, Inc. (GCG):				
Equity Income:				
Class A	–	–	–	–
Class B	–	854.189	(254.649)	599.540
Growth:				
Class A	–	–	–	–
Class B	103.679	1,795.458	(1,454.408)	444.729
Hard Assets:				
Class A	–	–	–	–
Class B	–	–	–	–
Limited Maturity Bond:				
Class A	–	–	–	–
Class B	80,478.798	4,566,682.226	(36,766.122)	4,610,394.902
Liquid Asset:				
Class A	–	–	–	–
Class B	183,932.621	1,825,152.883	(1,312,595.378)	696,490.126
MidCap Growth:				
Class A	–	49,121.910	(5,893.817)	43,228.093
Class B	–	4,280.346	(669.297)	3,611.049
Research:				
Class A	–	–	–	–
Class B	–	695.207	(330.915)	364.292
Total Return:				
Class A	–	–	–	–
Class B	908.365	4,516.482	(858.859)	4,565.988
Fully Managed:				
Class A	–	364,090.050	(8,568.178)	355,521.872
Class B	–	13,951.015	(908.204)	13,042.811
Janus Aspen Series Funds:				
Growth:				
Class A	29,430.276	501,373.539	(65,944.938)	464,858.877
Class B	–	38,268.403	(1,543.184)	36,725.219
Aggressive Growth:				
Class A	53,752.789	423,956.081	(63,360.054)	414,348.816
Class B	22,786.649	24,389.033	(9,917.571)	37,258.111
Worldwide Growth:				
Class A	19,710.545	529,913.890	(106,123.101)	443,501.334
Class B	17,011.166	32,317.343	(8,725.744)	40,602.765
International Growth:				
Class A	42,106.076	873,051.635	(172,736.551)	742,421.160
Class B	6,269.387	36,401.788	(5,327.353)	37,343.822
M Funds, Inc.:				
Brandes:				
Class A	–	204,545.454	(5,464.046)	199,081.408
Class B	–	784.937	(7.984)	776.953
Clifton:				
Class A	–	122,178.139	(1,972.168)	120,205.971
Class B	–	62.763	(14.276)	48.487
Frontier:				
Class A	–	266,555.787	(102,847.448)	163,708.339
Class B	–	577.431	(26.884)	550.547
Turner:				
Class A	–	31,628.530	(591.817)	31,036.713
Class B	–	149.469	(27.349)	122.120

Notes to Financial Statements (continued)

8. Summary of Changes in Units (continued)

Division	Outstanding at Beginning of Year	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Year
ING Pilgrim Investments, LLC:				
Growth Opportunities:				
Class A	–	17,239.756	(356.196)	16,883.560
Class B	–	216.814	(121.360)	95.454
MagnaCap:				
Class A	–	20,405.686	(2,299.681)	18,106.005
Class B	–	2,912.749	(362.083)	2,550.666
Mid-Cap Opportunities:				
Class A	–	36,205.316	(6,619.454)	29,585.862
Class B	–	2,680.580	(195.151)	2,485.429
Small Cap Opportunities:				
Class A	–	72,852.493	(8,843.292)	64,009.201
Class B	–	14,975.057	(3,717.243)	11,257.814
Putnam Investment Management, LLC:				
New Opportunities:				
Class A	–	43,206.982	(4,559.798)	38,647.184
Class B	–	3,398.550	(486.058)	2,912.492
Voyager:				
Class A	–	87,155.745	(1,144.534)	86,011.211
Class B	–	3,590.085	(15.143)	3,574.942
Growth and Income:				
Class A	–	338,965.181	(8,609.502)	330,355.679
Class B	–	21,861.287	(8,180.208)	13,681.079
Small Cap Value:				
Class A	–	543,246.905	(18,289.938)	524,956.967
Class B	–	10,434.457	(389.190)	10,045.267

8. Summary of Changes in Units (continued)

The following schedule summarizes the changes in divisional units for the year ended December 31, 2000:

Division	Outstanding at Beginning of Year	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Year
Neuberger Berman Management Inc.:				
Limited Maturity Bond:				
Class A	889,159.604	504,777.566	(308,746.826)	1,085,190.344
Class B	–	–	–	–
Growth:				
Class A	434,338.368	585,182.288	(264,487.840)	755,032.816
Class B	–	–	–	–
Partners:				
Class A	1,212,133.448	1,779,259.060	(1,860,035.005)	1,131,357.503
Class B	–	776.829	(49.785)	727.044
Fred Alger Management, Inc.:				
American Small Capitalization:				
Class A	1,055,757.484	2,800,960.511	(2,505,612.904)	1,351,105.091
Class B	–	55,711.543	(42.421)	55,669.122
American MidCap Growth:				
Class A	576,738.314	560,214.726	(114,004.848)	1,022,948.192
Class B	–	4,663.845	(82.319)	4,581.526
American Growth:				
Class A	1,257,371.637	778,072.130	(240,385.291)	1,795,058.476
Class B	–	11,643.541	(139.984)	11,503.557
American Leveraged AllCap:				
Class A	425,281.099	336,729.473	(159,812.806)	602,197.766
Class B	–	–	–	–
Fidelity Management & Research Co.:				
Asset Manager:				
Class A	722,717.906	310,205.974	(154,339.584)	878,584.296
Class B	–	–	–	–
Growth:				
Class A	1,676,236.646	2,952,178.456	(2,405,547.964)	2,222,867.138
Class B	–	40,990.125	(263.017)	40,727.108
Overseas:				
Class A	1,716,617.627	1,467,555.053	(597,886.377)	2,586,286.303
Class B	–	83,821.190	(70.622)	83,750.568
Money Market:				
Class A	2,763,648.297	18,979,254.070	(17,053,332.906)	4,689,569.461
Class B	–	–	–	–
Index 500:				
Class A	4,772,484.597	1,767,429.327	(514,434.291)	6,025,479.633
Class B	–	714,452.306	(9,500.804)	704,951.502

Notes to Financial Statements (continued)

8. Summary of Changes in Units (continued)

Division	Outstanding at Beginning of Year	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Year
INVESCO Funds Group, Inc.:				
Total Return:				
Class A	602,187.614	257,125.735	(161,306.002)	698,007.347
Class B	–	–	–	–
Equity Income:				
Class A	621,047.937	283,695.785	(121,863.312)	782,880.410
Class B	–	23,229.266	(31.870)	23,197.396
High Yield:				
Class A	536,863.946	285,666.502	(142,449.650)	680,080.798
Class B	–	2,314.001	(20.866)	2,293.135
Utilities:				
Class A	189,409.984	190,914.332	(38,376.831)	341,947.485
Class B	–	–	–	–
Small Company Growth:				
Class A	212,503.210	609,134.460	(163,138.502)	658,499.168
Class B	–	2,483.692	(24.219)	2,459.473
Van Eck Associates Corporation:				
Worldwide Hard Assets:				
Class A	236,972.429	53,067.697	(75,068.462)	214,971.664
Class B	–	–	–	–
Worldwide Bond:				
Class A	33,114.078	77,355.439	(19,232.793)	91,236.724
Class B	–	51.386	(9.286)	42.100
Worldwide Emerging Markets:				
Class A	228,819.195	390,868.355	(76,373.129)	543,314.421
Class B	–	36,097.306	(54.040)	36,043.266
Worldwide Real Estate:				
Class A	64,967.173	103,195.970	(36,955.247)	131,207.896
Class B	–	439.384	(44.011)	395.373
AIM Advisors, Inc.:				
Capital Appreciation:				
Class A	323,846.032	377,520.848	(53,883.069)	647,483.811
Class B	–	3,435,588.521	(164.158)	3,435,424.363
Government Securities:				
Class A	715,905.149	682,457.548	(376,148.854)	1,022,213.843
Class B	–	469,546.296	(11.016)	469,535.280

Notes to Financial Statements (continued)

8. Summary of Changes in Units (continued)

Division	Outstanding at Beginning of Year	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Year
Directed Services, Inc. (GCG):				
Equity Income:				
Class A	–	–	–	–
Class B	–	–	–	–
Growth:				
Class A	–	–	–	–
Class B	–	103.679	–	103.679
Hard Assets:				
Class A	–	–	–	–
Class B	–	–	–	–
Limited Maturity Bond:				
Class A	–	–	–	–
Class B	–	80,478.798	–	80,478.798
Liquid Asset:				
Class A	–	–	–	–
Class B	–	5,018,488.796	(4,834,556.175)	183,932.621
MidCap Growth:				
Class A	–	–	–	–
Class B	–	–	–	–
Research:				
Class A	–	–	–	–
Class B	–	–	–	–
Total Return:				
Class A	–	–	–	–
Class B	–	908.365	–	908.365
Janus Aspen Series Funds:				
Growth:				
Class A	–	37,656.545	(8,226.269)	29,430.276
Class B	–	–	–	–
Aggressive Growth:				
Class A	–	53,792.856	(40.067)	53,752.789
Class B	–	22,786.649	–	22,786.649
Worldwide Growth:				
Class A	–	33,160.748	(13,450.203)	19,710.545
Class B	–	17,011.166	–	17,011.166
International Growth:				
Class A	–	43,058.359	(952.283)	42,106.076
Class B	–	6,269.387	–	6,269.387

Financial Statements

Notes to Financial Statements (continued)

8. Summary of Changes in Units (continued)

The following schedule summarizes the changes in divisional units for the year ended December 31, 1999:

Division	Outstanding at Beginning of Year	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Year
Neuberger Berman Management Inc.:				
Limited Maturity Bond	1,245,559.121	421,349.898	(777,749.415)	889,159.604
Growth	447,486.376	233,319.969	(246,467.977)	434,338.368
Partners	986,298.018	385,667.451	(159,832.021)	1,212,133.448
Fred Alger Management, Inc.:				
American Small Capitalization	838,692.418	603,898.891	(386,833.825)	1,055,757.484
American MidCap Growth	402,532.472	225,361.191	(51,155.349)	576,738.314
American Growth	923,696.066	585,374.403	(251,698.832)	1,257,371.637
American Leveraged AllCap	221,642.446	410,084.371	(206,445.718)	425,281.099
Fidelity Management & Research Co.:				
Asset Manager	600,255.213	393,745.577	(271,282.884)	722,717.906
Growth	1,293,480.338	2,233,512.279	(1,850,755.971)	1,676,236.646
Overseas	1,429,659.907	963,512.218	(676,554.498)	1,716,617.627
Money Market	1,526,404.399	9,068,762.545	(7,831,518.647)	2,763,648.297
Index 500	3,215,990.519	1,840,375.191	(283,881.113)	4,772,484.597
INVESCO Funds Group, Inc.:				
Total Return	450,557.216	300,554.107	(148,923.709)	602,187.614
Equity Income	473,616.752	252,971.948	(105,540.763)	621,047.937
High Yield	486,858.648	226,071.484	(176,066.186)	536,863.946
Utilities	110,379.616	140,069.045	(61,038.677)	189,409.984
Small Company Growth	67,506.441	210,114.805	(65,118.036)	212,503.210
Van Eck Associates Corporation:				
Worldwide Hard Assets	132,513.824	246,466.322	(142,007.717)	236,972.429
Worldwide Bond	18,656.317	43,237.412	(28,779.651)	33,114.078
Worldwide Emerging Markets	67,354.295	582,654.548	(421,189.648)	228,819.195
Worldwide Real Estate	8,765.232	67,514.147	(11,312.206)	64,967.173
AIM Advisors, Inc.:				
Capital Appreciation	105,457.867	263,795.629	(45,407.464)	323,846.032
Government Securities	246,150.062	723,064.769	(253,309.682)	715,905.149

Security Life Separate Account L1

Notes to Financial Statements (continued)

9. Financial Highlights

Division	Units (000s)	Unit Fair Value Lowest to Highest	Net Assets (000s)	Investment Income Ratio	Expense Ratio Lowest to Highest	Total Return Lowest to Highest
		At December 31,		**For the Year Ended December 31,**		
Neuberger Berman Management Inc.:						
Limited Maturity Bond						
2001	1,603	$10.58 to $14.43	$22,975	5.37%	0% to .75%	8.01%
2000	*	$13.36	*	*	*	*
Growth						
2001	716	$8.50 to $18.32	$13,020	50.01%	0% to .75%	(30.66)%
2000	*	$26.42	*	*	*	*
Partners						
2001	1,383	$9.69 to $23.47	$32,191	4.12%	0% to .75%	(3.61)% to (2.81)%
2000	*	$9.97 to $24.35	*	*	*	*
Fred Alger Management, Inc.:						
American Small Capitalization						
2001	1,537	$6.80 to $13.26	$19,928	.05%	0% to .75%	(30.10)% to (29.53)%
2000	*	$9.65 to $18.97	*	*	*	*
American MidCap Growth						
2001	1,445	$12.57 to $30.21	$42,563	46.27%	0% to .75%	(7.02)% to (6.40)%
2000	*	$13.43 to $32.49	*	*	*	*
American Growth						
2001	2,053	$8.98 to $24.32	$48,752	12.91%	0% to .75%	(12.74)% to (11.61)%
2000	*	$10.16 to $27.87	*	*	*	*
American Leveraged AllCap						
2001	696	$9.45 to $33.88	$23,276	3.72%	0% to .75%	(16.30)%
2000	*	$40.48	*	*	*	*
Fidelity Management & Research Co.:						
Asset Manager						
2001	1,201	$16.97	$20,156	4.74%	.75%	(5.35)%
2000	*	$17.93	*	*	*	*
Asset Manager SC						
2001	32	$9.90	$314	–	0%	–
2000	*	*	*	*	*	*

9. Financial Highlights (continued)

Division	Units (000s)	At December 31, Unit Fair Value Lowest to Highest	Net Assets (000s)	Investment Income Ratio	For the Year Ended December 31, Expense Ratio Lowest to Highest	Total Return Lowest to Highest
Growth						
2001	2,444	$8.93 to 24.97	$39,751	7.38%	0% to .75%	(18.45)% to (17.62)%
2000	*	$10.84 to $30.62	*	*	*	*
Growth SC						
2001	24	$8.58	$209	–	0%	–
2000	*	*	*	*	*	*
Overseas						
2001	2,775	$8.18 to $12.86	$35,065	13.45%	0% to .75%	(21.63)% to (21.19)%
2000	*	$10.38 to $16.41	*	*	*	*
Overseas SC						
2001	19	$7.63	$151	–	0%	–
2000	*	*	*	*	*	*
Money Market						
2001	6,921	$13.70	$94,833	3.88%	.75%	3.63%
2000	*	$13.22	*	*	*	*
Index 500						
2001	8,854	$8.85 to $25.18	$200,404	1.05%	0% to .75%	(12.72)% to (12.12%)
2000	*	$10.07 to $28.85	*	*	*	*
INVESCO Funds Group, Inc.: Total Return						
2001	934	$9.97 to $16.39	$15,247	2.57%	0% to .75%	(2.15)%
2000	*	$16.75	*	*	*	*
Equity Income						
2001	1,238	$9.82 to $24.54	$29,102	1.59%	0% to .75%	(9.75)% to (8.99)%
2000	*	$10.79 to $27.19	*	*	*	*
High Yield						
2001	832	$7.72 to $13.08	$10,708	10.78%	0% to .75%	(15.06)% to (14.88)%
2000	*	$9.07 to $15.40	*	*	*	*
Utilities						
2001	526	$7.05 to $15.33	$7,928	1.02%	0% to .75%	(32.91)%
2000	*	$22.85	*	*	*	*

9. Financial Highlights (continued)

Division	Units (000s)	Unit Fair Value Lowest to Highest	Net Assets (000s)	Investment Income Ratio	Expense Ratio Lowest to Highest	Total Return Lowest to Highest
At December 31,				**For the Year Ended December 31,**		
Small Company Growth						
2001	1,033	$10.77 to $14.49	$14,861	–	0% to .75%	(19.32)% to (18.53)%
2000	*	$13.22 to $17.96	*	*	*	*
Van Eck Associates Corporation: Worldwide Hard Assets						
2001	181	$8.91 to $9.57	$1,727	1.15%	0% to .75%	(11.06)%
2000	*	$10.76	*	*	*	*
Worldwide Bond						
2001	127	$9.52 to $9.61	$1,225	3.92%	0% to .75%	(5.78)% to (4.99)%
2000	*	$10.02 to $10.20	*	*	*	*
Worldwide Emerging Markets						
2001	588	$7.65 to $8.12	$4,516	–	0% to .75%	(2.55)% to (1.81)%
2000	*	$7.85 to $8.27	*	*	*	*
Worldwide Real Estate						
2001	271	$10.42 to $11.55	$2,826	1.98%	0% to .75%	4.51% to 5.29%
2000	*	$9.97 to $10.97	*	*	*	*
AIM Advisors, Inc.: Capital Appreciation						
2001	1,174	$9.30 to $11.06	$12,831	7.26%	0% to .75%	(23.83)% to (23.27)%
2000	*	$12.12 to $14.52	*	*	*	*
Government Securities						
2001	2,156	$11.81 to $11.90	$25,665	1.35%	0% to .75%	5.40% to 6.11%
2000	*	$11.13 to $11.29	*	*	*	*
Directed Services, Inc. (GCG): Equity Income						
2001	1	$10.76	$6	8.25%	0%	–
2000	*	*	*	*	*	*
Growth						
2001	–	$8.29	$4	–	0%	(30.28)%
2000	*	$11.89	*	*	*	*

Financial
Statements

Notes to Financial Statements (continued)

9. Financial Highlights (continued)

Division	Units (000s)	Unit Fair Value Lowest to Highest	Net Assets (000s)	Investment Income Ratio	Expense Ratio Lowest to Highest	Total Return Lowest to Highest
	At December 31,			For the Year Ended December 31,		
Hard Assets						
2001	–	–	–	–	–	–
2000	*	*	*	*	*	*
Limited Maturity Bond						
2001	4,610	$11.86	$54,671	16.29%	0%	8.91%
2000	*	$10.89	*	*	*	*
Liquid Assets						
2001	696	$11.25	$7,832	3.74%	0%	3.88%
2000	*	$10.83	*	*	*	*
MidCap Growth						
2001	46	$9.68 to $13.04	$465	1.85%	0% to .75%	–
2000	*	*	*	*	*	*
Research						
2001	–	$8.78	$3	4.55%	0%	–
2000	*	*	*	*	*	*
Total Return						
2001	5	$11.65	$53	13.37%	0%	0.430%
2000	*	$11.60	*	*	*	*
Fully Managed						
2001	369	$10.60 to $10.66	$3,909	9.39%	0% to .75%	–
2000	*	*	*	*	*	*
Janus Aspen Series Funds: Growth						
2001	501	$6.17 to $6.23	$3,099	0.24%	0% to .75%	(25.48)%
2000	*	$8.28	*	*	*	*
Aggressive Growth						
2001	452	$4.11 to $4.15	$1,858	–	0% to .75%	(40.00)% to (39.50)%
2000	*	$6.85 to $6.86	*	*	*	*
Worldwide Growth						
2001	484	$6.68 to $6.74	$3,235	0.37%	0% to .75%	(23.13)% to (22.62)%
2000	*	$8.69 to $8.71	*	*	*	*

9. Financial Highlights (continued)

Division	Units (000s)	At December 31, Unit Fair Value Lowest to Highest	Net Assets (000s)	Investment Income Ratio	For the Year Ended December 31, Expense Ratio Lowest to Highest	Total Return Lowest to Highest
International Growth						
2001	780	$6.59 to $6.67	$5,140	0.87%	0% to .75%	(24.17)% to (23.42)%
2000	*	$8.69 to $8.71	*	*	*	*
M Fund, Inc.: Brandes International Equity						
2001	200	$9.48 to $9.54	$1,895	13.21%	0% to .75%	–
2000	*	*	*	*	*	*
Clifton Enhanced US Equity						
2001	120	$9.93 to $9.98	$1,194	11.25%	0% to .75%	–
2000	*	*	*	*	*	*
Frontier Capital Appreciation						
2001	164	$10.51 to $10.57	$1,727	0.03%	0% to .75%	–
2000	*	*	*	*	*	*
Turner Core Growth						
2001	31	$9.49 to $9.55	$296	0.26%	0% to .75%	–
2000	*	*	*	*	*	*
ING Pilgrim Investment, LLC: Growth Opportunities						
2001	17	$8.64 to $8.68	$147	–	0% to .75%	–
2000	*	*	*	*	*	*
MagnaCap						
2001	21	$9.76 to $9.80	$202	1.09%	0% to .75%	–
2000	*	*	*	*	*	*
Mid-Cap Opportunities						
2001	32	$9.18 to $9.18	$294	–	0% to .75%	–
2000	*	*	*	*	*	*
Small Cap Opportunities						
2001	75	$9.69 to $9.74	$730	0.17%	0% to .75%	–
2000	*	*	*	*	*	*

Financial Statements

Notes to Financial Statements (continued)

9. Financial Highlights (continued)

		At December 31,		For the Year Ended December 31,		
Division	Units (000s)	Unit Fair Value Lowest to Highest	Net Assets (000s)	Investment Income Ratio	Expense Ratio Lowest to Highest	Total Return Lowest to Highest
Putnam Investment Management, LLC: New Opportunities						
2001	42	$9.56 to $9.61	$397	–	0% to .75%	–
2000	*	*	*	*	*	*
Voyager						
2001	90	$9.51 to $9.57	$852	–	0% to .75%	–
2000	*	*	*	*	*	*
Growth and Income						
2001	344	$9.83 to $9.89	$3,383	–	0% to .75%	–
2000	*	*	*	*	*	*
Small Cap Value						
2001	535	$11.57 to $11.66	$6,191	–	0% to .75%	–
2000	*	*	*	*	*	*

* Not applicable

APPENDIX A

**Factors for the
Cash Value Accumulation Test
For a Life Insurance Policy**

Attained Age	Male or Unisex 100/0	Female	Unisex 80/20	Attained Age	Male or Unisex 100/0	Female	Unisex 80/20	Attained Age	Male or Unisex 100/0	Female	Unisex 80/20
0	11.727	14.234	12.149								
1	11.785	14.209	12.194	34	4.188	4.902	4.314	67	1.617	1.815	1.657
2	11.458	13.815	11.857	35	4.052	4.742	4.173	68	1.583	1.769	1.620
3	11.128	13.417	11.515	36	3.920	4.586	4.037	69	1.550	1.724	1.585
4	10.803	13.023	11.178	37	3.793	4.437	3.906	70	1.518	1.681	1.552
5	10.481	12.635	10.845	38	3.670	4.293	3.780	71	1.488	1.639	1.520
6	10.161	12.253	10.514	39	3.553	4.154	3.658	72	1.459	1.599	1.489
7	9.844	11.875	10.187	40	3.439	4.021	3.541	73	1.432	1.560	1.460
8	9.530	11.505	9.863	41	3.330	3.894	3.429	74	1.406	1.524	1.433
9	9.221	11.141	9.545	42	3.226	3.771	3.322	75	1.382	1.490	1.407
10	8.918	10.784	9.233	43	3.125	3.654	3.218	76	1.359	1.457	1.383
11	8.623	10.436	8.928	44	3.028	3.541	3.119	77	1.338	1.427	1.360
12	8.338	10.098	8.634	45	2.936	3.432	3.023	78	1.318	1.398	1.338
13	8.066	9.771	8.353	46	2.846	3.328	2.931	79	1.299	1.371	1.318
14	7.808	9.455	8.085	47	2.761	3.227	2.843	80	1.281	1.345	1.298
15	7.564	9.150	7.831	48	2.678	3.129	2.758	81	1.264	1.321	1.280
16	7.335	8.857	7.592	49	2.599	3.035	2.676	82	1.248	1.298	1.262
17	7.118	8.575	7.364	50	2.522	2.945	2.597	83	1.233	1.277	1.245
18	6.911	8.302	7.148	51	2.449	2.858	2.522	84	1.218	1.257	1.230
19	6.713	8.038	6.939	52	2.378	2.774	2.449	85	1.205	1.238	1.215
20	6.521	7.782	6.737	53	2.311	2.693	2.379	86	1.193	1.221	1.202
21	6.334	7.534	6.540	54	2.246	2.615	2.312	87	1.181	1.205	1.189
22	6.150	7.293	6.347	55	2.184	2.540	2.248	88	1.171	1.190	1.177
23	5.969	7.059	6.158	56	2.125	2.468	2.187	89	1.160	1.176	1.166
24	5.791	6.831	5.971	57	2.068	2.398	2.128	90	1.151	1.163	1.155
25	5.615	6.611	5.788	58	2.014	2.330	2.071	91	1.141	1.150	1.144
26	5.441	6.396	5.608	59	1.962	2.265	2.017	92	1.131	1.137	1.133
27	5.271	6.188	5.431	60	1.912	2.201	1.965	93	1.120	1.125	1.122
28	5.104	5.986	5.258	61	1.864	2.139	1.915	94	1.109	1.112	1.110
29	4.940	5.791	5.089	62	1.818	2.079	1.867	95	1.097	1.098	1.097
30	4.781	5.601	4.925	63	1.774	2.022	1.821	96	1.083	1.084	1.084
31	4.626	5.418	4.765	64	1.732	1.967	1.777	97	1.069	1.069	1.069
32	4.476	5.241	4.610	65	1.692	1.914	1.735	98	1.054	1.054	1.054
33	4.330	5.069	4.459	66	1.654	1.863	1.695	99	1.040	1.040	1.040
								100	1.000	1.000	1.000

Appendix A

APPENDIX B

Performance Information

The following hypothetical illustrations demonstrate how the actual investment experience of each variable investment option of the separate account affects the cash surrender value, account value and death benefit of a policy. These hypothetical illustrations are based on the actual historical return of each portfolio as if a policy had been issued on the date indicated. Each portfolio's annual total return is based on the total return calculated for each fiscal year. These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions, which if reflected, would result in lower total return figures than those shown.

The illustrations are based on the payment of a $5,750 annual premium, received at the beginning of each year, for a hypothetical policy with a $300,000 face amount death benefit Option 1, issued on a standard tobacco non-user male, age 45. It is assumed that all premiums are allocated to the variable investment option illustrated for the period shown. The benefits are calculated for a specific date. The amount and timing of premium payments and the use of other policy features, such as policy loans, would affect individual policy benefits.

The amounts shown for the cash surrender values, account values and death benefits take into account the charges against premiums, current cost of insurance and monthly deductions, the daily charge against the separate account for mortality and expense risks, and each portfolio's charges and expenses. ***See Charges and Deductions, page 49.*** This prospectus also contains illustrations based on assumed rates of return. ***See Illustrations of Death Benefits, Account Values, Surrender Values and Accumulated Premiums, page 28.***

Past performance is not an indication of future results. Actual investment results may be more or less than those shown in the hypothetical illustrations.

HYPOTHETICAL ILLUSTRATIONS

Tobacco Non-user Male Age 45
Standard Risk Class
Stated Death Benefit $300,000

Death Benefit Option 1
Annual Premium $5,750

AIM V.I. Capital Appreciation Fund – Series I

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	2.50%	5,418	5,131	300,000
12/31/95	35.69%	14,312	13,809	300,000
12/31/96	17.58%	22,620	21,973	300,000
12/31/97	13.51%	31,027	30,308	300,000
12/31/98	19.30%	42,356	41,637	300,000
12/31/99	44.61%	67,456	66,809	300,000
12/31/00	-10.91%	63,912	63,409	300,000
12/31/01	-23.28%	52,183	51,896	300,000

AIM V.I. Government Securities Fund – Series I

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	-3.73%	5,095	4,808	300,000
12/31/95	15.56%	11,863	11,360	300,000
12/31/96	2.29%	17,235	16,588	300,000
12/31/97	8.16%	23,768	23,050	300,000
12/31/98	7.73%	30,480	29,761	300,000
12/31/99	-1.32%	34,437	33,790	300,000
12/31/00	10.12%	42,592	42,089	300,000
12/31/01	6.41%	49,694	49,407	300,000

Alger American Growth Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/92	12.38%	5,931	5,643	300,000
12/31/93	22.47%	13,576	13,072	300,000
12/31/94	1.45%	18,833	18,186	300,000
12/31/95	36.37%	32,015	31,297	300,000
12/31/96	13.35%	41,387	40,668	300,000
12/31/97	25.75%	57,488	56,841	300,000
12/31/98	48.07%	91,325	90,822	300,000
12/31/99	33.74%	127,641	127,354	302,847
12/31/00	-14.78%	112,208	112,208	300,000
12/31/01	-11.81%	102,793	102,793	300,000

Appendix B

The assumptions underlying these values are described in Performance Information, page 204.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

HYPOTHETICAL ILLUSTRATIONS (continued)

Tobacco Non-user Male Age 45
Standard Risk Class
Stated Death Benefit $300,000

Death Benefit Option 1
Annual Premium $5,750

Alger American MidCap Growth Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	-1.54%	5,209	4,921	300,000
12/31/95	44.45%	14,913	14,410	300,000
12/31/96	11.90%	22,221	21,575	300,000
12/31/97	15.01%	30,972	30,254	300,000
12/31/98	30.30%	46,147	45,428	300,000
12/31/99	31.85%	66,532	65,886	300,000
12/31/00	9.18%	77,264	76,761	300,000
12/31/01	-6.52%	76,064	75,777	300,000

Alger American Small Capitalization Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/92	3.55%	5,473	5,185	300,000
12/31/93	13.28%	12,063	11,560	300,000
12/31/94	-4.38%	16,332	15,685	300,000
12/31/95	44.31%	30,245	29,526	300,000
12/31/96	4.18%	36,234	35,516	300,000
12/31/97	11.39%	45,230	44,583	300,000
12/31/98	15.53%	57,140	56,637	300,000
12/31/99	43.42%	87,856	87,569	300,000
12/31/00	-27.20%	66,842	66,842	300,000
12/31/01	-29.51%	50,103	50,103	300,000

Fidelity VIP Growth Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/92	9.32%	5,772	5,484	300,000
12/31/93	19.37%	13,051	12,548	300,000
12/31/94	-0.02%	18,042	17,395	300,000
12/31/95	35.36%	30,713	29,994	300,000
12/31/96	14.71%	40,384	39,666	300,000
12/31/97	23.48%	55,220	54,573	300,000
12/31/98	39.49%	82,880	82,377	300,000
12/31/99	37.44%	119,568	119,280	300,000
12/31/00	-10.96%	110,063	110,063	300,000
12/31/01	-17.67%	94,173	94,173	300,000

The assumptions underlying these values are described in Performance Information, page 204.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Tobacco Non-user Male Age 45
Standard Risk Class   Death Benefit Option 1
Stated Death Benefit $300,000   Annual Premium $5,750

Fidelity VIP Index 500 Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/93	9.74%	5,794	5,506	300,000
12/31/94	1.04%	11,119	10,616	300,000
12/31/95	37.19%	21,943	21,296	300,000
12/31/96	22.71%	32,671	31,952	300,000
12/31/97	32.82%	49,285	48,567	300,000
12/31/98	28.31%	68,781	68,134	300,000
12/31/99	20.51%	87,969	87,466	300,000
12/31/00	-9.30%	83,511	83,224	300,000
12/31/01	-12.09%	76,960	76,960	300,000

Fidelity VIP Overseas Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/92	-10.72%	4,733	4,446	300,000
12/31/93	37.35%	13,543	13,040	300,000
12/31/94	1.72%	18,849	18,202	300,000
12/31/95	9.74%	25,878	25,159	300,000
12/31/96	13.15%	34,374	33,656	300,000
12/31/97	11.56%	43,224	42,577	300,000
12/31/98	12.81%	53,538	53,034	300,000
12/31/99	42.55%	82,188	81,900	300,000
12/31/00	-19.07%	69,753	69,753	300,000
12/31/01	-21.21%	58,336	58,336	300,000

The GCG Trust Equity Income Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/92	1.88%	5,386	5,099	300,000
12/31/93	11.13%	11,744	11,241	300,000
12/31/94	-1.18%	16,548	15,901	300,000
12/31/95	18.93%	25,269	24,550	300,000
12/31/96	8.77%	32,400	31,681	300,000
12/31/97	17.44%	43,164	42,517	300,000
12/31/98	8.26%	51,322	50,819	300,000
12/31/99	-0.72%	55,030	54,743	300,000
12/31/00	12.93%	66,788	66,788	300,000
12/31/01	1.36%	72,140	72,140	300,000

Appendix B

The assumptions underlying these values are described in Performance Information, page 204.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Tobacco Non-user Male Age 45
Standard Risk Class
Stated Death Benefit $300,000

Death Benefit Option 1
Annual Premium $5,750

The GCG Trust Fully Managed Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/92	6.23%	5,612	5,324	300,000
12/31/93	7.59%	11,623	11,120	300,000
12/31/94	-7.27%	15,445	14,798	300,000
12/31/95	20.80%	24,326	23,607	300,000
12/31/96	16.36%	33,531	32,813	300,000
12/31/97	15.27%	43,677	43,030	300,000
12/31/98	5.89%	50,747	50,244	300,000
12/31/99	6.92%	58,651	58,364	300,000
12/31/00	21.97%	76,579	76,579	300,000
12/31/01	9.92%	89,031	89,031	300,000

The GCG Trust Growth Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/99	78.13%	9,353	9,066	300,000
12/31/00	-21.99%	11,437	10,934	300,000
12/31/01	-30.23%	11,608	10,961	300,000

The GCG Trust Hard Assets Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/92	-9.81%	4,780	4,493	300,000
12/31/93	49.93%	14,826	14,323	300,000
12/31/94	2.53%	20,309	19,662	300,000
12/31/95	10.69%	27,713	26,994	300,000
12/31/96	33.17%	42,815	42,096	300,000
12/31/97	6.22%	50,135	49,488	300,000
12/31/98	-29.58%	38,376	37,873	300,000
12/31/99	23.36%	52,414	52,126	300,000
12/31/00	-4.73%	53,798	53,798	300,000
12/31/01	-12.12%	51,078	51,078	300,000

The assumptions underlying these values are described in Performance Information, page 204.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Tobacco Non-user Male Age 45
Standard Risk Class   Death Benefit Option 1
Stated Death Benefit $300,000   Annual Premium $5,750

The GCG Trust Limited Maturity Bond Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/92	4.84%	5,540	5,252	300,000
12/31/93	6.20%	11,400	10,897	300,000
12/31/94	-1.19%	16,207	15,560	300,000
12/31/95	11.72%	23,387	22,668	300,000
12/31/96	4.32%	29,132	28,414	300,000
12/31/97	6.67%	35,757	35,110	300,000
12/31/98	6.86%	42,748	42,245	300,000
12/31/99	1.13%	47,385	47,097	300,000
12/31/00	7.73%	55,458	55,458	300,000
12/31/01	8.84%	65,155	65,155	300,000

The GCG Trust Liquid Asset Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/92	3.13%	5,451	5,163	300,000
12/31/93	2.64%	10,939	10,435	300,000
12/31/94	3.89%	16,537	15,891	300,000
12/31/95	5.51%	22,463	21,744	300,000
12/31/96	5.01%	28,352	27,634	300,000
12/31/97	5.07%	34,407	33,760	300,000
12/31/98	5.13%	40,641	40,138	300,000
12/31/99	4.74%	46,870	46,582	300,000
12/31/00	6.05%	54,042	54,042	300,000
12/31/01	3.85%	60,679	60,679	300,000

The GCG Trust Mid-Cap Growth Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/99	79.05%	9,401	9,114	300,000
12/31/00	8.18%	15,780	15,277	300,000
12/31/01	-23.62%	15,977	15,330	300,000

The GCG Trust Research Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/99	24.23%	6,546	6,259	300,000
12/31/00	-4.54%	11,241	10,738	300,000
12/31/01	-21.46%	12,854	12,207	300,000

Appendix B

The assumptions underlying these values are described in Performance Information, page 204.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

HYPOTHETICAL ILLUSTRATIONS (continued)

Tobacco Non-user Male Age 45
Standard Risk Class
Stated Death Benefit $300,000

Death Benefit Option 1
Annual Premium $5,750

The GCG Trust Total Return Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/99	3.38%	5,464	5,176	300,000
12/31/00	16.50%	12,386	11,883	300,000
12/31/01	0.49%	17,465	16,818	300,000

ING Partners, Inc. ING UBS Tactical Asset Allocation Portfolio – I Class

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit

This fund is too new for experience to be shown

ING Partners, Inc. ING Van Kampen Comstock Portfolio – I Class

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit

This fund is too new for experience to be shown

ING Income Shares ING VP Bond Portfolio – Class R Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	10.94%	5,856	5,569	300,000
12/31/96	1.30%	11,210	10,707	300,000
12/31/97	8.30%	17,514	16,867	300,000
12/31/98	8.14%	24,065	23,347	300,000
12/31/99	-0.74%	28,416	27,698	300,000
12/31/00	9.64%	35,957	35,310	300,000
12/31/01	8.75%	43,717	43,214	300,000

ING Variable Portfolios, Inc. ING VP Index Plus LargeCap Portfolio – Class R Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/97	33.89%	7,049	6,761	300,000
12/31/98	31.60%	16,033	15,530	300,000
12/31/99	24.30%	26,025	25,378	300,000
12/31/00	-9.41%	27,948	27,229	300,000
12/31/01	-13.62%	28,145	27,426	300,000

ING Variable Portfolios, Inc. ING VP Index Plus MidCap Portfolio – Class R Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/98	24.30%	6,550	6,262	300,000
12/31/99	15.81%	13,571	13,068	300,000
12/31/00	19.91%	22,172	21,525	300,000
12/31/01	-1.32%	26,598	25,879	300,000

The assumptions underlying these values are described in Performance Information, page 204.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Tobacco Non-user Male Age 45
Standard Risk Class
Stated Death Benefit $300,000

Death Benefit Option 1
Annual Premium $5,750

ING Variable Portfolios, Inc. ING VP Index Plus SmallCap Portfolio – Class R Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/98	-1.35%	5,219	4,931	300,000
12/31/99	10.79%	11,524	11,021	300,000
12/31/00	9.82%	18,098	17,451	300,000
12/31/01	2.41%	23,414	22,696	300,000

ING Variable Products Trust ING VP Growth Opportunities Portfolio – Class R Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/01	-38.57%	3,296	3,008	300,000

ING Variable Products Trust ING VP MagnaCap Portfolio – Class R Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/01	-10.44%	4,748	4,460	300,000

ING Variable Products Trust ING VP MidCap Opportunities Portfolio – Class R Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/01	-32.92%	3,587	3,299	300,000

ING Variable Products Trust ING VP SmallCap Opportunities Portfolio – Class R Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	21.39%	6,399	6,111	300,000
12/31/96	13.61%	13,148	12,645	300,000
12/31/97	15.81%	20,940	20,293	300,000
12/31/98	17.30%	30,077	29,358	300,000
12/31/99	141.03%	82,833	82,115	300,000
12/31/00	1.09%	88,171	87,524	300,000
12/31/01	-29.15%	65,551	65,048	300,000

INVESCO VIF-Core Equity Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	29.25%	6,807	6,520	300,000
12/31/96	22.28%	14,626	14,123	300,000
12/31/97	28.17%	25,019	24,372	300,000
12/31/98	15.30%	34,272	33,554	300,000
12/31/99	14.84%	44,516	43,797	300,000
12/31/00	4.87%	51,286	50,639	300,000
12/31/01	-8.97%	50,582	50,079	300,000

Appendix B

The assumptions underlying these values are described in Performance Information, page 204.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Tobacco Non-user Male Age 45
Standard Risk Class
Stated Death Benefit $300,000

Death Benefit Option 1
Annual Premium $5,750

INVESCO VIF-Health Sciences Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/98	42.85%	7,515	7,227	300,000
12/31/99	4.86%	13,330	12,827	300,000
12/31/00	30.54%	23,783	23,137	300,000
12/31/01	-12.59%	25,027	24,308	300,000

INVESCO VIF-High Yield Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	19.76%	6,314	6,027	300,000
12/31/96	16.59%	13,386	12,883	300,000
12/31/97	17.33%	21,487	20,840	300,000
12/31/98	1.42%	26,628	25,909	300,000
12/31/99	9.20%	34,010	33,291	300,000
12/31/00	-11.68%	33,981	33,334	300,000
12/31/01	-14.93%	32,568	32,064	300,000

INVESCO VIF-Small Company Growth Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/98	16.38%	6,138	5,851	300,000
12/31/99	91.06%	21,403	20,900	300,000
12/31/00	-14.98%	22,507	21,860	300,000
12/31/01	-18.54%	22,320	21,601	300,000

Janus Aspen Aggressive Growth Portfolio Service Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	16.19%	6,129	5,841	300,000
12/31/95	27.28%	14,348	13,845	300,000
12/31/96	7.33%	20,726	20,079	300,000
12/31/97	12.29%	28,574	27,855	300,000
12/31/98	33.33%	44,013	43,294	300,000
12/31/99	1.22%	49,007	48,360	300,000
12/31/00	-31.78%	36,415	35,912	300,000
12/31/01	-39.59%	24,484	24,197	300,000

The assumptions underlying these values are described in Performance Information, page 204.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Tobacco Non-user Male Age 45
Standard Risk Class   Death Benefit Option 1
Stated Death Benefit $300,000   Annual Premium $5,750

Janus Aspen Growth Portfolio Service Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	2.58%	5,422	5,135	300,000
12/31/95	29.92%	13,722	13,219	300,000
12/31/96	17.73%	21,954	21,308	300,000
12/31/97	21.84%	32,457	31,738	300,000
12/31/98	34.71%	49,692	48,973	300,000
12/31/99	42.50%	76,927	76,280	300,000
12/31/00	-14.75%	69,239	68,736	300,000
12/31/01	-24.90%	55,082	54,795	300,000

Janus Aspen International Growth Portfolio Service Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	23.15%	6,490	6,203	300,000
12/31/96	34.07%	15,580	15,077	300,000
12/31/97	17.22%	24,038	23,391	300,000
12/31/98	16.14%	33,380	32,661	300,000
12/31/99	78.93%	67,506	66,788	300,000
12/31/00	-16.14%	60,364	59,717	300,000
12/31/01	-23.43%	49,535	49,032	300,000

Janus Aspen Worldwide Growth Portfolio Service Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	1.47%	5,365	5,077	300,000
12/31/95	27.25%	13,373	12,870	300,000
12/31/96	28.21%	23,423	22,776	300,000
12/31/97	20.90%	33,984	33,265	300,000
12/31/98	27.13%	48,863	48,144	300,000
12/31/99	62.98%	86,580	85,933	300,000
12/31/00	-15.99%	76,344	75,840	300,000
12/31/01	-22.62%	62,252	61,964	300,000

Neuberger Berman AMT Partners Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	36.47%	7,183	6,895	300,000
12/31/96	29.57%	15,965	15,461	300,000
12/31/97	31.25%	27,365	26,718	300,000
12/31/98	4.21%	33,468	32,749	300,000
12/31/99	7.37%	40,788	40,069	300,000
12/31/00	0.70%	45,510	44,863	300,000
12/31/01	-2.83%	48,367	47,864	300,000

Appendix B

The assumptions underlying these values are described in Performance Information, page 204.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

HYPOTHETICAL ILLUSTRATIONS (continued)

Tobacco Non-user Male Age 45
Standard Risk Class
Stated Death Benefit $300,000

Death Benefit Option 1
Annual Premium $5,750

Pioneer Mid Cap Value VCT Portfolio – Class I Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/96	15.03%	6,068	5,781	300,000
12/31/97	24.69%	13,987	13,484	300,000
12/31/98	-4.02%	18,237	17,590	300,000
12/31/99	13.13%	25,970	25,251	300,000
12/31/00	18.00%	35,936	35,217	300,000
12/31/01	6.49%	42,939	42,293	300,000

Pioneer Small Cap Value VCT Portfolio – Class I Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/01	-31.68%	3,650	3,363	300,000

Putnam VT Growth and Income Fund – Class IB Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/99	-1.47%	5,212	4,925	300,000
12/31/00	7.92%	11,227	10,724	300,000
12/31/01	-6.39%	15,217	14,570	300,000

Putnam VT New Opportunities Fund – Class IB Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/99	69.10%	8,882	8,595	300,000
12/31/00	-26.20%	10,491	9,988	300,000
12/31/01	-30.14%	10,963	10,316	300,000

Putnam VT Small Cap Value Fund – Class IB Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/00	24.44%	6,557	6,270	300,000
12/31/01	18.13%	13,845	13,342	300,000

Putnam VT Voyager Fund – Class IB Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/99	58.01%	8,304	8,017	300,000
12/31/00	-16.54%	11,337	10,834	300,000
12/31/01	-22.41%	12,778	12,131	300,000

The assumptions underlying these values are described in Performance Information, page 204.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Tobacco Non-user Male Age 45
Standard Risk Class   Death Benefit Option 1
Stated Death Benefit $300,000   Annual Premium $5,750

Van Eck Worldwide Bond Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/92	-5.25%	5,017	4,729	300,000
12/31/93	7.79%	11,003	10,500	300,000
12/31/94	-1.32%	15,795	15,148	300,000
12/31/95	17.30%	24,046	23,327	300,000
12/31/96	2.53%	29,317	28,598	300,000
12/31/97	2.38%	34,523	33,876	300,000
12/31/98	12.75%	43,701	43,198	300,000
12/31/99	-7.82%	44,069	43,781	300,000
12/31/00	1.88%	49,050	49,050	300,000
12/31/01	-5.11%	50,673	50,673	300,000

Van Eck Worldwide Emerging Markets Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/96	26.82%	6,681	6,393	300,000
12/31/97	-11.61%	10,553	10,050	300,000
12/31/98	-34.15%	10,402	9,755	300,000
12/31/99	100.28%	29,926	29,207	300,000
12/31/00	-41.87%	20,258	19,540	300,000
12/31/01	-1.69%	24,265	23,618	300,000

Van Eck Worldwide Real Estate Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/98	-11.35%	4,701	4,413	300,000
12/31/99	-2.01%	9,724	9,221	300,000
12/31/00	18.71%	17,391	16,744	300,000
12/31/01	5.34%	23,326	22,608	300,000

Appendix B

The assumptions underlying these values are described in Performance Information, page 204.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.